  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 18, 1998. THIS REGISTRATION STATEMENT HAS NOT BEEN MADE EFFECTIVE. INFORMATION CONTAINED
                 HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM 20-F

(MARK ONE)

[X]            REGISTRATION STATEMENT PURSUANT TO SECTION 12(B)
                 OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      OR

[_]              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                          For the fiscal year ended:

                                      OR

[_]            TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                  for the transition period from      to

                           COMMISSION FILE NUMBER:

                      TELE CENTRO SUL PARTICIPACOES S.A.

            (Exact name of Registrant as specified in its charter)

                        TELE CENTRO SUL HOLDING COMPANY
                (Translation of Registrant's name into English)

                       THE FEDERATIVE REPUBLIC OF BRAZIL
                (Jurisdiction of incorporation or organization)

               SCN-QUADRA 3, BLOCO A, 2(degrees) ANDAR, SALA 202
                             BRASILIA, DF, BRAZIL
                   (Address of principal executive offices)

  SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE
                                     ACT:


         TITLE OF EACH CLASS        NAME OF EACH EXCHANGE ON WHICH REGISTERED
         -------------------        -----------------------------------------
   Preferred Shares, without par
    value..........................         New York Stock Exchange*

--------
* Not for trading, but only in connection with the listing of American Depositary Shares, on the New York Stock Exchange.

  SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE
                                   ACT: None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(D)
                               OF THE ACT: None

  Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the last fiscal year covered by this Registration Statement: None

  Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                                  Yes   No X

   Indicate by check mark which financial statement item the registrant has elected to follow.

                             Item 17   Item 18 X

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

      INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT.

  THIS PRELIMINARY REGISTRATION STATEMENT ON FORM 20-F HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") BUT HAS NOT BEEN DECLARED
             EFFECTIVE AND IS SUBJECT TO COMMENT BY THE COMMISSION.

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
          PRESENTATION OF INFORMATION...................................   ii
          GLOSSARY OF TERMS.............................................   vi
          EXCHANGE RATES................................................   ix

                                     PART I

 ITEM 1.  Description of Business.......................................    1
 ITEM 2.  Description of Property.......................................   32
 ITEM 3.  Legal Proceedings.............................................   32
 ITEM 4.  Control of Registrant.........................................   33
 ITEM 5.  Nature of Trading Market......................................   34
 ITEM 6.  Exchange Controls and Other Limitations Affecting Security
          Holders.......................................................   37
 ITEM 7.  Taxation......................................................   38
 ITEM 8.  Selected Financial Data.......................................   43
 ITEM 9.  Management's Discussion and Analysis of Financial Condition
          and Results of Operations.....................................   47
 ITEM 9A. Quantitative and Qualitative Disclosures about Market Risk....   60
 ITEM 10. Directors and Officers of Registrant..........................   61
 ITEM 11. Compensation of Directors and Officers........................   64
 ITEM 12. Options to Purchase Securities from Registrant or
          Subsidiaries..................................................   64
 ITEM 13. Interest of Management in Certain Transactions................   64

                                    PART II

 ITEM 14. Description of Securities to be Registered....................   65

                                    PART III

 ITEM 15. Defaults upon Senior Securities...............................   77
 ITEM 16. Changes in Securities and Changes in Security for Registered
          Securities....................................................   77

                                    PART IV

 ITEM 17. Consolidated Financial Statements.............................   78
 ITEM 18. Consolidated Financial Statements.............................   78
 ITEM 19. Consolidated Financial Statements and Exhibits................   78

                          PRESENTATION OF INFORMATION

OVERVIEW

  Tele Centro Sul Participacoes S.A. (the "Registrant"), a corporation organized under the laws of the Federative Republic of Brazil ("Brazil"), was formed upon the reorganization of Telecomunicacoes Brasileiras S.A.--Telebras ("Telebras"), a corporation organized under the laws of Brazil that, together with its operating subsidiaries (the "Telebras System"), was the primary supplier of public telecommunications services in Brazil. On May 22, 1998, the shareholders of Telebras approved the restructuring of the Telebras System to form, in addition to Telebras, twelve new telecommunications companies (the "New Holding Companies") by means of a procedure under Brazilian corporate law called cisao or "split-up". The New Holding Companies were allocated virtually all the assets and liabilities of Telebras, including the shares held by Telebras of the operating companies of the Telebras System. The New Holding Companies, together with their respective subsidiaries, comprise (a) three regional fixed-line operators, (b) eight regional cellular operators and (c) one national long-distance carrier. The separation of the Telebras System into the New Holding Companies and their respective subsidiaries is referred to in this Registration Statement on Form 20-F (the "Registration Statement") as the "Breakup" of Telebras. Prior to the Breakup, Telebras, through its operating subsidiaries, was the primary supplier of public telecommunications services in Brazil. See "Description of Business--Background" and "--The Company."

  The Registrant is one of the New Holding Companies formed upon the Breakup of Telebras. In the Breakup, all of the share capital held by Telebras in Companhia Telefonica Melhoramento e Resistencia ("CTMR"), Telecomunicacoes de Santa Catarina S.A. ("Telesc"), Telecomunicacoes do Parana S.A. ("Telepar"), Telecomunicacoes do Mato Grosso do Sul S.A. ("Telems"), Telecomunicacoes do Mato Grosso S.A. ("Telemat"), Telecomunicacoes de Brasilia S.A. ("Telebrasilia"), Telecomunicacoes de Goias S.A. ("Telegoias"), Telecomunicacoes de Rondonia S.A. ("Teleron") and Telecomunicacoes do Acre S.A. ("Teleacre") (together, the "Subsidiaries") was transferred to the Registrant. A substantial part of the Registrant's assets is comprised of share capital of its subsidiaries. The Registrant relies largely on dividends from its subsidiaries to meet its need for cash, including for the payment of dividends to its shareholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." The Company, as defined below, is the principal provider of fixed-line public telecommunications services in the western, central and southern regions of Brazil.

  As used herein, the "Company" refers to the Registrant and its consolidated Subsidiaries. Prior to January 1, 1998, each Subsidiary also had a cellular telephone business. In preparation for the Breakup of Telebras, on January 30, 1998, the cellular telephone businesses of the Subsidiaries were "spun off" effective January 1, 1998 to newly formed cellular companies. See "Description of Business--Background" and "--The Company."

PRESENTATION OF FINANCIAL INFORMATION

 FINANCIAL STATEMENTS AND MINORITY INTERESTS

  The audited consolidated balance sheets included herein as of December 31, 1996 and 1997 and the related consolidated statements of income, cash flow and changes in shareholders' equity for each of the years ended December 31, 1995, 1996 and 1997, (including the notes thereto, the "Consolidated Financial Statements") are the consolidated financial statements of the Registrant and the Subsidiaries. The portion of the consolidated equity and net income of the Subsidiaries attributable to shareholders of the Subsidiaries other than Telebras at December 31, 1996 and 1997, and for each of the years in the three-year period ended December 31, 1997 is reflected as "minority interests" in the Consolidated Financial Statements. At December 31, 1997, such minority shareholders directly and indirectly owned the percentages shown in the table below of the share capital of the Subsidiaries, respectively. Substantially all such share capital is comprised of preferred shares originally issued from time to time by the Subsidiaries in connection with such Subsidiaries' auto-financing activities. The consideration paid for such preferred shares was the higher of market or book value at the time of issuance, for shares issued after August 1996, and book value for shares issued prior to August 1996. A secondary trading market has developed in such preferred shares in which institutional and other investors participate. For a discussion of such auto-financing activities, see "Description of Business--Rates--Local Services."

                                                                           % OF SHARE      % OF VOTING
                                                                          CAPITAL OWNED  STOCK OWNED BY
                                                                           BY MINORITY      MINORITY
STATE                    SUBSIDIARY                                      SHAREHOLDERS(1) SHAREHOLDERS(1)
-----                    ----------                                      --------------- ---------------
Acre.................... Telecomunicacoes do Acre S.A.--Teleacre               6.02%           1.32%
Rondonia................ Telecomunicacoes de Rondonia S.A.--Teleron            8.70            2.69
Goias/Tocantins......... Telecomunicacoes de Goias S.A.--Telegoias            16.23           19.64
Distrito Federal........ Telecomunicacoes de Brasilia
                          S.A.--Telebrasilia                                  18.60           19.13
Mato Grosso............. Telecomunicacoes do Mato Grosso
                          S.A.--Telemat                                        8.13            1.60
Mato Grosso do Sul...... Telecomunicacoes do Mato Grosso
                          do Sul S.A.--Telems                                  3.99            1.10
Parana.................. Telecomunicacoes do Parana S.A.--Telepar             32.69           18.02
Santa Catarina.......... Telecomunicacoes de Santa Catarina S.A.--Telesc      17.01            8.60
Rio Grande do Sul....... Companhia Telefonica Melhoramento e                  21.44           18.68
                          Resistencia S.A.--CTMR(2)

--------
(1) Includes both direct and indirect ownership.
(2) CTMR serves a small area in the state of Rio Grande do Sul which includes the cities of Pelotas, Capao do Leao, Morro Redondo and Turucu.

  The Consolidated Financial Statements present the fixed-line telecommunications business of the Subsidiaries as the continuing operations and the cellular telephone business as discontinued operations for all periods. The assets and liabilities of the cellular telephone business are presented as net assets of discontinued operations.

 FORMATION OF REGISTRANT

  The separation of the fixed and cellular telecommunications businesses and the formation of the Registrant has been accounted as a reorganization of entities under common control in a manner similar to a pooling of interests. The assets and liabilities of the cellular telephone business were transferred from the Subsidiaries at their indexed historical cost. The Consolidated Financial Statements are not necessarily indicative of the financial position and results of operations that would have occurred for the three-year period ended December 31, 1997 had the fixed-line telecommunications businesses of the Subsidiaries been separate legal entities during such periods. See "Description of Business--Background," "--The Company" and Notes 1, 2 and 28 to the Consolidated Financial Statements.

  At the May 22, 1998 Telebras shareholders' meeting, the shareholders approved a specific structure for the shareholders' equity of each New Holding Company, which included an allocation of a portion of the retained earnings of Telebras. In this manner, the balances of capital, reserves and retained earnings, together with the corresponding assets and liabilities, for the formation of Tele Centro Sul Participacoes S.A. were established. Telebras retained within its own shareholders' equity sufficient retained earnings from which to pay certain dividends and other amounts. Telebras allocated to each New Holding Company the balance of its retained earnings in proportion to the total net assets allocated to each such Company. This value of allocated retained earnings does not represent the historical retained earnings of the New Holding Companies and resulted in an increase of R$204,689,000 in relation to the Company's historical retained earnings. See Note 28 to the Consolidated Financial Statements. Allocated retained earnings and future retained earnings will be the basis from which future dividends will be payable.

  Prior to December 31, 1997 cash and certain non-specific debt of the cellular telecommunications business could not be segregated from the Subsidiaries. Accordingly, these amounts are included in the financial statements for periods ended before January 1, 1998. As a result, certain interest income and expense relating to the cellular telecommunications business could not be identified and, consequently, income from discontinued operations is presented before unallocated interest income (expense) and income tax expense. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations for the years ended December 31, 1995, 1996 and 1997--Allocated and unallocated interest expense and unallocated interest income."

  In connection with the formation of the Registrant, certain assets of Telebras in addition to its interests in the Subsidiaries were spun off to the Registrant. Such assets comprised cash and other current assets, noncurrent assets and certain investments. See Note 28 to the Consolidated Financial Statements, which includes a consolidated balance sheet of the Registrant reflecting all the assets and liabilities spun off to the Registrant as of February 28, 1998. The Registrant received R$5,292.9 million of Telebras assets, including R$71.0 million in cash and cash equivalents. A substantial amount of such assets (principally investment in subsidiaries) is eliminated upon consolidation.

 EFFECTS OF INFLATION

  The Consolidated Financial Statements contained herein were prepared in accordance with generally accepted accounting principles in Brazil ("Brazilian GAAP") and are presented in Brazilian reais. Pursuant to Brazilian GAAP, the Financial Statements and the other financial information presented herein recognize certain effects of changes in the purchasing power of Brazilian currency due to inflation and, unless otherwise specified, have been indexed and expressed in constant reais of December 31, 1997 purchasing power by using the daily changes or the monthly average values of the Unidade Fiscal de Referencia (the Tax Reference Unit or the "UFIR") through December 31, 1995.

  Until December 31, 1995, the relevant inflation index selected by the CVM and the one used for the constant currency method under Brazilian GAAP was the UFIR. Effective January 1, 1996, the Comissao de Valores Mobiliarios (the Brazilian Securities Commission or "CVM"), no longer requires Brazilian companies to restate their financial statements for reporting purposes in constant currency by indexing historical amounts using the UFIR. Restatement in constant currency is now optional and any general price index may be used. The Brazilian Institute of Accountants has recommended that the Indice Geral de Precos--Mercado (the General Prices Index-Market or the "IGP-M") be used for this purpose. The Company's management believes that the IGP-M is the most appropriate measure of the general price inflation in Brazil and has elected the IGP-M for purposes of preparing its financial statements in accordance with the constant currency method as of January 1, 1996. See Note 2 to the Consolidated Financial Statements.

  In July 1997, the three-year cumulative inflation rate for Brazil fell below 100%; however, for accounting purposes, the constant currency method has continued to be applied. The Brazilian Institute of Accountants has not yet published definitive rules regarding when the constant currency method of accounting may no longer be used to prepare the Consolidated Financial Statements. If the Brazilian Institute of Accountants determines that the constant currency method may no longer be used to prepare the Consolidated Financial Statements beginning January 1, 1998, the restated balances of nonmonetary assets and liabilities of the Company as of December 31, 1997 will become the new basis for accounting, and income statement items will no longer be restated for inflation.

CURRENCY TRANSLATIONS

  All references herein to (i) the "real," "reais" or "R$" are to Brazilian reais (plural) and to the Brazilian real (singular), the official currency of Brazil and (ii) "U.S. dollars," "dollars" or "US$" are to United States dollars. As of July 1, 1994, the denomination of the Brazilian currency unit was changed to the real from the cruzeiro real (each real being equal to 2,750 cruzeiros reais at such time). All amounts in cruzeiros reais have been restated in reais in this Registration Statement. Certain amounts herein may not sum due to rounding.

  This Registration Statement contains translations of certain real amounts into U.S. dollars solely for the convenience of the reader. These translations should not be construed as representations that the real amounts actually represent such U.S. dollar amounts or could be or could have been converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from reais at the commercial buying rate for the purchase of U.S. dollars (the "Commercial Market Rate") published by Banco Central do Brasil (the "Central Bank of Brazil") for December 31, 1997, which was 1.1164 to US$1.00. The noon buying rate in New York City for cable transfers in reais as certified by the Federal Reserve Bank of New York has not been consistently reported for Brazilian currency during the periods for which data are presented in this Registration Statement. See "Exchange Rates" for information regarding rates of exchange.

MARKET INFORMATION

  Upon the Breakup of Telebras, holders of common and preferred Telebras shares ("Telebras Common Shares" and "Telebras Preferred Shares" and, together, "Telebras Shares") were deemed under Brazilian law to own, in addition to such Telebras Shares, one common or preferred share, as applicable, of each New Holding Company for each such Telebras Share held by them. Following the Breakup, the Telebras Common Shares and the common shares of the New Holding Companies have been traded as a unit on the Bolsa de Valores de Sao Paulo (the "Sao Paulo Stock Exchange"), the Bolsa de Valores do Rio de Janeiro (the "Rio de Janeiro Stock Exchange") and the seven other Brazilian stock exchanges (together with the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange, the "Brazilian Stock Exchanges"). Similarly, the Telebras Preferred Shares and the preferred shares of the New Holding Companies have been traded as a unit on the Brazilian Stock Exchanges. Telebras American Depositary Shares ("Telebras ADS"), each originally representing redeemed ownership of 1,000 Telebras Preferred Shares, have continued to trade on the New York Stock Exchange, Inc. (the "NYSE"), except that since the Breakup, each Telebras ADS has represented 1,000 Telebras Preferred Shares and deemed ownership of 1,000 preferred shares of each of the New Holding Companies. It is expected that during the third quarter of 1998, the common shares and preferred shares of each New Holding Company will commence trading separately on the Brazilian Stock Exchanges and American Depositary Shares representing preferred shares of each New Holding Company will be issued and will commence trading separately on the NYSE. See "Nature of Trading Market" and "Description of Securities to be Registered-- Description of American Depositary Receipts in respect of Preferred Shares."

  References herein to the "Preferred Shares" and "Common Shares" are to the preferred shares and common shares, respectively, of the Registrant. References to the American Depositary Shares or "ADSs" are to American Depositary Shares, each representing 1,000 Preferred Shares. The ADSs will be evidenced by American Depositary Receipts ("ADRs").

                               GLOSSARY OF TERMS

  The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in this Registration Statement.

  Access charge: Amount paid per minute charged by network operators for the use of their network by other network operators. Also known as an "interconnection charge" or "network usage charge".

  Access gates: The points of interface between the network equipment (either dedicated or switched) and the transmission media that connect network equipment to the end user. The quantity of service is directly related to the quantity of network access gates.

  AMPS (Advanced Mobile Phone Service): An analog cellular telephone service standard utilizing the 850 MHz band, in use in North America, parts of South America, Australia and various other areas.

  Analog: A mode of transmission or switching which is not digital, e.g., the representation of voice, video or other modulated electrical audio signals which are not in digital form.

  Analog network: A network using analog technology with circuit switching, capable of connecting one user with all the users, but with limited transmission capacity.

  ATM (Asynchronous Transfer Mode): A broadband switching technology that permits the use of one network for different kinds of information (e.g., voice, data and video).

  Automatic international roaming: A service which permits a subscriber to use his or her cellular phone on a foreign cellular operator's network. The subscriber may receive calls made to the subscriber's regular cellular number (such calls are "automatically" passed to the foreign operator's network).

  Band A Operator: A former Telebras cellular operating subsidiary that has been granted a concession to provide cellular telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as "Band A".

  Band B Operator: A cellular operator that has been granted a concession to provide cellular telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as "Band B".

  Base station: In cellular mobile telecommunications, a radio transmitter/receiver that maintains communications with the cellular telephones within a given cell. Each base station in turn is interconnected with other base stations and with the public switched telephone network.

  Broadband services: Services characterized by a transmission speed of 2 Mbit/s or more. According to international standards, these services are divided into two categories: (i) Interactive services, including videotelephone/videoconferencing (both point-to-point and multipoint); videomonitoring; interconnection of local networks; file transfer; CAD; highspeed fax; e-mail for moving images or mixed documents; broadband videotext; video on demand; retrieval of sound programs or fixed and moving images; and (ii) Broadcast services, such as sound programs, television programs (including high-definition TV and pay TV) and selective document acquisition.

  CATV (Cable television): Cable or fiber-based distribution of TV programs.

  CDMA (Code Division Multiple Access): A standard of digital cellular technology.

  Cell: The geographic area covered by a single base station in a cellular mobile phone system.

  Cell splitting: The process of dividing cells into smaller coverage areas by reducing their power output and the antenna height of the station transmitter. Cell splitting increases capacity in a particular area by allowing for the further reuse of frequencies by a mobile communications system.

  Cellular service: A mobile telephone service provided by means of a network of interconnected low-powered base stations, each of which covers one small geographic cell within the total cellular system service area.

  Channel: One of a number of discrete frequency ranges utilized by a base station.

  Digital: A mode of representing a physical variable such as speech using digits 0 and 1 only. The digits are transmitted in binary form as a series of pulses. Digital networks allow for higher capacity and higher flexibility through the use of computer-related technology for the transmission and manipulation of telephone calls. Digital systems offer lower noise interference and can incorporate encryption as a protection from external interference.

  Digital penetration: The substitution of equipment capable of transmitting digital signals for equipment limited to analog transmission.

  Exchange: See Switch.

  Frame relay: A data transmission service using fast protocols based on direct use of transmission lines.

  Internet: A collection of interconnected networks spanning the entire world, including university, corporate, government and research networks from around the globe. These networks all use the IP (Internet Protocol) communications protocol.

  ISDN (Integrated Services Digital Network): A system in which several services (e.g., speech and data) may be simultaneously transmitted end-to-end in digital form.

  Leased high-speed data communication: The digital exchange of information at speeds exceeding 64Kbps transmitted through mediums that are leased to users for their exclusive use.

  Local loop: The system used to connect the subscriber to the nearest switch. It generally consists of a pair of copper wires, but may also employ fiber-optic circuits, microwave links or other technologies.

  Manual international roaming: A service that permits a subscriber to use his or her cellular phone on a foreign cellular operator's network. The subscriber may only receive calls made to a temporary number issued to the subscriber by the foreign operator for use while roaming.

  Microcells: A small cell covered by a low-power base station. Microcells can cover small areas such as a single building.

  Network: An interconnected collection of elements. In a telephone network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fiber optic or metallic cable or point-to-point radio connections.

  Network usage charge: Amount paid per minute charged by network operators for the use of their network by other network operators. Also known as an "access charge" or "interconnection charge."

  Optical fiber: A transmission medium which permits extremely high capacities. It consists of a thin strand of glass that provides a pathway along which waves of light can travel for telecommunications purposes.

  Packet-switched data communication services: Data services based on parceling or breaking the data stream into packets and switching the individual packets. Information transmitted is segmented into cells of a standardized length, which are then transmitted independently of one another, allowing maximization of available capacity and usage of a single transmission path for multiple communications. The cells are then reassembled upon reaching their destination.

  PBX (Private Branch Exchange): Telephone switchboard for private use, but linked to the national telephone network.

  Penetration: The measurement of the take-up of services. As of any date, the penetration is calculated by dividing the number of subscribers by the population to which the service is available and multiplying the quotient by 100.

  Private leased circuits: Voice, data or image transmission mediums leased to users for their exclusive use.

  PSTN (Public Switched Telephone Network): The public telephone network that delivers basic telephone service and, in certain circumstances, more advanced services.

  Repeaters: A device that amplifies an input signal for retransmission.

  Roaming: A function that enables cellular subscribers to use their cellular phone on networks of operators other than the one with which they signed their initial contract.

  Satellite services: Satellites are used, among other things, for links with countries that cannot be reached by cable or to provide an alternative to cable and to form closed user networks.

  SDH (Synchronous Digital Hierarchy): A hierarchy set of digital transport structures, standardized for the transport of suitably adapted payloads over physical transmission networks.

  Sectorization: The process of dividing cells into sectors by using directional antennae at the base station. Sectorization reduces co-channel interference which permits smaller cells and increases network capacity.

  Switch: These are used to set up and route telephone calls either to the number called or to the next switch along the path. They may also record information for billing and control purposes.

  TDMA (Time Division Multiple Access): A standard of digital cellular technology.

  Universal service: The obligation to supply basic service to all users throughout the national territory at reasonable prices.

  Value Added Services: Value Added Services provide a higher level of functionality than the basic transmission services offered by a telecommunications network.

                                EXCHANGE RATES

  There are two legal foreign exchange markets in Brazil--the commercial rate exchange market (the "Commercial Market") and the floating rate exchange market (the "Floating Market"). The Commercial Market is reserved primarily for foreign trade transactions and transactions that generally require prior approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign persons and related remittances of funds abroad. Purchases and sales of foreign exchange in the Commercial Market may be carried out only through a financial institution in Brazil authorized to buy and sell currency in that market. As used herein, the "Commercial Market Rate" for any day is the commercial selling rate for Brazilian currency into U.S. dollars, as reported by the Central Bank of Brazil. As used herein, the "Floating Market Rate" is the prevailing selling rate for Brazilian currency into U.S. dollars which applies to transactions to which the Commercial Market Rate does not apply, as reported by the Central Bank of Brazil. Prior to the implementation of the Real Plan, the Commercial Market Rate and the Floating Market Rate differed significantly at times. Since the introduction of the real, the two rates have not differed significantly, although there can be no assurance that there will not be significant differences between the two rates in the future. Both the Commercial Market Rate and the Floating Market Rate are freely negotiated but are strongly influenced by the Central Bank of Brazil.

  On July 1, 1994 the real replaced the cruzeiro real as the unit of Brazilian currency, with each real being equal to 2,750 cruzeiros reais. The issuance of reais was initially subject to quantitative limits backed by a corresponding amount of U.S. dollars in resources, but the Federal Government subsequently expanded those quantitative limits and allowed the real to float, with parity between the real and the U.S. dollar (R$1.00 to US$1.00) as a ceiling. On March 6, 1995, the Central Bank of Brazil announced that it would intervene in the market and buy or sell U.S. dollars, and established a trading band (faixa de flutuacao) for the Commercial Market Rate (which is defined through auction) within which the exchange rate between the real and the U.S. dollar could fluctuate. The Central Bank of Brazil initially set the band with a floor of R$0.86 per US$1.00 and a ceiling of R$0.90 per US$1.00 and provided that, from and after May 2, 1995, the band would fluctuate between R$0.86 and R$0.98 per US$1.00. Shortly thereafter, the Central Bank of Brazil issued a new directive providing that the band would be between R$0.88 and R$0.93 per US$1.00. On June 22, 1995, the Central Bank of Brazil issued another directive providing that the band would be between R$0.91 and R$0.99 per US$1.00 and subsequently reset the band on January 30, 1996 to between R$0.97 and R$1.06 per US$1.00. Upon resetting the band on January 30, 1996, the Central Bank of Brazil adjusted the exchange rate within such band on a number of occasions, generally in increments of R$0.001, by means of buying and selling U.S. dollars in electronic auctions. On February 18, 1997, the band was reset by the Central Bank of Brazil to float between R$1.05 and R$1.14 per US$1.00. On May 5, 1998, the band was reset by the Central Bank of Brazil to float between R$1.12 to R$1.22 per US$1.00. As of September 11, 1998, the trading band has not been reset by the Central Bank of Brazil. There can be no assurance that the band will not be altered in the future or that the real will maintain its current exchange rate in future periods.

  The following table sets forth the Commercial Market Rate expressed in reais per U.S. dollar for the periods and dates indicated. Prior to July 14, 1994 the Federal Reserve Bank of New York did not publish a noon buying rate for customs purposes in the City of New York for cable transfers in the Brazilian real and the predecessor currencies (the "Noon Buying Rate").

                                                  COMMERCIAL MARKET RATE:
                                               NOMINAL REAIS PER US$1.00(1)
                                            -----------------------------------
YEAR ENDED DECEMBER 31,(1)                   LOW    HIGH  AVERAGE(2) PERIOD-END
--------------------------                  ------ ------ ---------- ----------
1993....................................... 0.0044 0.1186   0.0369     0.1186
1994....................................... 0.1204 0.9815   0.6754     0.8490
1995....................................... 0.8340 0.9726   0.9227     0.9726
1996....................................... 0.9726 1.0394   1.0080     1.0394
1997....................................... 1.0395 1.1164   1.0555     1.1164(3)
1998 (through September 11)................ 1.1165 1.1793   1.1519     1.1793

--------
Source: Central Bank of Brazil
(1) Amounts expressed in nominal reais have been translated from the predecessor Brazilian currencies in effect during the relevant period at the rates of exchange at the times the successor currencies became the lawful currency of Brazil.
(2) Represents the average of the month-end exchange rates during the relevant period.
(3) The Noon Buying Rate on December 31, 1997 was R$1.1165 per U.S. dollar.

                                    PART I

ITEM 1: DESCRIPTION OF BUSINESS

BACKGROUND

 TELEBRAS AND THE TELEBRAS SYSTEM

  Until 1972, telephone services in Brazil were provided by more than 900 independent companies, which supplied non-integrated basic telephone services. Telebras was incorporated on November 9, 1972, pursuant to special legislation, for the principal purposes of (i) acting as a holding company for operating companies providing public telecommunications services in Brazil and
(ii) implementing the policies of the federal government of Brazil (the "Federal Government") in the modernization and expansion of the Brazilian telecommunications system. Between 1972 and 1975, Telebras, through its subsidiaries, acquired almost all the other telephone companies in Brazil. Telebras and its operating subsidiaries are referred to collectively herein as the "Telebras System." Only four operating companies remained outside the Telebras System at December 31, 1997, representing approximately 9% of all lines in service in Brazil at that date. Telebras is controlled by the Federal Government and the operations of the Telebras System are subject to regulation by the Federal Government. The operating subsidiaries of Telebras were controlled by the Federal Government until August 4, 1998. See "--Regulatory Reform and Privatization."

  At December 31, 1997, Telebras, through 28 operating subsidiaries, was the primary supplier of public telecommunications services in Brazil. Empresa Brasileira de Telecomunicacoes S.A.--Embratel ("Embratel"), a subsidiary of Telebras, owned and operated all of the interstate and international telephone transmission facilities in Brazil. Through the other 27 subsidiaries, the Telebras System was the primary provider of local and intrastate telecommunications services and the leading provider of cellular mobile telephone services. The Telebras System also provided telecommunications-related services such as data communication, sound and image transmission and other value-added services. On January 30, 1998, each of the operating subsidiaries other than Embratel and Companhia Telefonica da Borda do Campo-- CTBC spun off its cellular telephone operations into separate companies.

  In 1997, Telebras was the second largest company in Brazil as measured by gross revenues of R$20.7 billion.

 REGULATORY REFORM AND PRIVATIZATION

  Beginning in 1995, the Federal Government undertook a comprehensive reform of regulation of the telecommunications industry. In August 1995, the federal Constitution was amended to permit the Government to grant concessions to private companies to provide telecommunications services. In July 1997, the federal Congress adopted Law No. 9,472 of July 16, 1997, the Lei Geral de Telecomunicacoes (the "Telecommunications Law"), which provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of the Telebras System. The Telecommunications Law established an independent regulatory agency called Agencia Nacional de Telecomunicacoes ("Anatel"), which has begun to adopt a series of regulatory enactments that implement the provisions of the Telecommunications Law (together with the regulations, decrees, orders and plans issued by the President of Brazil on telecommunications, the "Telecommunications Regulations"). See "--Regulation of the Brazilian Telecommunications Industry."

  On May 22, 1998, in preparation for the privatization, the Telebras System was restructured to form, in addition to Telebras, the twelve New Holding Companies. Virtually all the assets and liabilities of Telebras were allocated to the New Holding Companies, which, together with their respective subsidiaries, now comprise (a) three regional fixed-line operators (including the Company), (b) eight regional cellular operators and (c) one domestic and international long-distance operator. Prior to the Breakup of the Telebras System, Embratel provided all interstate telephone service and the other subsidiaries of Telebras provided fixed-line and cellular service in their respective territories, which, subject to limited exceptions, corresponded to the separate Brazilian states. Following the Breakup, each of the eight cellular operators provides cellular telephone service on Band A in one of eight regions into which Brazil has been divided for purposes of cellular telephone service and each of the three fixed-line operators provides local fixed-line telephone service and intra-regional long-distance fixed-line telephone service in one of three regions into which Brazil has been divided for the purposes of fixed-line telephone service.

  On July 29, 1998, the Federal Government sold to twelve buyers (the "New Controlling Shareholders") its rights to receive shares of the twelve New Holding Companies upon the distribution of such shares. The total consideration to be paid to the Federal Government for the twelve New Holding Companies is R$22.1 billion. In connection with this sale, the Federal Government assigned to the New Controlling Shareholders substantially all its economic and voting rights with respect to the New Holding Companies and, as a consequence, the New Controlling Shareholders now control the New Holding Companies. Following the distribution of the shares of the New Holding Companies, Telebras will be delisted from the New York Exchange and liquidated.

  The New Controlling Shareholder of the Registrant is Solpart Participacoes S.A. ("Solpart"), a company owned by Techold Participacoes S.A. (19%), STET International Netherlands N.V. (19%) and Timepart Participacoes Ltda. (62%). For a description of the business activities of the shareholders of Solpart, see "Control of Registrant." Solpart agreed to pay R$2.07 billion for the Federal Government's stake in the Registrant, R$828 million of which was paid on August 3, 1998 and the remainder of which will be paid in two equal installments over the next two years. The entire proceeds of the sale of the Federal Government's stake in the Registrant will be retained by the Federal Government.

  On August 20, 1998, Brazil's Minister of Communications determined that Telebras would be dissolved and liquidated. The Minister announced that Telebras will prepare, within the next twelve months, a liquidation plan to be submitted to a shareholders' meeting convened to approve the dissolution of Telebras and its subsequent liquidation.

  The adoption of the Telecommunications Law and the Telecommunications Regulations has led, and the privatization of the Telebras System will lead, to sweeping changes in the operating, regulatory and competitive environment for Brazilian telecommunications. The changes include (a) the establishment of an independent regulator and the development of comprehensive regulation of the telecommunications sector, (b) the Breakup of Telebras, (c) the sale of a controlling interest in the Registrant to one or more new investors and (d) the introduction of competition in the provision of all telecommunications services. All of these developments will materially affect the Company and the other New Holding Companies, and the Company cannot predict the effects of these changes on its business, financial condition, results of operations or prospects. The extensive changes in the structure and regulation of the Brazilian telecommunications industry must also be carefully considered in reviewing historical information and in evaluating the future financial and operating performance of the Company.

THE COMPANY

  The Registrant is one of the New Holding Companies formed upon the Breakup of Telebras. It owns a controlling interest in nine providers of fixed-line public telecommunications services in the western, central and southern regions of Brazil. The nine consolidated subsidiaries of the Registrant are listed in the chart below (the "Subsidiaries" or, individually, a "Subsidiary"), along with the state in which they are located and the percentage of share capital and voting stock of each subsidiary owned by the Registrant at December 31, 1997. At December 31, 1997, the Company owned 80.0% of the share capital and 85.7% of the voting stock of its Subsidiaries. The Company also owns 8% of the voting capital of Companhia Riograndense de Telecomunicacoes--CRT, the recently privatized fixed-line telecommunications company serving the majority of the state of Rio Grande do Sul. The minority interests in the Company are held by pension funds sponsored by public companies, regional development funds, mutual funds and individuals who obtained shares in the Company pursuant to the prior system of "auto-financing" in which each new customer was required to invest in shares of Telebras or its subsidiaries. For a discussion of auto-financing, see "-- Rates--Local Services." The shares of Telepar and Telebrasilia are listed on the Brazilian Stock Exchanges. The shares of all the other Subsidiaries are traded in Brazil on the over-the-counter market.

                                                                         % OF SHARE    % OF
                                                                          CAPITAL     VOTING
                                                                           OWNED      STOCK
                                                                             BY      OWNED BY
STATE                    SUBSIDIARY                                      REGISTRANT REGISTRANT
-----                    ----------                                      ---------- ----------
Acre.................... Telecomunicacoes do Acre S.A.--Teleacre           93.98%     98.68%
Rondonia................ Telecomunicacoes de Rondonia S.A.--Teleron        91.30      97.31
Goias/Tocantins......... Telecomunicacoes de Goias S.A.--Telegoias         83.77      80.36
Distrito Federal........ Telecomunicacoes de Brasilia                      81.40      80.87
                          S.A.--Telebrasilia
Mato Grosso............. Telecomunicacoes do Mato Grosso                   91.87      98.40
                          S.A.--Telemat
Mato Grosso do Sul...... Telecomunicacoes do Mato Grosso                   96.01      98.90
                          do Sul S.A.--Telems
Parana.................. Telecomunicacoes do Parana S.A.--Telepar          67.31      81.98
Santa Catarina.......... Telecomunicacoes de Santa Catarina S.A.--Telesc   82.99      91.40
Rio Grande do Sul(1).... Companhia Telefonica Melhoramento e               78.56      81.32
                          Resistencia--CTMR

--------
(1) CTMR serves a small area in the state of Rio Grande do Sul which includes the cities of Pelotas, Capao do Leao, Morro Redondo and Turucu.

  The Company provides public fixed-line telecommunications services pursuant to concessions granted to the Subsidiaries by the Federal Government (the "Concessions"). Each Concession will expire on December 31, 2005 and may be renewed for a further term of 20 years if the Company meets certain obligations set forth in the Concessions. The Concessions may also be revoked by Anatel prior to 2005 under certain circumstances. See "--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies." If the Company elects to renew a Subsidiary's Concession, the Subsidiary will be required to pay a biannual fee equal to 2% of its annual net revenue from the provision of fixed-line public telecommunications services in the Concession area for the prior year (excluding taxes and social contributions) during the 20-year renewal period. See "--Regulation of the Brazilian Telecommunications Industry--Concessions and Licenses."

  The Concessions authorize the Company to operate in concession areas covering a region (the "Region") consisting of eight states of Brazil, the Federal District and a small part of Rio Grande do Sul, all located in the western, central and southern regions of the country, as noted in the map below, excluding: (a) small areas in the states of Goias and Mato Grosso do Sul operated by Companhia Telefonica Brasil Central--CTBC, and (b) a small area in the state of Parana, operated by Sercomtel S.A. CTBC and Sercomtel are concessionaires who were not part of the Telebras System and continue to operate independently. In the state of Rio Grande do Sul, the Company operates only in the cities of Pelotas, Capao do Leao, Morro Redondo and Turucu through Companhia Telefonica Melhoramento e Resistencia--CTMR. The Company also supplies fixed-line telecommunications services in the locality of Rosario located in the state of Bahia and in an area of 39,105 square kilometers in the state of Minas Gerais as provided in an agreement between Telebrasilia and Telemig, an operating subsidiary of Tele Norte Leste Participacoes S.A. The Company expects to terminate the agreement between Telebrasilia and Telemig by the end of 1998 and negotiations are underway to transfer ownership of the fixed-line network and plant in the state of Minas Gerais to Tele Norte Leste Participacoes S.A. The Company currently holds the only Concessions to provide local fixed-line telecommunications services in the Region, but the Telecommunications Law and Telecommunications Regulations contemplate the introduction of limited competition in the Region following the privatization and full competition beginning at the earliest December 31, 2001. See "-- Competition."

  The Company's Concessions have been granted under the Public Regime. For a description of the Public Regime, see "--Regulation of the Brazilian Telecommunications Industry--Concessions and Licenses." The Company, together with Embratel and the two other regional fixed-line companies, is one of four companies in Brazil operating under Public Regime Concessions. As an operator under the Public Regime, the Company is subject to certain obligations, principally concerning the continuous provisions of service throughout the Region ("universal service"), quality of service, and network expansion and modernization. Anatel has the power, if certain of these obligations are not met, to impose penalties including revocation of the Company's Concessions. See "--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies."

  The Registrant's headquarters are located at SCN-Quadra 3, Bloco A, 2(degrees) Andar, Sala 202, Brasilia-DF, 70710-500, Brazil, its telephone number is (5561)327-5552 and its fax number is (5561)327-5782.

THE REGION

  The Region covers an area of 2,580,516 square kilometers, representing 30.19% of the country's total area. Its population of approximately 28 million represents 17.3% of the total population of Brazil, and it has three metropolitan areas with populations in excess of one million people. Per capita income in the Region is approximately US$5,044 per year and the Region generates approximately 18% of Brazil's gross domestic product. Approximately 24.5% of all domestic long-distance telecommunications traffic in Brazil originates or terminates within the Region. The table below sets forth certain key economic data for the state in which each Subsidiary operates and the revenue contribution of each Subsidiary.

                                                                               % OF
                                               % OF                       NET OPERATING       % OF
                                              GROSS    PER                   REVENUE       NET INCOME
                                  POPULATION DOMESTIC CAPITA              CONTRIBUTED TO CONTRIBUTED TO
                                  PER SQUARE PRODUCT  INCOME              THE REGISTRANT THE REGISTRANT
STATE               POPULATION    KILOMETER  FOR 1996 (US$)   SUBSIDIARY     IN 1997        IN 1997
-----               ----------    ---------- -------- ------ ------------ -------------- --------------
Acre                  500,185         3.27     0.23   3,500  Teleacre          0.77           0.41
Rondonia            1,255,522         5.26     0.57   3,500  Teleron           2.43           0.50
Goias/Tocantins     4,783,300         7.72     2.43   4,000  Telegoias        14.73          11.83
Distrito Federal    2,900,100       498.12     2.37   6,400  Telebrasilia     16.18          20.50
Mato Grosso         2,287,846         2.52     1.09   3,700  Telemat           6.97           9.74
Mato Grosso do Sul  1,909,605         5.33     1.32   5,400  Telems            6.47           6.71
Parana              8,722,035        43.67     6.67   6,000  Telepar          32.35          23.57
Santa Catarina      4,958,339        51.91     3.29   5,200  Telesc           18.54          24.52
Rio Grande do Sul     335,036(2)        --       --      --  CTMR(1)           1.56           2.22

--------
(1) CTMR serves only a small area in the state of Rio Grande do Sul which includes the cities of Pelotas, Capao do Leao, Morro Redondo and Turucu which represents approximately 2% of the state's GDP.
(2) Represents only those living in the CTMR Concession area.

  Set forth below is a map showing the Company's Region and the location of the Region within Brazil.


                                 MAP OF BRAZIL



  The Company's business, financial condition, results of operations and prospects depend in part on the performance of the Brazilian economy, in general, and the Region, in particular. See "--Brazilian Economic
Environment."

CUSTOMER SERVICES

 OVERVIEW

  The services the Company provides and the composition of its revenues have changed significantly as a result of the Telecommunications Law, the Telecommunications Regulations and the Breakup and Privatization of the Telebras System. The Company's current services include principally: (i) local services, including installation charges, monthly subscription charges, measured service and public telephones, (ii) intra-regional long-distance service, (iii) data transmission, (iv) network services, including interconnection and leasing of facilities, and (v) other services. The Company does not sell, rent or otherwise provide telephone equipment such as handsets, switchboards or other items. Currently, the interconnection revenues the Company receives include fees paid by Embratel, cellular companies and other telecommunications companies for the use of the Company's network. Prior to April 1, 1998, the Company's interconnection revenues did not include any revenues from Embratel. Rather than charging Embratel for interconnection, the Company retained a fixed percentage of revenue from each interstate and international long-distance call that originated on the Company's network. See "--Interregional and International Service." The Company's revenues will be affected by increased competition, the new regulatory environment and opportunities to offer a broader range of services. See "--Competition" and "--Regulation of the Brazilian Telecommunications Industry."

  The following table breaks down the Company's revenue by type of service for each of the years in the three-year period ended December 31, 1997. The Company's tariffs for each category of service are described below under "-- Rates." Trends and events affecting the Company's operating revenue are discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                      YEAR ENDED DECEMBER 31,
                                                      -------------------------
                                                       1995     1996     1997
                                                      -------  -------  -------
                                                      (IN MILLIONS OF REAIS)
   Local service.....................................   539.1    872.9  1,274.3
   Intra-state long-distance service.................   545.4    600.1    517.8
   Interstate long-distance service..................   689.2    709.4    573.8
   International long-distance service...............    78.1     74.4     65.3
   Data transmission.................................    75.1     99.7     89.8
   Network services..................................   149.2    344.9    524.7
   Other.............................................    24.9     35.9     40.5
                                                      -------  -------  -------
   Total............................................. 2,101.0  2,737.3  3,086.2
   Taxes and discounts...............................  (507.3)  (657.3)  (730.6)
                                                      -------  -------  -------
   Net operating revenue............................. 1,593.7  2,080.0  2,355.6
                                                      =======  =======  =======

 LOCAL SERVICES

  Local services include principally installation, monthly subscription, measured service and public telephones. Measured service includes all calls that originate and terminate within a single local area of the Region ("local calls"). After the privatization of the Company, a new entrant will be granted a license to provide local services in competition with the Company. See "-- Competition."

  The Company owns and operates public telephones and telephone booths throughout the Region. At December 31, 1997, the Company had 86,847 public telephones, of which 69.65% could be operated with a prepaid telephone card. The Company plans to continue to replace its coin operated telephones with card operated telephones (at December 31, 1995 and 1996, only 20% and 42%, respectively, of public telephones could be operated with a prepaid telephone card). The Concessions require the Company to meet specified targets for public telephone services. The targets proposed by Anatel require the Company to increase the number of public telephones to 114,400 by year-end 1999. See "--Network and Facilities--Network Expansion" and "--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies--Network Expansion--General Plan on Universal Service."

 INTRA-REGIONAL LONG-DISTANCE SERVICE

  Intra-regional long-distance service consists of all calls that originate within one local area and terminate within another local area of the Region (together with interregional long-distance service, "interurban" service). Interstate long-distance service consists of calls between states and intra-state long-distance service consists of calls within a state. Intra-regional long-distance service includes intra-state long-distance service and interstate long-distance service within and between states in the Region. Prior to the Breakup, each Subsidiary was the exclusive provider of long-distance service that originated and terminated within the Subsidiary's concession area. Since each Subsidiary's concession area generally coincided with the boundaries of a state, each Subsidiary was, generally speaking, the exclusive provider of intra-state long-distance service in the state in which it operated. Embratel was the exclusive provider of long-distance service between the states. By 1999, the Company and Embratel will be authorized to provide intra-regional long-distance service. Therefore, the Company will expand to provide long-distance service between the states of the Region and Embratel will expand to provide intra-state long-distance service. Until the Company completes its intra-regional long-distance network, the Company may lease transmission facilities from Embratel to complete some interstate calls within the Region.

  Additionally, Anatel will grant two new licenses for the provision of intra-regional long-distance service to new entrants. See "--Competition." The Company expects a significant increase in long-distance services provided by the Company since the Company estimates that during 1998 more than 70% of the long-distance calls in the Region originated and terminated within the Region. Of these calls, 83% were intra-state calls and 17% were calls between states within the Region.

 INTERREGIONAL AND INTERNATIONAL SERVICE

  Interregional long-distance service consists of calls between a point located within the Region and a point in Brazil outside the Region. International long-distance service consists of calls between a point within the Region and a point outside of Brazil. The Company is not itself authorized to provide interregional long-distance or international service. Beginning in 2002, the Company may seek a license to provide interregional and international long-distance service provided that it has met certain obligations contained in the Concessions. See "--Competition" and "-- Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies."

  Prior to April 1, 1998, revenues from outgoing interstate and international long-distance calls were divided between Embratel and the operating subsidiaries of the Telebras System. The revenue-sharing arrangement with Embratel was designed to equalize the return on investment of the operating subsidiaries. Under this system, each of the Subsidiaries retained a fixed percentage of the customer charges for outgoing interstate and international long-distance calls and paid the balance to Embratel. The Subsidiaries generally received no revenue from incoming interstate or international long-distance calls. In the case of interstate collect calls, each Subsidiary and the other state operator divided equally the portion of the customer charge not paid to Embratel. Each Subsidiary's percentage of revenues from outgoing calls was reset annually every March and made effective as of April 1. The Company retained, on average, 74% of the customer charges for outgoing interstate and international long-distance in 1997.

  The following table lists, for each Subsidiary, the fixed percentage of revenues retained by the Company from customer charges for interstate and international long-distance calls for each of the years in the three-year period ended December 31, 1997.

                                                  YEAR ENDED DECEMBER 31,
                                                  ---------------------------
                                                   1995      1996      1997
                                                  -------   -------   -------
   Telecomunicacoes do Acre S.A.--Teleacre......       90%       85%       89%
   Telecomunicacoes de Rondonia S.A.--Teleron...       76        70        72
   Telecomunicacoes de Goias S.A.--Telegoias....       80        76        55
   Telecomunicacoes de Brasilia S.A.--
    Telebrasilia................................       69        64        56
   Telecomunicacoes de Mato Grosso S.A.--
    Telemat.....................................       87        78        84
   Telecomunicacoes de Mato Grosso do Sul S.A.--
    Telems......................................       64        61        68
   Telecomunicacoes do Parana S.A.--Telepar.....       77        76        83
   Telecomunicacoes de Santa Catarina S.A.--
    Telesc......................................       90        83        42
   Companhia Telefonica Melhoramento e
    Resistencia--CTMR...........................       90        86        89
                                                  -------   -------   -------
   Company's average............................       81%       78%       74%

  Effective on April 1, 1998, the system of revenue-sharing was discontinued. The Company's relationship with Embratel, or any other provider of interregional and international services, is now governed by interconnection agreements regulated by Anatel under which the providers of interregional and international services will pay the Company a network usage fee for the use of its network. See "--Regulation of the Brazilian Telecommunications Industry" and "--Network Services." In order to soften the impact of the discontinuation of the revenue-sharing arrangement, the Company receives from Embratel a supplemental per-minute rebate (Parcela Adicional de Transicao or "PAT") that supplements the network usage charge. This supplemental per-minute rebate from Embratel will be gradually phased out over the next three years. Except for the revenue from Embratel that the Company receives during the three-year transitional period and interconnection revenues, the Company no longer recognizes revenues from interregional and international long-distance services. Embratel is now the only carrier of interregional and international calls. However, the Telecommunications Regulations provide that another long-distance carrier will be licensed following the privatization of the Telebras System and, beginning in 2002 at the earliest, the Company may be permitted to provide such long-distance services. See "--Competition."

 NETWORK SERVICES

  The Company provides access to its network to other telecommunications companies and leases certain network facilities to other telecommunications companies as part of its network services business. The Company increasingly provides interconnection services to other telecommunications services providers as a result of the spin-off of the cellular business of the Subsidiaries, the Breakup of the Telebras System and the advent of competition. Cellular companies, Embratel and certain licensees that operate telecommunications services interconnect with the Company's network in order to receive calls that originate on the Company's network, to deliver calls that terminate on the Company's network and to transport over the Company's network calls that originate and terminate outside of the Company's network. Interconnection revenues consist of fees collected by the Company for such use of its network by other telecommunications network operators (network usage fees) and for providing a physical connection to the network. See "--Rates-- Network Services." Since July 1996, following the introduction of competition in cellular services, the terms of interconnection between fixed-line and cellular operators have been subject to regulation. See "--Regulation of the Brazilian Telecommunications Industry--Rate Regulation--Network Usage Charges."

  Currently, the Company provides interconnection services to ten cellular providers, including the cellular companies it spun off on January 30, 1998 and some operators of trunking services. In 1997, the Company signed interconnection agreements with the Area 7 Band B cellular provider and, in 1998, the Company signed interconnection agreements with the Area 5, 6 and 7 Band A cellular providers. The Company is negotiating interconnection agreements with the Area 5 and 6 Band B cellular providers. Shortly, the Company will also enter into an interconnection agreement with Embratel, that will be retroactively applied as of April 1, 1998, under which Embratel will pay fees to the Company for the use of its local network and, in certain cases, its intra-regional long-distance network. In addition, until the Company completes its intra-regional long-distance network, it may lease transmission facilities from Embratel to carry some interstate calls within the Region. The Subsidiaries Telegoias, Teleron and CTMR expect to be net recipients of fees under the interconnection agreement with Embratel. The other Subsidiaries expect to make net payments of fees under the interconnection agreement with Embratel until the Company completes integration of its intra-regional network. The Company cannot predict whether the interconnection agreement with Embratel will result in higher or lower revenue for carrying interregional and international long-distance calls than under the prior regime because it will depend on future increases or decreases in the Company's and Embratel's market share and future increases or decreases in traffic. See "--Interregional and International Service."

  The terms of interconnection, particularly pricing and technical requirements, may affect the Company's results of operations, its competitive environment and its capital expenditure policies. Under the current regulatory framework, all telecommunications service providers must provide interconnection services on a nondiscriminatory basis. Subject to certain requirements, providers are free to negotiate the terms of interconnection but, in the event the parties fail to reach an agreement, Anatel will establish the terms of interconnection. See "--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies-- Interconnection."

  The Company also leases facilities. Other telecommunications companies, particularly cellular companies, lease trunk lines from the Company for use within their stand-alone networks and large corporate customers lease lines from the Company for use within private networks connecting different internal corporate sites.

 DATA TRANSMISSION SERVICE

  The Company provides low- and high-speed data transmission services through private leased circuits, X.25, FRAME RELAY and SMDS, using E1 networks, SDH, ATM and IP backbones. The Company also offers data transmission services over the public network infrastructure and provides access to Embratel's data transmission network. Beginning in 1989, the Company invested in data transmission capacity in response to the growing demand in Brazil for services that require high velocity dedicated and switched digital circuits, such as data, image and text transmission, corporate networking, Internet backbone and video conferencing. At May 1, 1998, the Company had approximately 52,600 accesses for these services. The Company is installing an additional 8,000 access gates to increase the Company's capacity to provide data transmission services.

 OTHER SERVICES

  The Company provides a variety of telecommunications services that extend beyond basic telephone service including, value added services (0900, follow-me, voice mail, call waiting), Internet related services (Internet Protocol access, E-mail access), Yellow Page advertising and advertising on public telephone cards. Telebrasilia and Telegoias also have hybrid fiber coaxial networks that permit transmission of cable television and interactive services. Since 1995, telecommuncations companies have been prohibited from providing cable television services. The Company, however, plans to adapt its hybrid fiber coaxial network to permit new providers of cable television service and interactive services (including access to the internet) to use its network to deliver their services. In the cable television area, competition will take place among current providers of cable television service and new providers that are in the process of being granted operating licenses by Anatel. The Company expects that increased competition between the suppliers of such services will result in greater demand for its network.

 QUALITY OF SERVICE

  The following table gives certain basic measures of the quality of telecommunications services for each year in the five-year period ended December 31, 1997.

                                              YEAR ENDED DECEMBER 31,
                                           --------------------------------
                                           1993  1994  1995  1996     1997
                                           ----- ----- ----- -----    -----
Repair requests per 100 installed access
 lines....................................  3.32  3.25  3.54  3.34     3.28
Response rate to repair requests
 (percentage)(1).......................... 93.01 93.15 91.49 89.05    89.26
Rate of obtaining dialing tone with 3
 seconds (percentage)..................... 98.86 98.77 99.00   N/A(2)   N/A(2)
Call completion rate (direct-dialed
 domestic long-distance calls)
 (percentage)............................. 53.48 53.64 54.11 56.17    57.44

--------
(1) Response within 24 hours after request was made.
(2) As of 1996, Telebras stopped measuring this quality of service indicator.

  The Company is required under the Telecommunications Regulations to meet certain quality of service targets, including maximum periods to obtain a dial tone, completed calls as a percentage of attempted calls, repair requests and response rate to such requests, operator response periods and other measures of service quality. See "--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies--Quality of Service-- General Plan on Quality." The Company has identified the quality of service targets that the Company expects will be most difficult to meet, those the Company expects to meet with medium difficulty and those the Company expects to meet with relative ease. The targets the Company expects will be most difficult to meet are call completion rates, maximum monthly repair requests and the targeted response times to public telephone repair requests. As of February 1998, the Company's rate of call completion was 57.89% for direct-dialed domestic long-distance calls and 56.67% for local calls. The Company is obligated by year end 1999 to increase the rate of call completion for local and domestic long-distance calls to 60%. The Company expects that congestion on the Company's network will decrease as the Company expands its own network. However, the Company also anticipates future traffic problems at switching stations as a result of the change in the numbering system. Anatel expects to implement the Numbering Plan (Plano de Numeracao) in mid-year 1999. The Numbering Plan, as contemplated in the current draft, will permit a customer to specify a long-distance carrier by dialing three additional digits. The Numbering Plan will also increase from 7 to 8 the number of digits of individual telephone numbers. The Company also expects that the Numbering Plan will cause the Company to accelerate the rate at which the Company substitutes its analog switching centers for digital switching centers, thereby accelerating the time by which the Company will meet many other quality of service targets. Currently, the Company receives a monthly average of 0.0328 repair requests per line and 0.32 public telephone repair requests per line. The Company is obligated by year end 1999 to reduce average monthly repair requests to 0.03 per line and 0.15 per line for public telephones. In order to meet these targets, the Company expects to significantly increase spending on systems to detect defects and supervise repair. The Company also expects to invest in technology that will improve the functioning of public telephones. By year-end 1999, the Company is obligated to respond to 95% of public telephone repair requests within eight hours. Currently, the Company responds to 88% of public telephone repair requests within 24 hours. To meet this target, the Company expects to significantly increase maintenance personnel. The Company expects to meet the target for billing inaccuracy with average difficulty. Customer complaints of inaccurate bills largely involve amounts due for 900 calls. All other targets the Company has already met or expects to meet without difficulty.

RATES

  Rates for telecommunications services provided by the Company are subject to comprehensive regulation. See "--Regulation of the Brazilian Telecommunications Industry--Rate Regulation." Since the relative stabilization of the Brazilian economy in mid-1994, there have been two major changes in rates for local and long-distance services. Effective in January 1996, rates for all services were increased, primarily to compensate for accumulated effects of inflation. Effective in May 1997, the rate structure was modified through a tariff rebalancing that resulted in higher charges for measured service and monthly subscription, and lower charges for intra-regional, interregional and international long-distance services. Monthly subscription charges, for example, were increased by 270% for residential customers and 59% for commercial customers. The Company believes that monthly subscription charges are now generally in line with such charges in other countries.

 LOCAL SERVICES

  The Company's revenue from local services consists principally of activation and installation charges, monthly subscription charges, measured service charges and public telephone charges.

  Users of measured service, both residential and nonresidential, pay for local calls on usage. Usage is measured in pulses. Pulses occur system-wide every four minutes for local calls. These system-wide pulses are recorded independently of when individual calls are actually made. In addition to system-wide pulses, the system records one pulse for every call when the call is connected. After the first pulse, only system-wide pulses are used in determining the charge for a call. As a result, the time between the first pulse and the second (system-wide) pulse may vary. For example, for a call being charged using four-minute pulse increments, the time between the first pulse and the second (system-wide) pulse may vary between one second and four minutes. Approximately 72% of the Company's customers use over 90 pulses per month.

  For normal weekday calls, local call charges are determined by multiplying the number of pulses by the charge per pulse. For calls being made any day between midnight and 6:00 a.m., in addition to Saturdays from 2:00 p.m. to midnight and all day Sunday and holidays, a caller is charged for only one pulse regardless of the duration of a call. Each customer receives a total of 90 free pulses per month. Measured service charges are the same for all customers.

  Since May 1997, the monthly subscription charge in nominal terms (including taxes) has been R$13.82 for residential customers, R$20.73 for commercial customers and R$27.64 for users of PBX systems and the price of one pulse (including taxes) has been R$0.08. In 1997, monthly subscription charges accounted for 35% of local service revenues. The following table illustrates changes in subscription charges and measured service charges for local telephone service for each year in the three-year period ended December 31, 1997 in constant reais of December 31, 1997 purchasing power.

                                                         YEAR ENDED DECEMBER 31,
                                                         -----------------------
                                                          1995    1996    1997
                                                         ------- ------- -------
                                                               (IN REAIS)
   Average rates for local telephone service(1)
     Monthly subscription:
       Residential......................................    0.82    3.00    7.78
       Commercial.......................................    7.28   10.46   13.50
       PBX..............................................    9.41   13.94   18.00
     Measured service (per local pulse).................   0.025   0.038   0.054

--------
(1)  Average of monthly average rates, net of value-added taxes.

  Prior to May 1997, under a system called "auto-financing", each new customer was required to invest in shares of Telebras or its subsidiaries. The amount to be invested varied from time to time but was very substantial. In 1996, for example, the required investment for a new line was R$1,117.63. Auto-financing was phased out in 1997, and since July 1997 the installation charge, which was initially R$300, has been reduced to R$80 in October 1997 and to R$50 in March 1998. The Company also charges an activation fee of R$48 when a customer changes addresses.

INTRA-REGIONAL LONG-DISTANCE SERVICE

  Currently, rates for intra-regional long-distance calls are computed on the basis of the time and day, duration and distance of a call and use of special services, such as operator assistance. Some intra-regional calls made within the same area code may also be measured by pulses. Rates for domestic long-distance (whether intra-regional or inter-regional) are uniform throughout Brazil. See "--Regulation of the Brazilian Telecommunications Industry--Rate Regulation."

  The following table illustrates the historical changes in the Company's average domestic long-distance rates for the periods indicated in constant reais of December 31, 1997 purchasing power.

                                                           AS OF DECEMBER 31,
                                                        ------------------------
                                                        1993 1994 1995 1996 1997
                                                        ---- ---- ---- ---- ----
                                                               (IN REAIS)
   Domestic long-distance rates(1):
     0 to 50 km........................................ 0.79 0.46 0.46 0.42 0.32
     50 to 100 km...................................... 1.32 0.78 0.76 0.70 0.54
     100 to 300 km..................................... 1.98 1.18 1.16 1.07 0.81
     over 300 km....................................... 2.65 1.57 1.53 1.40 1.08

--------
(1) Rates for a domestic long-distance call, three minutes in duration between the hours of 9:00 a.m. and 12:00 p.m. and 2:00 p.m. and 6:00 p.m. (peak hours) on weekdays, net of value-added taxes.

 NETWORK SERVICES

  The Company's revenue from network services consists primarily of two basic categories: payments from other providers on a per-minute basis to terminate calls using the Company's network and payments from other providers on a contractual basis to use part of the Company's network. On a per-minute basis, other providers pay the Company a network usage charge to terminate a call on the Company's network. The network usage charge varies depending on whether the provider uses the Company's local or long-distance network. Similarly, the Company pays other fixed-line providers a network usage charge to terminate a call on another fixed-line network and the Company pays cellular providers a network usage charge to terminate a call on a cellular network. Cellular telephone service in Brazil, unlike in North America, is offered on a "calling party pays" basis. Under the policy of a calling party pays, a cellular service subscriber generally pays cellular usage charges only for calls made by the cellular subscriber and not for calls received. Calls received by a cellular subscriber are paid for by the party that places the call in accordance with a rate based on cellular per minute charges. For example, a fixed-line customer pays a rate based on cellular per minute charges for calls made to a cellular subscriber. The cellular base rate per minute charges are generally VC1 for calls within the locality, VC2 for calls outside the cellular subscriber's registration area, and VC3 for calls outside the concession region in which the registration area is located. The Company charges its fixed-line customers per minute charges based on either VC1, VC2, or VC3 rates when a fixed-line customer calls a cellular subscriber. In turn, the Company pays the cellular service provider the mobile network usage charge.

  The Company's revenue from network services also includes payments from other telecommunications providers arranged on a contractual basis to use part of the Company's network. Other providers, such as providers of trunking and paging services, use the Company's transmission lines to connect a central switching station to the Company's network. Some cellular providers use the Company's network to connect cellular central switching stations to the cellular radio base stations.

  The table below sets forth the average rates charged by the Company for network services charged on a per-minute basis in the three year period ended December 31, 1997.

                                                        YEAR ENDED DECEMBER 31,
                                                      --------------------------
                                                        1995     1996     1997
                                                      -------- -------- --------
                                                              (IN REAIS)
Network usage rate (local)...........................    0.027    0.033    0.038
Network usage rate (long-distance)...................    0.054    0.060    0.064
Cellular base rates per minute:
  VC1................................................    0.220    0.262    0.270
  VC2................................................    0.480    0.576    0.580
  VC3................................................    0.600    0.660    0.660

 DATA TRANSMISSION

  The majority of revenue from data transmission services is generated by monthly line rental charges for private leased circuits. The balance consists mainly of nominal charges for access to the data transmission network and measured charges based on the amount of data transmitted. The Company has a discount policy that takes into account the length of the agreement and the number of leased circuits. Effective in May 1997, line rental charges for private leased circuits were reduced by 42%. In March 1998, the Company adopted a discount policy for private lease circuits and the industrial use of 2Mbps circuits, focusing primarily on major corporate customers and telecommunications service providers. The discounts are a function of duration of the contract (from a 10% discount for a two-year contract up to 30% for a 5 year contract) and the contracted bandwidth (from a 5% discount for a minimum of 51 circuits up to 25% for more than 500 circuits). In June 1998, the Company revised the policy by focusing specifically on the telecommunications services providers market. The Company offers a discount for the industrial use of 2Mbps circuits based on the duration of the contract (from a 10% discount for a one-year contract up to 20% for a three-year contract) and contracted bandwidth (from a 5% discount up to 48%, depending on distances). Package switching data transmission services are also a significant source of revenue for the Company. The following table illustrates the Company's monthly line rental charges (including customer discounts) for private leased circuits service for each year in the three-year period ended December 31, 1997 in constant reais of December 31, 1997 purchasing power.

                                                   YEAR ENDED DECEMBER 31,
                                                -----------------------------
                                                  1995      1996      1997
                                                --------- --------- ---------
                                                         (IN REAIS)
   Average rates for monthly line rental per
    leased circuit:
     Local circuit
       4.8 kbits--digital modem................    165.47    293.27    200.06
       4.8 kbits--analog modem.................    514.69    293.27    200.06
       9.6 kbits--digital modem................    184.43    448.93    223.81
       9.6 kbits--analog modem.................    833.74    448.93    223.81
       64 kbits................................  1,605.04  1,152.43    474.43
       2 Mbits................................. 10,292.63  8,312.51  5,284.49
     Long-distance circuit(1)
       4.8 kbits/second capacity...............  2,157.93  1,790.20    962.53
       9.6 kbits/second capacity...............  3,236.94  2,608.02  1,112.04
       64 kbits/second capacity................  9,178.15  5,940.72  2,335.00
       2 Mbits/second capacity................. 58,829.47 45,844.62 29,088.43

--------
(1) Average of monthly average rates, net of value-added taxes, assuming a transmission distance between 300 and 500 kilometers and a 3-year contract.

 TAXES ON TELECOMMUNICATIONS SERVICES

  The cost of all telecommunications services to the customer includes a variety of taxes. The Company deducts the amount of such taxes to present net operating revenue. The principal tax is a state value-added tax, the Imposto sobre Circulacao de Mercadorias e Servicos ("ICMS"), which the Brazilian states impose at varying rates on revenues from the provision of telecommunications services. The rate in the states that comprise the Region is 25% for domestic telecommunications services, except the rate for Acre which is 17%.

  On June 19, 1998 the secretaries of the treasury of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law to broaden the application of the ICMS to cover not only telecommunications services, but also other services, including cellular activation, which had not been previously subject to such tax. Pursuant to this new interpretation of existing tax law, the ICMS tax may be applied retroactively for such telecommunications services rendered during the last five years.

  The Company believes that the attempt by the state treasury secretaries to extend the scope of ICMS tax to services which are supplementary to basic telecommunications services is unlawful because: (i) the state secretaries acted beyond the scope of their authority; (ii) their interpretation would subject certain services to taxation which are not considered telecommunications services; and (iii) no new taxes may be applied retroactively. Accordingly, no provision for loss has been made in the accompanying consolidated financial statements.

  There can be no assurance that the Company will prevail in its position that the new interpretation by the state treasury secretaries is unlawful. If the ICMS tax were applied retroactively for five years at rates ranging from 17 to 25%, it would have a material negative impact on the financial condition and results of operations of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations for years ended December 31, 1995, 1996 and 1997--Gross operating revenues--Value-added taxes and other taxes."

  Other taxes on operating revenues include two federal social contribution taxes, the Programa de Assistencia aos Servidores de Empresas Publicas ("PASEP") (0.65%) and the Contribuicao para Financiamento da Seguridade Social ("COFINS") (2.0%). The average rate of all such taxes, as a percentage of the Company's gross operating revenues, was 25.67% in 1997.

NETWORK AND FACILITIES

 GENERAL

  The Company's network consists of installed lines and exchanges, a network of access lines connecting customers to exchanges, and long-distance related systems. At December 31, 1997, the Company's regional telephone network included approximately 3.6 million installed lines, of which 3.1 million were lines in service. Of the access lines in service at that time, 68.1% were residential lines, 26.3% were commercial lines (including PBX lines) and 2.7% were public telephone lines. Intra-regional long-distance transmission is provided by a microwave network and by fiber optic cable. In 1997, the Company provided services to 1,359 municipalities, representing 99.78% of all municipalities in the Region.

  The following table gives certain basic measures of the development of the Company's network for each year in the five-year period ended December 31, 1997.

                                                          AS OF DECEMBER 31,
                                                       ------------------------
                                                       1993 1994 1995 1996 1997
                                                       ---- ---- ---- ---- ----
Installed access lines (millions) (at period end)....   2.3  2.4  2.8  3.1  3.6
Access lines in service (millions) (at period end)...   2.0  2.2  2.5  2.8  3.2
Average access lines in service (millions)...........   1.9  2.1  2.3  2.6  2.9
Lines in service per 100 inhabitants (at period
 end)................................................   7.9  8.3  9.3 10.2 11.3
Percentage of installed access lines connected to
 digital exchanges...................................  35.1 41.6 55.2 63.6 74.2
Employees per 1,000 access lines installed (at period
 end)................................................  6.63 6.57 5.18 4.57 3.25
Number of public telephones (thousands)..............  48.4 54.7 58.9 72.9 86.8
Local call pulses (billions).........................   8.9  9.3  9.3  9.5  9.9
Domestic long-distance call minutes (billions).......   3.2  3.7  4.4  5.2  5.6
International call minutes (millions)................    18   23   37   45   55

  The Company believes that the unmet demand for fixed-line telecommunications services in the Region is substantial. At December 31, 1997, 29% of the households and 74% of the businesses in the Region had local telephone service. Prior to the privatization, growth of lines in service was restricted by government limits on capital expenditures and the high cost to customers of obtaining service. See "--Capital Expenditures." In 1997, the Company experienced a significant increase in applications for new lines, because the cost to the customer of installing new lines significantly decreased following the elimination of auto-financing. See "--Rate--Local Services." The customer waiting period for the installation of a new line varies significantly depending on the access network and the capacity of the switching center that serves the locality. Approximately 1.6 million people are currently wait-listed. The potentially long wait has resulted in a large secondary market for the sale of telephone lines.

  The Company began to install digital exchanges in 1989 and optical fiber cable in 1986. Compared to the older analog technology, digital systems improve the quality and efficiency of the network, accommodate higher traffic levels, require less maintenance and permit the Company to offer a broad range of value added services simultaneously on the same network, such as voice, text and data applications. Optical fiber provides greater transmission capacity and significantly reduces the fading of signals, and requires less frequent amplification, thereby reducing the cost of providing service and increasing traffic and network reliability. Beginning in 1993, all new lines installed by the Company were connected to digital exchanges and during 1997, 10.43% of existing analog lines were converted to digital lines. At December 31, 1997, 73.7% of all installed lines were connected to digital exchanges. By year-end 1997, the Company had installed 209,600 kilometers of optical fiber, 98,701 kilometers were installed during 1997. By the end of 2002, the Company plans to have replaced almost all of its analog exchanges with digital exchanges.

  In January 1998, the Company commenced various projects to turn the intra-state transmission systems of the Subsidiaries into a network capable of providing intra-regional service. The Company is in the process of integrating its network and optimizing its gateway architecture to improve intra-regional transmission. The

Company hopes to complete the integration of its intra-regional network by December 1998 but the Company can give no assurance that the Company will meet this goal. The Company also plans to utilize new technologies such as an orbital satellite position and establish strategic partnerships to expand and diversify the range of services the Company can offer. Subject to final approval by Anatel, the Company will be granted the option to use Wireless Local Loop ("WLL") technology in localities with less than 50,000 inhabitants. New entrants will be allowed to use the WLL technology in localities with population above or below 50,000 inhabitants. The Company will also be allowed to use the WLL technology in localities with population above 50,000 inhabitants if the new entrant decides not to provide services to that locality. The Company's planned network expansion will permit the Company to expand nationally and internationally when authorized by Anatel and help the Company meet quality and universal service obligations as established by Anatel. See "--Regulation of the Brazilian Telecommunications Industry-- Obligations of Telecommunications Companies."

 NETWORK EXPANSION

  The Company is required under the Telecommunications Regulations to meet certain targets regarding network expansion and modernization. The Company estimates that these targets will require the Company to expand its network by approximately 13% per year for 6 years. See "--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies-- Network Expansion--General Plan on Universal Service." The Company has identified the targets that the Company expects will be most difficult to meet, those the Company expects to meet with medium difficulty and those the Company expects to meet with relative ease. The targets the Company expects will be most difficult to meet are average waiting period for the installation of a line and installation of public telephones. The Company is obligated to reduce the average waiting time for installation of a line by year end 2001 to four weeks. Currently, the average waiting time is 65 weeks. This target is especially difficult to meet in low population areas. The Company believes that prior to privatization, the Company would not have been able to comply with these targets. However, following privatization, demand will be met more readily as competitors enter the market and the Company expands its own network without government-imposed restrictions on investments. See "-- Competition" and "--Capital Expenditures." The Company is obligated to install 114,400 public telephones by year end 1999, 50% with local and domestic long-distance direct-dial capability and 25% with international long-distance direct-dial capability. Currently, the Company has 86,800 public telephones installed, approximately 91% with local and domestic long-distance direct-dial capability and 1% with international long-distance direct-dial capability. All other targets the Company has already met or expects to meet without any difficulty.

BILLING AND ADMINISTRATION

  The Company bills its customers for all calls made by its customers. The Company receives network usage fees when calls from cellular carriers or other fixed-line carriers terminate calls on its network and conversely, the Company must pay network usage fees when calls from its customers terminate on the network of a cellular carrier or one of the other fixed-line carriers. See "-- Rates--Network Services." After the collection cycle is over, the Company, the cellular carriers and the other fixed-line carriers jointly reconcile the amounts collected from customers against the amounts due to each carrier and pay the net amounts outstanding to the appropriate parties. For international and domestic long-distance calls, the Company charges Embratel a fee for the use of its local network and forwards the amount collected from its customers for such calls to Embratel.

  The Company sends each customer a monthly telephone bill covering all the services provided during the prior period. Customers are grouped in billing cycles based on the date the bill is issued. The telephone bill separately itemizes long-distance calls, calls made on a cellular network, 0800 and 0900 services and other value added services. Customer payments are effected under agreements with various banks, either by debiting the customer's checking account or by direct payment to a bank. The method of payment is at the option of each customer.

  During 1997, the Company blocked the service of approximately 2,742 thousand lines (counting each occasion on which a line was blocked during the year), and approximately 97.61% of such lines were unblocked following payment of the overdue amounts. The Company charges interest at a rate of approximately 1% per month plus a one-time late charge of 2% of the total amount outstanding.

  At December 31, 1997, 13% of all receivables were outstanding for more than 30 days and 6% of all receivables were outstanding for more than 90 days. Under previous regulations, the Company was not permitted to disconnect a customer until a receivable has been outstanding for over 90 days. The Concessions now authorize the Company to disconnect a customer after 30 days with prior notice of 15 days. The Company's future disconnection policy will depend on factors such as the level of unmet demand, the level of competition and regulation governing disconnection. For a discussion of provisions for past due accounts, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations for the years ended December 31, 1995, 1996 and 1997--Operating expenses--Selling expense."

COMPETITION

  Since 1995, Brazil has adopted sweeping regulatory changes intended to foster competition in the provision of telecommunications services. See "-- Background--Regulatory Reform and Privatization." Under the Telecommunications Law and Telecommunications Regulations, Anatel is required, promptly after the privatization is effected, to open the markets for local, intra-regional long-distance, interregional long-distance and international long-distance services to competition by granting licenses to new entrants. Anatel is required to authorize three new entrants to provide local telephone service and intra-regional long-distance telephone service, with each of the three new entrants receiving two licenses to provide such services in a single fixed-line region. Anatel is also required to authorize one new entrant to provide intra-regional, interregional and international long-distance service by granting licenses to provide such services throughout Brazil.

  The Company and Embratel, the former long-distance carrier of the Telebras System, will also be authorized to provide intra-regional long-distance service. Therefore, the Company will expand to provide long-distance service between the states of the Region, whereas prior to the privatization the Company's long-distance service was limited to intra-state long-distance, and Embratel will expand to provide intra-state long-distance service, whereas prior to the privatization Embratel's long-distance service was limited to interstate long-distance. The Company expects to significantly increase the long-distance services provided by the Company since during 1998, more than 70% of the long-distance calls in the Region originated and terminated in the Region. Of these calls, 83% were intra-state calls and 17% were calls between states within the Region. See "--Customer Service--Intra-Regional Long-Distance Service." The Company expects that Embratel will begin to compete directly with the Company by starting to provide intra-state long-distance service in the Region, and by continuing to provide interstate long-distance service in the Region. Although the Company cannot predict the scope of Embratel's activities or the effect of competition from Embratel, Embratel may be a powerful competitor.

  The licenses Anatel will provide to new entrants for the provision of intra-regional long-distance service will be issued in the Private Regime and, as a result, the licensees will not be subject to the same obligations to which concessionaires operating in the Public Regime are subject. See "--Regulation of the Brazilian Telecommunications Industry--Concessions and Licenses." Beginning in 2002, Anatel may grant an unlimited number of additional licenses for the provision of local, intra-regional long-distance, interregional long-distance and international long-distance services. See "--Regulation of the Brazilian Telecommunications Industry--Concessions and Licenses."

  The Company is currently the exclusive provider of local service in the Region, but the new operator to be authorized by Anatel will compete with the Company in the provision of local service. Beginning in 2002, the Company may face an unlimited number of competitors in local and intra-regional long-distance, and it may itself seek a license to provide interregional and international long-distance service provided that it has met certain obligations contained in the Concession. See "--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies."

  The Company's fixed-line services are also subject to competition from providers of cellular telephone service. There are currently nine Band A cellular operators in the Region that were spun-off from the Subsidiaries in January 30, 1998: Teleacre Celular S.A., Teleron Celular S.A., Telegoias Celular S.A., Telebrasilia Celular S.A., Telemat Celular S.A., Telems Celular S.A., Telepar Celular S.A., Telesc Celular S.A. and CTMR Celular

S.A. Three additional Band A cellular telephone service operators also operate in the Region: CRT Celular S.A., Sercomtel S.A., and CTBC Telecom S.A. There are currently three Band B operators authorized to operate or currently operating in the Region: Global Telecom Ltda., authorized to operate in the states of Parana and Santa Catarina, Telet S.A., authorized to operate in the state of Rio Grande do Sul and Americel S.A., currently operating in the states of Acre, Rondonia, Mato Grosso do Sul, Mato Grosso, Tocantins, Goias and the Distrito Federal.

  The exact identity of other new entrants, the scope of increased competition and any adverse effects on the Company's results and market share will depend on a variety of factors that cannot now be assessed with precision and that are beyond the Company's control. Among such factors are the business strategies and capabilities of potential competitors, prevailing market conditions at the time increased competition is permitted, the regulations applicable to new entrants and the Company, and the effectiveness of the Company's efforts to prepare for increased competition. One or more new competitors may have technical or financial resources greater than those of the Company. There can be no assurance that the entry of new competitors will not have a material adverse effect on the Company's business, financial condition, results of operations or prospects.

  The Company is subject to comprehensive regulations that limit its ability to set tariffs for its various services and that may limit is ability to engage in activities that are considered to be anti-competitive. Such regulations may limit the Company's ability to confront competition. See "-- Regulation of the Brazilian Telecommunications Industry."

EMPLOYEES

  As of December 31, 1997, the Company had 13,945 employees. All of the Company's employees are employed on a full-time basis, grouped according to the following functions: corporate management (1.7%), marketing (1.8%), plant expansion and modernization (14.1%), plant operation and maintenance (31.8%), client services (20.8%), human resources (2.4%), budget and finance (4.8%), supplies (2.8%), informations services (4.4%), administrative support (3.9%) and general administration (11.5%).

  Approximately 80.32% of all employees are members of state labor unions associated either with the Federacao Nacional dos Trabalhadores em Telecomunicacoes ("Fenattel") or with the Federacao Interestadual dos Trabalhadores, em Telecomunicacoes ("Fittel"). Some employees in particular job categories are affiliated with other unions specific to such categories. Each operating subsidiary of the Company negotiates a new collective labor agreement every year with the local union. These negotiations are carried out with the supervision and guidance of the Company, on one side, and Fenattel or Fittel, on the other. The collective agreements currently in force expire on November 30, 1998. The Company's management considers the relations of the Company with its work force to be satisfactory. The Company has never experienced a work stoppage that had a material effect on its operations.

  The Company participates in a pension fund established by Telebras, Fundacao Sistel de Seguridade Social ("Sistel"), the primary purpose of which is to supplement government-provided retirement benefits. The Company participates in Sistel and makes monthly contributions to Sistel currently equal, on average, to 13.5% of the total salaries of all employees who are Sistel members. Each employee member also makes a monthly contribution to Sistel based on age and salary (currently around 7.5% of their salaries). Members of Sistel qualify for full pension benefits after reaching age 57 and having completed at least 35 years of service for men and 30 years of service for women. Sistel operates independently from the Company and Telebras, and its assets and liabilities are fully segregated from those of the Company and Telebras. See Note 21 to the Consolidated Financial Statements. Employees of the Company at the time of the privatization have the right to maintain their rights and benefits in Sistel in accordance with the terms in place at that time.

  Telepar is the only Subsidiary that has offered to its employees a complementary pension plan in addition to that offered by Sistel. In June of 1998, Telepar and 1,978 employees out of a total of 2,218 employees covered under the complementary pension plan signed an agreement ending the employees' rights to complementary benefits. The remaining 240 employees who did not accept the agreement continue to be covered by the plan.

RESEARCH AND DEVELOPMENT

  Until the Breakup of Telebras, the Company and the other companies of the Telebras System were required to contribute to the research and development center operated by Telebras (Centro de Pesquisa e Desenvolvimento da Telebras--CPqD or the "Center") and also conducted some of their own independent research and development. The Company's aggregate expenditures on research and development were R$16.1 million, R$16.9 million and R$16.1 million for 1995, 1996 and 1997, respectively.

  Following the Breakup of Telebras, the Center will become a private independently administered nonprofit foundation financed with resources from the public and private sector and will continue to develop telecommunications technology. Pursuant to an agreement signed in May 1998 between the Center and the Company, the Company is obligated to contribute with a total of R$ 63.3 million to the Center during a three- year period ending May 2001. During the effectiveness of this agreement, the Company has access to telecommunications software developed by the Center and other technological services provided by the Center such as equipment testing and consulting and training services. Each of the other New Holding Companies has entered into a similar contract with the Center which entitles it to equal access to such services and requires it to make contributions to the Center based on its revenues and its anticipated need for such services. It is possible that the Center will also provide such services to third parties on a fee-for-service basis. The Company may request additional technological support from the Center, more than contemplated in the agreement, by contributing additional funds to the Center.

  The Company conducts independent research and development in areas of telecommunications services but does not independently plan to develop new telecommunications hardware. The Company primarily depends on manufacturers of telecommunications hardware for the development of new hardware.

CAPITAL EXPENDITURES

  The primary focus of the Company's capital expenditure program has been the expansion, modernization and digitalization of the network.

  Prior to the privatization of Telebras, capital expenditures were planned and allocated on a system-wide basis and were subject to approval by the Ministry of Communications. In addition, the budget for capital expenditures of the Telebras System was included in the annual budget of the Federal Government and had to be approved by the federal Congress. In 1995, the Federal Government instituted a broad investment program for public and private businesses in the communications and postal sectors for the years 1995 through 1999 (Programa de Recuperacao e Expansao dos Sistemas de Telecomunicacoes e Postal--PASTE or "PASTE"). The Telebras System was required to conform its annual capital expenditure budget to the guidelines set by PASTE. The companies that comprised the Telebras System were further required to comply with public bidding processes prior to hiring third-party contractors.

  Since the privatization of Telebras, the Company's capital expenditures have not been subject to prior government approval nor government-imposed spending limits nor public bidding processes. The Company is now permitted to determine its own capital expenditure budget, subject to compliance with certain obligations to expand services under the Concessions. See "--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies." In addition, the financing of capital expenditures is no longer carried out on a system-wide basis, and the Company is required to obtain its own financing. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  The 1998 annual capital expenditure budget for the Telebras System includes capital expenditures of the Company. The Company anticipates capital expenditures for the first eight months of 1998 will be R$719.1 million which is expected to be funded with debt and other sources (44%) and internally generated funds from operations (56%). The Company expects, however, that as a result of the privatization of Telebras, all capital expenditures will be subject to revision by management and the new controlling shareholders of the Company.

  The following table sets forth, in constant reais of December 31, 1997 purchasing power, the Company's capital expenditures for each year in the four-year period ended December 31, 1997.

                                                        YEAR ENDED DECEMBER 31,
                                                        ------------------------
                                                         (IN MILLIONS OF REAIS)
                                                        ------------------------
                                                         1995    1996     1997
                                                        --------------- --------
Operational investments(1).............................   65.5     81.8     72.7
Telephone equipment:
  General:
    Exchanges..........................................  109.2    193.2    263.5
    Transmission.......................................  112.8    155.4    124.2
    Outside plant......................................  111.2    196.3    233.0
    Real estate and power..............................   53.9     44.1     22.5
    Specialized networks...............................   14.7      --       2.3
                                                        ------ -------- --------
      Total............................................  401.8    589.0    645.5
Data transmission equipment............................   39.9     39.4     46.2
Other Investments......................................  398.7    388.5    360.6
                                                        ------ -------- --------
      Total capital expenditures.......................  905.9  1,098.7  1,125.0
                                                        ====== ======== ========

--------
(1) Operational investments include investments to replace plant equipment and other fixed assets generally without altering the capacity of the asset replaced and certain investments in operational and technical support, such as telecommunications management network systems.

REGULATION OF THE BRAZILIAN TELECOMMUNICATIONS INDUSTRY

 GENERAL

  The Company's business, including the services it may provide and the rates it charges for telecommunications services, is regulated by Anatel pursuant to the Telecommunications Law, the regulations, decrees, orders and plans issued thereunder and the Concessions granting the Company the right to provide certain telecommunications services, subject to certain obligations contained in the Concessions (the "List of Obligations").

 BACKGROUND

  From 1962 until 1967, the Brazilian telecommunications sector was regulated by the Conselho Nacional de Telecomunicacoes (the "National Council of Telecommunications"), and from 1967 until 1997 by the Ministry of Communications, pursuant to Law No. 4,117 of August 27, 1962, as well as certain regulations issued pursuant thereto from 1962 to 1996.

  In August 1995, the Brazilian Congress amended the Brazilian Constitution to allow the restructuring of the telecommunications sector. On July 19, 1996, the Congress passed Law 9,295, the Lei Minima (the "Minimum Law"). The Minimum Law began the process of opening up the cellular market to competition. The Minimum Law was largely replaced by the Telecommunications Law, although current cellular concessions for the former Telebras companies ("Band A") and the private companies that were authorized to compete with the Band A companies ("Band B") contain certain provisions derived from the Minimum Law. In July 1997, the Congress passed the Telecommunications Law, which replaced Law 4,117 and became the main basis for regulation of the telecommunications sector, except for regulation of broadcasting, which was not addressed by the Telecommunications Law.

 REGULATORY AGENCY--ANATEL

  The Telecommunications Law provides a framework for telecommunications regulation. Article 8 of the Telecommunications Law established Anatel to develop regulations and to enforce such regulations. The specific functions of Anatel were set forth by the President of Brazil in Decree No. 2338 of October 7, 1997, the Regulamento da Agencia Nacional de Telecomunicacoes (the "Anatel Decree"). Pursuant to the Telecommunications Law and the Anatel Decree, Anatel replaces the Ministry of Communications as the regulatory agency for the telecommunications sector. Anatel, unlike the Ministry of Communications, is an independent regulatory agency. Anatel is administratively independent, financially autonomous and not hierarchically subordinated to any organ of the Federal Government, including the Ministry of Communications, in the area of telecommunications regulation. While independent, Anatel does maintain a close working relationship with the Ministry of Communications and informs the Ministry of its activities. Article 19, Section XXIX of the Telecommunications Law requires Anatel to submit an annual report summarizing its activities to the Ministry of Communications.

  Anatel is managed by a five-member Conselho Diretor ("Board of Directors"), headed by an executive president. The directors of Anatel are nominated by the President of Brazil, subject to approval by the Senate. Each director serves for a single fixed term of 5 years; directors may not be reappointed. In order further to ensure Anatel's independence, the first directors have been appointed for different terms, from 3 to 7 years, so that only one director's mandate will expire per year, ensuring a staggered appointment of directors in the future. The directors may not exercise any other professional, business (other than university professor), union or political function, nor may they hold a significant interest, whether direct or indirect, in any company related to telecommunications.

  Anatel is financed through the Fundo de Fiscalizacao das Telecomunicacoes ("Fistel"). Fistel is a fund administered by Anatel and its funds are currently the sole source of financing for Anatel's activities. Fistel receives the proceeds of, among other things, a tax imposed on concessionaires and fees charged for licenses and concessions.

  Any proposed regulation of Anatel is subject to a period of public comment, including public hearings. Anatel's actions may ultimately be challenged in Brazilian courts.

 CONCESSIONS AND LICENSES

  Companies wishing to offer telecommunications services to consumers are required to apply to Anatel for a concession or license. Concessions and licenses are granted for services in the public regime ("Public Regime") and services in the private regime ("Private Regime"). The Public Regime is differentiated from the Private Regime primarily by the obligations imposed on the companies in the Public Regime rather than the type of services offered by those companies. There are only four companies in the Public Regime: Embratel and the three regional fixed-line companies. All other telecommunications companies, including other companies providing the same telecommunications services as the four companies in the Public Regime, operate in the Private Regime.

  Fixed-line Services--Public Regime. There are four providers of services in the Public Regime: Embratel and the three regional fixed-line companies. These four companies are the primary providers of the following fixed-line services to the general public: local, intra-regional long-distance, interregional long-distance and international long-distance. Each of these four companies holds concessions, as required by the Telecommunications Law. Each Public Regime concession is a specific grant of authority that allows the concessionaire to offer a wide variety of telecommunications services but specifically prohibits the concessionaire from offering certain telecommunications services and imposes certain obligations on the concessionaire concerning network expansion and modernization, quality and continuity of service. The main restriction is that, until December 31, 2003, the regional fixed-line companies will be prohibited from offering interregional and international long-distance service, while Embratel will be prohibited from offering local service unless certain obligations are met as described below. Anatel is required, some time after the privatization process is complete, to grant Embratel the right to offer full intra-regional long-distance service, which is currently restricted to the regional fixed-line companies. See "--Obligations of Telecommunications Companies--Public Regime-- Service Restrictions."

  Concessions for Embratel and the three regional fixed-line companies are granted for a fixed number of years, subject to certain obligations, with the possibility of full renewal or revocation. See "--Obligations of Telecommunications Companies--Public Regime--Service Restrictions." The initial concessions for Embratel and the regional fixed-line companies have been granted until 2005. After 2005, the concessions may be renewed. The renewal period is currently 20 years. The current concessions granted to the four companies in the Public Regime have not required the payment of a fee. While terms for the grant of concessions to new entrants have not yet been determined by Anatel, Embratel and the regional fixed-line companies are required to pay biannual renewal fees after 2005 equal to 2% of annual net revenues from the provision of fixed-line public telecommunications services in the prior year (excluding taxes and social contributions) during the 20-year renewal period.

  Fixed-line Services--Private Regime. Licenses will be granted to new competitors wishing to offer fixed-line-based services, including local, intra-regional long-distance, interregional long-distance and international long-distance, in the Private Regime. Licensees are not subject to the same obligations as Public Regime concessionaires, although individual licenses may contain certain obligations. After the privatization process for Embratel and the three regional fixed-line companies is complete, Anatel is required to authorize three new entrants to provide local telephone service and intra-regional long-distance telephone service, with each of the three new entrants receiving two licenses to provide such services in a single fixed-line Region, in addition to authorizing one new entrant to provide intra-regional, interregional and long-distance telephone and international telephone long-distance by granting three licenses to provide such services throughout Brazil. The bidding requirements are expected to contain certain minimum technical and financial standards. The effective result of the license auction will be that two companies compete in each of the markets for local service (one regional fixed-line concessionaire and one licensee), four companies compete in the markets for intra-regional long-distance service (one incumbent regional fixed-line company, Embratel, and two licensees), and two companies compete in the markets for interregional long-distance and international long-distance (Embratel and one licensee). See "--Competition."

  Until December 31, 2001, the four existing Public Regime concessionaires and the new Private Regime licensees will be the only companies authorized to offer local, intra-regional long-distance, interregional long-distance and international long-distance services. Beginning January 1, 2002, the Telecommunications Regulations require Anatel to end this period of exclusivity and authorize new licensees wishing to offer such services. See "--Competition."

  Non-fixed Services--Private Regime--Concessions. The Band A and Band B cellular companies are in the Private Regime. Pursuant to the Minimum Law and the Telecommunications Law, the cellular companies in Band A and Band B have been granted concessions. Each cellular concession is a specific grant of authority to operate cellular services, subject to certain obligations contained in the List of Obligations. If a cellular company wishes to offer any telecommunications service other than the cellular service authorized by its concession, it may apply to Anatel for a license to offer such other services. See "--Non-fixed Services--Private Regime--Licenses."

  Each cellular concession has been granted for an initial period of 15 years, subject to renewal for further periods of 15 years if the List of Obligations contained in a concession has been met. The Band A cellular concessions did not require the payment of a fee. Terms of payment for renewal of the Band A and Band B cellular concessions have not yet been established.

  Currently, there is a limit on the number of cellular companies. One company may operate in Band A and one company in Band B for each cellular region. Under the cellular concessions, Anatel may not authorize additional providers of cellular service until December 31, 1999.

  Non-fixed Services--Private Regime--Licenses. Except for cellular service, for which no new licenses may be granted until December 31, 1999, licenses may be granted to any company wishing to offer telecommunications services in the Private Regime. Licensees are not subject to the same obligations as Public Regime concessionaires, although individual licenses may contain certain obligations.

 OBLIGATIONS OF TELECOMMUNICATIONS COMPANIES

  Providers of telecommunications services are subject to certain obligations contained in the List of Obligations of their concessions and licenses. The four providers of telecommunications services in the Public Regime are subject to a set of special restrictions regarding the services they may offer, contained in the Plano Geral de Outorgas ("General Plan of Concessions and Licenses"), and special obligations regarding service quality, network expansion and modernization contained primarily in the Plano Geral de Metas de Qualidade ("General Plan on Quality") and the Plano Geral de Metas de Universalizacao ("General Plan on Universal Service"). These restrictions and obligations are also contained in the concessions of the four companies, particularly in the List of Obligations.

  Public Regime--Service Restrictions. Under the General Plan on Concessions and Licenses, Embratel and the regional fixed-line companies are prohibited from offering certain basic fixed-line telecommunications services until they fulfill the List of Obligations as described below. Embratel is prohibited from offering local or cellular services and the regional fixed-line companies are prohibited from offering cellular, interregional long-distance and international long-distance services. Anatel is required, some time after the privatization is effected, to grant Embratel the right to enter the market for full intra-regional long-distance service, including service within the states, as a competitor to the regional fixed-line companies and to grant the fixed-line companies the right to offer interstate intra-regional long-distance service, which they were not authorized to offer in the past.

  The General Plan of Concessions and Licenses provides certain incentives to encourage Embratel and the three regional fixed-line companies to fulfill the service quality, network expansion and modernization obligations contained in the List of Obligations quickly. Under the General Plan of Concessions and Licenses, the progress of Embratel and the regional fixed-line companies towards attaining their List of Obligations will be measured annually by Anatel. Two measuring dates, December 31, 2001 and December 31, 2003, are of particular importance (the "2001 Targets" and the "2003 Targets"). See tables in "--Network Expansion--General Plan on Universal Service" and "Quality of Service--General Plan on Quality." In the period before the 2001 Targets are measured, Anatel will regularly monitor the progress of Embratel and the regional fixed-line companies and communicate with them. If they fail to meet the 2001 Targets, Anatel may, at its discretion, revoke their concessions. If they meet the 2001 Targets, they may continue to operate. In the period before the 2003 Targets are measured, Anatel will regularly monitor the progress of the four companies and communicate with them. If Embratel and the regional fixed-line companies meet the 2003 Targets, the restrictions on the services the four companies may offer will be eliminated and the companies will be allowed to apply for licenses to offer any other service. In addition, if, in its review for the 2001 Targets, Anatel finds that any of the four companies has met the 2003 Targets, Anatel will immediately eliminate the restrictions on the telecommunications services that company may offer. Anatel may also eliminate the restrictions on a date other than the official measuring dates of December 31, 2001 and December 31, 2003 if it finds that a company has met the 2003 Targets. Failure to meet the 2003 Targets could result in revocation of the Concession.

  In order to attract new entrants and ensure competition, there are also certain restrictions on alliances, joint ventures, mergers and acquisitions involving Public Regime concessionaires, including:

  . A concessionaire is prohibited from holding more than 20 percent of the equity in any other concessionaire

  . Concessionaires offering different services in the Public Regime in either the same or different regions are prohibited from offering services jointly

  . Concessionaires offering the same service in the Public Regime in different regions are prohibited from offering services jointly

  . Mergers between fixed-line regional companies and cellular companies are prohibited

  . Companies offering telephony services are prohibited from offering cable television

  Anatel has not yet determined whether the restrictions under its control will expire in the future or under what conditions they would expire.

  Network Expansion--General Plan on Universal Service. Under the General Plan on Universal Service, the regional fixed-line companies are required to expand switched, fixed-line service to cover the entire national territory of Brazil in accordance with the List of Obligations. Embratel is also subject to the universal service requirement of providing access to direct-dial interregional and international long-distance service by installing public telephones in remote regions and isolated communities. Since universal service requirements are restricted to the provision of switched, fixed-line basic telephony services, formal universal service requirements do not apply to cellular companies, although the cellular companies are subject to certain similar requirements under the cellular List of Obligations and certain cellular regulations, including obligations to expand their networks and to provide cellular services without pricing discrimination within customer categories.

  Universal service will be financed through two primary mechanisms: (a) the normal capital expenditure budgets of Embratel and the regional fixed-line companies, and (b) a universal service fund.

  Embratel and the regional fixed-line companies are themselves responsible for financing their universal service obligations of network expansion from their own revenues. No subsidies or other supplemental financing is anticipated to finance the network expansion obligations contained in the List of Obligations. However, the General Plan on Universal Service allows Anatel to waive the network expansion requirements once a company succeeds in meeting the 2001 Target for maximum waiting time for installation of a line of four weeks. If a regional fixed-line company fails to meet its obligations in a particular region, Anatel may grant licenses to competing companies to provide the service and may compel the regional fixed-line company to make its network available for the competitor's use.

  The Telecommunications Law also provides for a universal service fund to contribute to the costs of providing universal service. While the exact nature of the universal service fund is not yet known, a bill has been submitted to the Congress that states that if a company, after meeting its universal service obligations, finds that it cannot operate a certain service in a certain region at a profit, the company may apply to receive a subsidy from the universal service fund--for costs incurred beyond costs necessary to meet its obligations-- to ensure that it covers its costs in providing the service.

  The following table sets forth the network expansion and modernization obligations of the Company as stated in the List of Obligations for the period 1999-2005 and the Company's status with respect to each obligation as of December 31, 1997.

                      NETWORK EXPANSION AND MODERNIZATION

                            COMPANY STATUS              BY DECEMBER 31,
                          AS OF DECEMBER 31, -------------------------------------
                                 1997        1999  2000  2001  2002 2003 2004 2005
                          ------------------ ----- ----- ----- ---- ---- ---- ----
Minimum total number of
 installed lines in
 million................          3.6          4.7   5.3   5.9 --   --   --   --
Fixed switched service
 fully available if
 population greater
 than:..................         n.a.(1)       --    --  1,000 --   600  --   300
Maximum waiting time for
 installation of a line
 (in weeks).............           65(4)       --    --      4   3    2    1    1
Minimum number of public
 telephones in service
 (in thousands).........         86.8        114.4 142.0 169.0 --   --   --   --
Public telephones per
 1,000 inhabitants......         3.12          --    --    --  --   7.5  --   8.0
Minimum ratio of public
 telephones to fixed
 terminals (%)..........          2.4          2.5   2.5   2.5 2.5  2.5  2.7  3.0
Minimum digitalization
 level (% of network)...           74           75   --     85 --    95  --   100
Maximum distance to a
 public telephone
 (meters)(2)............         n.a.(1)       800   --    500 --   300  --   --
Full-service public
 telephone availability
 as a % of total number
 of public telephones:
  international long-
   distance(3)..........         n.a.(1)        25   --    --  --   --   --   --
  local and domestic
   long-distance(3).....         n.a.(1)        50   --    --  --   --   --   --
 in areas with no fixed
  switched service (# of
  inhabitants)..........         n.a.(1)      1000   --    600 --   300  --   100

--------
(1) Not available; the Company did not historically measure its performance against this criterion.
(2) Applies only to areas where fixed switched service is fully available.
(3) Public telephones available 24 hours a day with direct-dial capability.
(4) Represents average waiting time for installation of a line. The Company does not have information measuring maximum waiting time for installation of a line.

  Quality of Service--General Plan on Quality. The General Plan on Quality contains a series of service quality obligations that are incorporated into the List of Obligations of Embratel and each regional fixed-line company. These include attainment of certain targets such as reducing average dial tone delay, achievement of certain call completion rates for local, intra-regional long-distance, and interregional and international long-distance calls, reducing average operator assistance delay, reducing trouble reports per 100 lines, reducing average time of repair, reducing average time of installation, increasing billing accuracy, and achieving certain customer satisfaction levels for public payphones, residential telephony and nonresidential telephony.

  The following table sets forth the quality of service obligations of the Company as stated in the List of Obligations for the period 1999-2005 and the Company's status with respect to each obligation as of December 31, 1997.

                              QUALITY OF SERVICE

                                             COMPANY STATUS
                                                 AS OF       (BY DECEMBER 31,)
                                              DECEMBER 31,  -------------------
                                                  1997      1999 2001 2003 2005
                                             -------------- ---- ---- ---- ----
Dial tone within 3 seconds (% of cases)....        99(1)     98    99 99.5  --
Call completion rate during peak periods (%
 of calls attempted)(2)....................        57        60    65   70  --
Maximum busy circuit rate during peak
 periods(2) (% of calls attempted).........         5         6     5    4  --
Maximum monthly repair requests per line...       .03       .03  .025  .02 .015
Maximum monthly public telephone repair
 requests per line.........................       .32       .15   .12  .10  .08
Residential repair response speed (% within
 24 hours)(3)..............................        89(6)     95    96   97   98
Nonresidential repair response speed (%
 within 8 hours)(4)........................        89(6)     95    96   97   98
Public telephone repair response speed (%
 within 8 hours)...........................        88(7)     95    96   97   98
Operator availability during peak periods
 (% answer/within 10 seconds)..............        86        92    93   94   95
Billing inaccuracy (inaccurate bills per
 100 bills)(5).............................        .7        .4    .3   .2  --
Credit issued within one billing cycle for
 claimed inaccuracies (% of cases).........       --         95    96   97   98

--------
(1) As of December 31, 1995, the most recent date at which this was measured.
(2) For local and domestic long-distance calls.
(3) Must always be within 48 hours.
(4) Must always be within 24 hours.
(5) A bill is considered inaccurate for this purpose if a customer claims it is inaccurate.
(6) Includes residential and nonresidential. In 1997, the Company had a single measurement for both residential and nonresidential repair response.
(7) Response within 24 hours; the Company did not historically measure its performance against the 8-hour standard.

  Failure to meet both network expansion and modernization obligations and the quality of service obligations in the List of Obligations may result in fines and penalties of up to R$50,000,000 as well as potential revocation of the Company's Concession. The Company's ability to meet the obligations in the List of Obligations will depend upon certain factors outside its control. While there can be no assurances, the Company believes that it will be able to meet these requirements.


  Interconnection. Interconnection is mandatory between all telecommunications networks upon request by any party. Interconnection tariffs are subject to a price-cap established by Anatel. Rates below the applicable price-cap may be negotiated between the parties. If a company offers an interconnection tariff below the price-cap, it must offer that price to any other requesting party on a nondiscriminatory basis.

  Anatel has stated that it does not expect to grant parties requesting interconnection the right to co-locate their equipment at this time. Co-location means that a party requesting interconnection may place its switching equipment in or near the local exchange of the network operator whose network the requesting party wishes to use and connect to the network at this point of presence. Co-location is currently a matter of negotiation between the parties.

  Anatel does not currently mandate unbundling of network elements and services by the providers of such elements and services, although Anatel has stated that it plans to review the issue on a regular basis and may introduce unbundling in the future. In an unbundled regime, every network operator is required to provide a detailed list of network services and elements which may be purchased by a party requesting interconnection and the requesting party then has the right to select and purchase a subset of the network elements and services available.

  Number Portability. Number portability is the ability of a customer to move to a new home or office or switch service providers while retaining the same telephone number. Full number portability is mandatory within a local area.

 RATE REGULATION

  General. In May 1997, a tariff rebalancing was implemented pursuant to which monthly subscription charges and measured service charges for all customers increased, while domestic and international long-distance rates were lowered. In addition, the previous mechanism for financing the installation of new lines (auto-financing), which required customers to purchase shares of Telebras, was eliminated and replaced with a flat installation charge. With retroactive effect as of April 1, 1998, the regime used to divide domestic and international long-distance revenues between Embratel and the regional fixed-line companies was replaced with a network usage fee for interconnection such as already existed for use of cellular networks by the fixed-line companies and for use of the fixed networks by cellular operators. In addition to the network usage charge, Embratel is also required to pay a supplemental per-minute charge called Parcela Adicional de Transicao ("PAT") that supplements the network usage charge. Embratel is the only company that is required to pay PAT charges. Embratel will be required to pay PAT charges for three years, after which time the PAT charges will be phased out.

  Price-Caps. Concessions with the regional fixed-line companies and Embratel, including the Concession with the Company, provide for a price-cap mechanism to set and adjust rates on an annual basis. The price-cap mechanism consists of a maximum amount, or price-cap, stipulated by Anatel, that may be charged for a particular service and on a weighted average rate for a basket of basic services. The services include all of the services in the basic service plan, such as installation charges, monthly subscription fees, switched local service, intra-regional long-distance, interregional long-distance and international long-distance service, as well as public telephone service and interconnection charges, including network usage fees. The main baskets for the regional fixed-line companies are for local services, including installation charges, the monthly subscription fee, and measured usage charges, and for interconnection services, including network usage fees and equipment rental charges. The main baskets for Embratel are interregional long-distance, international long-distance and interconnection.

  The initial price-cap established by Anatel in the Concession is based on the previously existing tariffs. The initial price-cap will be adjusted on an annual basis under a formula contained in the Concession. The formula allows two adjustments to the price-cap. First, the price-cap is revised upward to reflect increases in inflation by multiplying the price-cap by (1+1(y)), where y represents the rate of inflation as measured by the Indice Geral de Precos-- Disponibilidade Interna ("IGP-DI"), an inflation index developed by the Fundacao Getulio Vargas, a private Brazilian economic research organization. Second, the inflation-adjusted price-cap is adjusted downward to ensure productivity gains by multiplying the inflation-adjusted price-cap by (1-X), where X represents a set productivity factor (the "X-factor").

  In order to provide an incentive to Embratel and the regional fixed-line companies to increase their efficiency and to reward consumers of telecommunications services, Anatel applies an X-factor representing annual productivity adjustments to the tariffs of Embratel and the regional fixed-line companies. In the period 1998 to December 31, 2005, the tariffs of Embratel and the regional fixed-line companies will be adjusted downward as follows:

                                             X-FACTOR ANNUAL PRODUCTIVITY
                                                      ADJUSTMENTS
                                        ---------------------------------------
                                        1998 1999 2000 2001 2002 2003 2004 2005
                                        ---- ---- ---- ---- ---- ---- ---- ----
Fixed-line companies--local and intra-
 regional long-distance...............   0%   0%   0%   0%   2%   2%   4%   4%
Fixed-line companies--interconnec-
 tion.................................  10%  10%  10%  10%  10%  15%  15%  15%
Embratel- interregional long-dis-
 tance................................   2%   2%   2%   4%   4%   4%   5%   5%
Embratel- international long-dis-
 tance................................   5%   5%   5%   7%   7%   7%  10%  10%

  The price-cap covers a basket of basic services. While the weighted average tariff for the entire basket may not exceed the price-cap, the tariffs for individual services within the basket may be increased. The Company may increase the tariff for any individual service by up to 5%, subject to a downward adjustment for inflation effects already captured in the annual upward adjustments of the overall price-cap for the basket, so long as it adjusts other prices downward to ensure that the weighted average tariff does not exceed the price-cap.

  The Company may also offer alternative plans in addition to the basic service plan. For instance, a customer might wish to choose an alternative plan that allows unlimited calling for a set fee rather than pay the per-minute fee under the basic service plan. Alternative plans must be submitted to Anatel for approval, but are not currently subject to a price-cap.

  For information on the Company's current tariffs and service plans, see "-- Rates."

  Installation Charges. Installation charges for connection to the fixed-line telephone network have been reduced to a maximum flat rate of R$80 for all customers, both residential and nonresidential as of October 1997. All regional fixed-line companies are subject to this maximum for installation uniformly in every local calling area throughout Brazil. Local areas include those areas currently connected to the fixed-line network and correspond largely to urban areas. Customers outside of the local areas must negotiate the price of installation with the Company. Currently, the Company is charging an installation charge of R$50, rather than R$80. This fee replaces the autofinancing mechanism which had been in place, which required customers to purchase shares in Telebras. See "--Rates--Local Services."

  Monthly Subscription Charges. Residential and nonresidential customers must pay a monthly access fee for connection to the fixed-line telephone network. There are currently three levels of monthly access fees in Brazil, R$10, R$15 and R$20, excluding taxes, depending on customer characteristics, with all residential customers paying R$10 and most business customers paying R$15. See "--Rates--Local Services."

  Measured Service Charges. Users of local service, both residential and nonresidential, pay for local calls depending on usage. Usage is measured in pulses. Pulses occur system-wide every four minutes for local calls. These system-wide pulses are recorded independently of when individual calls are actually made. In addition to system-wide pulses, the system records one individualized pulse for every call when the call is connected. After the first individualized pulse, only system-wide pulses are used in determining the charge for a call. The result of this system is that, while the time between the second and every subsequent pulse is always in increments of four minutes, the time between the first (individualized) pulse and the second (system-wide) pulse may vary. For example, the time between the first (individualized) pulse and the second (system-wide) pulse may vary between one second and four minutes.

  For normal weekday calls, local call charges are determined by multiplying the number of pulses by the charge per pulse. For calls being made any day between midnight and 6:00 a.m., in addition to Saturdays from 2:00 p.m. to midnight and all day Sunday and holidays, a caller is charged for only one pulse regardless of the duration of a call.

  All users of local service currently receive 90 free pulses per month as part of their monthly subscription, equivalent to about 140 minutes per month in the case of an average user. Through the tariff rebalancing of May 1997, measured usage charges increased by approximately 61%. See "--Rates--Local Services."

  Anatel has stated that, as a consequence of its tariff restructuring in May 1997, cross-subsidies among various telecommunication services have been largely eliminated.

  Intra-Regional Long-Distance. Users of service pay differing rates for local measured service and intra-regional long-distance service. Intra-regional long-distance consists of interurban calls originating and terminating within the calling area of a regional fixed-line company. The Company is allowed to carry such calls entirely over its own network. When it does so, the Company receives all of the revenues from such calls. As part of the May 1997 tariff rebalancing, intra-regional long-distance rates were lowered, with an effective reduction of approximately 20%. Intra-regional calls are billed based on the duration of a call and distance. There are currently 20 intra-regional long-distance tariffs based on combinations of four day/time categories and five distance categories. Certain intra-regional long-distance calls are made within an area code and are measured in pulses.

  For a breakdown of the Company's current intra-regional long-distance tariffs, see "--Rates--Intra-Regional Long-Distance Service."

  Network Usage Charges. Other telecommunications companies wishing to interconnect with and use the Company's network--primarily to gain access to the Company's customers for call origination and completion--must pay certain fees, primarily a network usage fee. In addition, other telecommunications operators rent equipment, such as trunk lines, from the Company for use within their own internal networks. Fees for network usage and equipment rental are subject to price-caps stipulated by Anatel.

  The price-cap for the network usage fee specified by Anatel varies from company to company based on the underlying cost characteristics of each company's network. The fee is a flat fee charged per minute of use which represents an average charge for a basket of network elements and services.

  Embratel, the cellular companies and any future new entrants into the market must pay the network usage fee if they access end customers via the network of a regional fixed-line company. In practical terms, even though the network usage fee includes the costs of a variety of network elements and services, the network usage fee primarily reflects the use of certain facilities of the Company for which Embratel and the cellular companies do not have adequate substitutes, particularly the local loop between local exchanges and end customers. Anatel has stated that Embratel is likely to be the primary provider of network usage fees since it will need to use at least the local loop to access end customers for the provision of long-distance service and since Embratel is under an obligation to provide universal long-distance service.

  In the past, the Company shared revenues for interstate and international long-distance calls with Embratel rather than charging Embratel a network usage fee for the use of the Company's network. Under this system, the Company retained a fixed percentage of the revenues associated with such calls and paid the balance of the revenues associated with such calls to Embratel. This system was replaced with retroactive effect as of April 1, 1998 with the interconnection charge regime that had already been in place for interconnection of the Company's network with cellular networks, under which the Company charges for connection to its network and usage of its network.

  The total level of interconnection charges in the future is likely to depend greatly on the interconnection regime adopted by Anatel and how it is enforced. See "--Obligations of Telecommunications Companies--
Interconnection."

BRAZILIAN POLITICAL ENVIRONMENT

  The Brazilian political environment was marked by high levels of uncertainty after the country returned to civilian rule in 1985, ending 20 years of military government. The death of a President-elect in 1985 and the resignation of another President in the midst of impeachment proceedings in 1992, as well as rapid turnover at and immediately below the cabinet level, adversely affected the implementation of consistent economic and monetary policies, including consistent policies in the areas of government-owned enterprises and telecommunications.

  Mr. Fernando Henrique Cardoso, the Finance Minister at the time of implementation of Brazil's latest economic stabilization plan (the "Real Plan"), was elected President of Brazil in October 1994 and took office in January 1995. He has generally sought to continue the economic stabilization and liberalization policies he had developed as Finance Minister from May 1993 through April 1994. Although some important groups remain opposed to significant elements of his program and the implementation of policies of economic stabilization and liberalization is subject to significant compromises and accommodations, President Cardoso is the leader of a coalition of political parties that represents a majority of the federal Congress. His party controls the state governments of the States of Sao Paulo, Rio de Janeiro and Minas Gerais, and his policies have broad political support.

  Elections will be held in October of 1998 in which the President, Vice-President, state Governors and the members of the Chamber of Deputies, as well as one third of the members of the Senate, will be elected. The outcome of these elections could have a strong impact on whether the economic reforms of the Cardoso administration can continue. Although the Brazilian Constitution was amended in June 1997 so as to permit President Cardoso to run for a second term in office, there can be no assurance that President Cardoso will be re-elected and, more generally, there can be no assurance that the political consensus in favor of the economic reform program pursued by the Cardoso administration can or will be sustained following the elections.

BRAZILIAN ECONOMIC ENVIRONMENT

  The financial condition and results of operations of the Company are dependent on general economic conditions in Brazil, and in particular on (i) economic growth and its impact on demand for telecommunications services, (ii) the cost and availability of financing and (iii) exchange rates between Brazilian and foreign currencies.

  For many years, the Brazilian economy was extremely volatile, and the Federal Government implemented a succession of programs intended to stabilize the economy and provide a basis for sustainable, non-inflationary growth. The Company was affected by economic instability and by such programs in a variety of ways, particularly when they have resulted in contractions in demand or very high real interest rates or prevented the Company from raising rates to keep pace with the rate of inflation.

  Until the introduction of the Real Plan, measures by the Federal Government intended to influence the course of Brazil's economy, such as changes in monetary, credit, tariff and other policies, were frequent and occasionally drastic. See "Exchange Controls and Other Limitations Affecting Security Holders." In particular, actions to control inflation, interest rates or consumption included freezing bank accounts, imposing capital controls, introducing high tariffs and other strong measures. Changes in policy, social instability and other political and economic developments, and the Brazilian government's responses to such developments, not infrequently have had a material adverse effect on the Company's business, financial condition and results of operations.

  Beginning in December 1993, the Federal Government introduced the Real Plan, an economic stabilization program intended to reduce the rate of inflation by reducing certain public expenditures, collecting liabilities owed to the Federal Government, increasing tax revenues, continuing to privatize government-owned entities and introducing a new currency. The real was introduced as Brazil's currency on July 1, 1994, based on a new unit of account, the URV, introduced earlier in the year. Since taking office in January 1995, President Cardoso has continued to implement the Real Plan. The real generally appreciated through January 1995 and thereafter gradually declined in value against the dollar, reaching R$1.1164 to US$1.00 at December 31, 1997. Under the Real Plan, the rate of inflation has decreased significantly and there has been sustained growth in real gross domestic product. See "--Inflation and Devaluation." Notwithstanding the success of the Real Plan in lowering inflation and stabilizing the Brazilian economy, the Real Plan also led to an economic slowdown, a rise in unemployment in some regions and specific sectors of the economy, and adversely impacted certain sectors of the economy.

  Beginning in August 1998, following the devaluation of the Russian Ruble, Brazil has experienced substantial capital outflows, significant declines in its stock markets and speculative attacks on the Brazilian currency. In response, the Federal Government has raised interest rates and stated that it will continue to support the value of the real and to abide by the principles inherent in the Real Plan. Previously, in the fourth quarter of

1997, Brazil experienced a financial crisis following the financial and economic crisis in Asia. In response, the Federal Government adopted several economic measures to protect the Real Plan and the stability of the Brazilian currency. These measures included (i) an increase in interest rates, including a near doubling of short-term interest rates, (ii) an increase in certain tax rates, (iii) a reduction in Federal Government spending for 1998 and (iv) restrictions on imports. Government policies to control inflation and to reduce budget and trade deficits could also result in further actions that could slow or halt Brazilian economic growth. It is not possible to foresee how measures like these will affect the business, financial condition and results of operations of the Company.

  Brazil's trade deficit for 1997 increased to US$8.37 billion compared to US$5.54 billion for 1996. There can be no assurance that the Federal Government will not introduce credit restrictions to subdue domestic demand in order to reduce the trade deficit, nor that any such credit restrictions will not have a material adverse effect on the business, operations, financial condition or results of operations of the Company. A continuing increase in the trade deficit would substantially reduce Brazil's approximately US$50.8 billion of reserves at December 31, 1997 and could negatively affect Brazil's economic development as a whole.

PRIVATIZATION

  The Federal Government, directly or through various state-owned enterprises, owns many companies and controls a major portion of activities in the mining and oil and gas sectors. Most of the energy production and postal services companies are directly or indirectly controlled by the Federal Government.

   To reduce its participation in the economy, the Federal Government has engaged in the privatization of certain state enterprises. The objectives of the privatization program are (i) to reduce the role of the state in the economy and allocate more resources to social investment, (ii) to reduce public sector debt, (iii) to encourage increased competition and thereby raise the standards and efficiency of Brazilian industry and (iv) to strengthen the capital markets and promote wider share ownership. As originally presented the Real Plan contemplated constitutional amendments which would permit private participation in the state-controlled petroleum and telecommunications sectors and in other areas that had constitutionally mandated monopolies, such as pipeline distribution of gas and the shipping industry. These amendments were approved by Congress in 1995. A council directly subordinate to the President, the Conselho Nacional de Privatizacao (the "Privatization Council") and BNDES are responsible for administering the privatization program.

  As of December 31, 1996, a total of 52 state enterprises or divisions thereof had been privatized, and several minority interests held by Federal Government companies had been sold for nominal consideration totaling US$13.7 billion (including payment made in Brazilian currency and payment made by means of qualified debt instruments issued to the federal government, its agencies and state-controlled companies). To date, the privatizations have, for the most part, been effected through share auctions conducted on Brazil's stock exchanges. Although the majority of such share auctions have been successful, there have been instances in which a share auction has failed due to a lack of bidders. Privatization revenues for 1997 exceeded $26.0 billion. Some of the Brazilian states, such as Sao Paulo, Minas Gerais, Pernambuco, Paraiba and Maranhao are also conducting privatization programs in relation to state services.

  Brazilian labor unions have opposed certain of the privatization measures proposed by the Federal Government, but the Federal Government has, to date, been able to move forward with its program despite such opposition.

DEVELOPMENTS IN OTHER EMERGING MARKET COUNTRIES; BRAZILIAN AUSTERITY PROGRAM

  The Brazilian securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries. Although economic conditions are different in each country, investors' reactions to developments in one country can have an effect on the securities of issuers in other countries, including Brazil. For example, since the fourth quarter of 1997, the international financial markets have experienced significant volatility, and a large number of financial market indices, including those in Brazil, have declined significantly. The current market volatility in Latin America and other emerging market countries' securities markets has also been attributed, at least in part, to the effects of the Asian economic crisis. There can be no assurance that the Brazilian securities markets will not continue to be affected negatively by events elsewhere, especially in emerging markets, or that such events will not adversely affect the value of the ADSs.

  In reaction to the growing market volatility in Asia, the Federal Government implemented several measures intended to curtail the outflow of foreign investment, as Central Bank reserves were reduced from U.S.$61.2 billion in September 1997 to U.S.$52.9 billion by the end of October 1997. On October 30, 1997, the Central Bank raised the benchmark interest rate from 20.7% to 43.4%, in order to retain investment funds in the country. On November 10, 1997 the Federal Government presented a series of fiscal measures aimed at reducing the budget deficit and bolstering economic conditions. The measures included certain tax increases, eliminations of budget expenses and reductions in available fiscal incentives. The package of measures was intended to produce a savings of R$20 billion, due to the decrease in expenses and the increase in revenue. These fiscal measures have been substantially implemented. Constitutional reforms affecting civil servants and social security have also been accelerated and may result in lower Government deficits. However, there can be no assurance that such measures will be successful in protecting the Federal Government's present currency exchange rate policy and price stability program.

  Additionally, the decrease in economic activity caused by the increase in interest rates and the fiscal measures may have substantial negative effects on companies doing business in Brazil. Projected GDP growth for Brazil for 1998 has been reduced from approximately 4% to approximately 1%. It is expected that these events may have the effect of reducing the purchasing power of Brazilian consumers in general. Since the increase in interest rates, the Central Bank has gradually reduced its benchmark interest rate, setting its rates at 40.9% on December 1, 1997, at 38.0% on January 2, 1998, at 34.5% on January 29, 1998, at 28.0% on March 5, 1998 and at 21.8% on May 20, 1998,
at 21.0% on June 25, 1998 and at 19.75% on July 29, 1998. However, there can be no assurance that a decrease in interest rates will not cause further investment outflows.

  Events in Asia also may affect the competitiveness of Brazilian exports. In addition, the proceeds from scheduled privatizations may not reach expected levels, in which case the current account deficit would cause a deterioration in foreign reserves, adversely affecting the currency exchange rate policy.

INFLATION AND DEVALUATION

  Brazil experienced extremely high and generally unpredictable rates of inflation and of devaluation of Brazilian currency for many years until the implementation of the Real Plan. Inflation itself, as well as certain governmental measures to combat inflation, and public speculation about possible future actions have also historically contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. The following table sets forth Brazilian inflation, as measured by the UFIR for 1995 and the IGP-M for 1996-1998, and the devaluation of the Brazilian currency against the U.S. dollar for the periods shown.

                                   YEAR ENDED
                                  DECEMBER 31,   FIRST QUARTER  SECOND QUARTER
                                 -------------- ENDED MARCH 31, ENDED JUNE 30,
                                 1995 1996 1997      1998            1998
                                 ---- ---- ---- --------------- --------------
                                               (IN PERCENTAGES)
Inflation (UFIR for 1995; IGP-M
 for 1996-1998)................. 22.5 9.2  7.7        1.3            1.8
Devaluation (Brazilian currency
 vs. US$)....................... 15.0 6.9  7.4        1.9            3.6

  Since the introduction of the Real Plan in July 1994, the rate of inflation has decreased considerably. As measured by the IGP-M, the rate of inflation was 7.7% for 1997 and 1.3% for the first quarter of 1998. Despite this reduction, the rate of inflation remains high compared to other countries, and the potential for distortions or dislocations attributable to changing prices continues to exist. The exchange rate between the real and the U.S. dollar has also been relatively stable since early July 1994, compared to prior periods, although the potential for devaluation or volatility persists. See "Exchange Rates."

ITEM 2: DESCRIPTION OF PROPERTY

  The principal properties of the Company consist of transmission plants (including outside plant and trunk lines), exchange equipment and switching equipment. The Company's land and buildings principally consist of its telephone exchanges and other technical, administrative and commercial properties. Exchanges include local exchanges, "toll" exchanges that connect local exchanges to long-distance transmission facilities and "tandem" exchanges that connect local exchanges with each other and with toll exchanges.

  The Company's properties are located throughout the states of Acre, Rondonia, Goias, Tocantins, Mato Grosso, Mato Grosso do Sul, Parana, and Santa Catarina, as well as in the Distrito Federal and in a small area of the State of Rio Grande do Sul. The buildings used by the Company's management are primarily located in the capital cities of these states. At March 31, 1998, the Company utilized 3,169 properties, of which 3,032 sites were owned by the Company.

  At December 31, 1997, equipment related to switching stations represented approximately 25.12%, other equipment represented 35.95%, construction in progress represented approximately 14.45%, buildings represented approximately 12.31% and other fixed assets represented approximately 12.17% of the net book value of the Company's total fixed assets. At December 31, 1997, the net book value of the Company's property, plant and equipment was R$6,444.5 million.

ITEM 3: LEGAL PROCEEDINGS

  The Breakup of Telebras is subject to several lawsuits in which the plaintiffs have requested, and in certain cases obtained, preliminary injunctions against the Breakup. All of these preliminary injunctions have been quashed by decisions of the relevant Federal Court, although several of such decisions are currently on appeal. If any such appeal is successful, the shareholders of Telebras will be required to reapprove the Breakup or other legislative action may be required.

  The lawsuits to which the Breakup has been subjected are based on a number of legal theories, the principal among which are that (i) Brazil's Constitution requires that the creation of the twelve New Holding Companies be specifically authorized by the Telecommunications Law--the Breakup is not so authorized; (ii) the shareholders' meeting of Telebras held on May 22, 1998 which approved the Breakup was not properly convened; (iii) national sovereignty will be threatened if the country's telecommunications companies are controlled by foreign entities; and (iv) the Telecommunications Law requires that certain matters, such as the entry of new competitors and the administration of development and technology funds, be regulated prior to the Breakup and privatization either by an executive order of the President or by an act of Congress. If any of the plaintiffs in the above-described lawsuits ultimately prevails, the Breakup will have to be reinitiated. This could require, depending upon the prevailing plaintiff's theory, any combination of
(i) amendment of the Telecommunications Law, (ii) reconvening the May 22, 1998 Telebras shareholders' meeting and (iii) the passage of additional laws by Congress or issuance of executive orders by the President. It is theoretically possible under Brazilian law for a court to require that the Breakup be unwound, although the Company believes that this would not be likely to occur.

  The Company is a party to certain legal proceedings arising in the normal course of business, including civil, administrative, tax, social security and labor proceedings. The aggregate amount involved in such lawsuits is approximately R$600.9 million. The Company has provided for or deposited in court amounts to cover its estimated losses due to adverse legal judgments. In the opinion of management, such actions, if decided adversely to the Company, would not have a material adverse effect on the Company's business and financial condition.

  Telebras is the legal predecessor of the Registrant and is a defendant in a number of legal proceedings and subject to certain other claims and contingencies.

  Under the terms of the Breakup, liability for any claims arising out of acts committed by Telebras prior to the effective date of the Breakup remains with Telebras, except for labor and tax claims (for which Telebras and the New Holding Companies are jointly and severally liable) and any liability for which specific accounting provisions have been assigned to the Registrant or one of the other New Holding Companies. Creditors of Telebras may challenge this allocation of liability until September 14, 1998. Management of the Company believes that the chances of any such claims materializing and having a material adverse financial effect on the Company are remote.

ITEM 4: CONTROL OF REGISTRANT

  Of the Company's two classes of capital stock outstanding, only the Common Shares have full voting rights. The Preferred Shares have voting rights under limited circumstances. See "Description of Securities to be Registered-- Capital Stock--Voting Rights." Solpart owns 51.8% of the Common Shares. Accordingly, Solpart has the ability to control the election of the Company's Board of Directors and the direction and future operations of the Company.

  The following table sets forth information concerning the ownership of Common Stock by Solpart and by the Company's officers and directors as a group. The Company is not aware of any other shareholder owning more than 10.0% of the Common Shares.

                                                    NUMBER OF    PERCENTAGE OF
                                                      COMMON      OUTSTANDING
                  NAME OF OWNER                    SHARES OWNED  COMMON SHARES
                  -------------                   -------------- -------------
Solpart.......................................... 64,405,151,125    51.79%
All directors and executives officers as a group
 (15 persons)....................................         31,402     0.00%

  The following is a brief description of the shareholders of Solpart.

  TECHOLD PARTICIPACOES S.A. Techold is a subsidiary of Invitel S.A., a company owned by (i) the following Brazilian pension funds: SISTEL--Fundacao Sistel Seguridade Social, TELOS--Fundacao Embratel de Seguridade Social, FUNCEL--Fundacao dos Economiarios Federais; PETROS--Fundacao Petrobras de Seguridade Social and PREVI--Caixa de Previdencia dos Funcionarios do Banco do Brasil and (ii) Opportunity Zain S.A., whose shareholders are the investment funds and the companies controlled by the Opportunity Group. The Opportunity Group is an investment and management group, whose activities include money management and private equity in Brazil.

  STET INTERNATIONAL NETHERLANDS N.V. Stet is part of a group headed by Telecom Italia (BC) S.p.A. ("Telecom Italia"). Telecom Italia is the world's seventh largest fixed-line telecommunications operator, with approximately
25.7 million installed fixed lines. It also provides, through its subsidiary TIM (Telecom Italia Mobile), mobile telecommunications services worldwide to more than 10.9 million subscribers. It also provides leased lines, data communication services, satellite communications services and IT software services, develops and manufactures telecommunications equipment and installs telecommunications networks. Telecom Italia intends to selectively expand its presence in key telecommunications markets outside Italy, focusing on Latin America and Europe, through the acquisition of interests in existing fixed and mobile service providers as well as of newly available license rights. It has made investments in fixed and mobile service providers in Argentina, Chile, Bolivia, Brazil, Cuba, Spain, France, Greece, Austria, the Czech Republic, Serbia, China and India. Telecom Italia is also a participant in the consortia that acquired control of two other New Holding Companies: Tele Celular Sul Participacoes S.A. and Tele Nordeste Participacoes S.A.

  TIMEPART PARTICIPACOES LTDA. Timepart is a holding company owned by Teleunion S.A., Tizitel Investimentos S.A. and Telecom Holding S.A.

SHAREHOLDERS' AGREEMENT

  On July 19, 1998, Techold Participacoes S.A. ("Techold"), STET International Netherlands N.V. ("STET") and Timepart Participacoes Ltda. ("Timepart") entered into a Shareholders' Agreement (the "Agreement"), which governs their respective rights and obligations with respect to their shareholdings in the Registrant. The Agreement provides for the formation of a new company, Solpart Participacoes S.A.

("Solpart"), for the purposes of holding the investment in and supervising the activities of the Registrant. Techold, STET and Timepart each own 19%, 19% and 62%, respectively, of the common stock of Solpart and 62%, 38% and 0%, respectively, of the preferred stock of Solpart. The Agreement provides for
(i) rules for the management of Solpart; (ii) a right of first offer, rights of first refusal and tag along rights for STET; (iii) rights of first refusal for Techold with respect to the sale of STET's shares; and (iv) the implementation of an Initial Business Plan of the Registrant.

  The Agreement specifically provides that if Techold and/or Timepart (the "Selling Parties") seek to sell a majority of Solpart's common shares and preferred shares, STET may exercise a right of first offer with respect to all the shares held by the Selling Parties. In addition, STET has rights of first refusal with respect to a third party offer from (i) a telecommunications competitor at a price equal to or below STET's offer price plus 15% thereof ("premium price") or (ii) a nontelecommunications competitor. STET's tag along rights may be exercised if (i) the third party purchase price is greater than the premium price and the third party purchaser is a telecommunications competitor or (ii) in the event that the proposed sale of shares to a telecommunications competitor when added to all other previous transfers of shares by the Selling Parties would equal 10% or more of either the common shares or preferred shares, or both, being transferred.

ITEM 5: NATURE OF TRADING MARKET

  There has never been a trading market for the Common Shares, the Preferred Shares or the ADSs. The common shares and preferred shares of Tele Centro Sul's operating subsidiaries Telepar and Telebrasilia have traded on the Bolsa de Valores de Sao Paulo (the "Sao Paulo Stock Exchange"), the Bolsa de Valores do Rio de Janeiro (the "Rio de Janeiro Stock Exchange") and the seven other Brazilian stock exchanges (together with the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange, the "Brazilian Stock Exchanges") since May 18, 1998. Prior to that date, Telepar and Telebrasilia shares traded on such exchanges as units with shares of the newly formed cellular companies formed upon the spin-off of such Subsidiaries' cellular telephone businesses. Prior to the spin-off of the Subsidiaries' cellular operations, common shares and preferred shares of Telepar and Telebrasilia traded on the Brazilian Stock Exchanges. Management believes that the market prices of shares of Telepar and Telebrasilia and units comprised of separate cellular and fixed-line business shares of the Subsidiaries and the newly formed cellular companies are not indicative of the eventual market price, if any, of the Preferred Shares.

  The table below sets forth the high and low closing prices, in nominal reais, for a thousand shares of Telepar and Telebrasilia on the Sao Paulo Stock Exchange for the periods indicated.

                                                             PRICES PER 1,000
                                                            PREFERRED SHARES OF
                                                                TELEPAR(1)
                                                            -------------------
                                                              HIGH       LOW
                                                            -------------------
                                                            (IN NOMINAL REALS)
May 18, 1998 through May 31, 1998..........................  R$480.00  R$228.00
June 1, 1998 through June 30, 1998......................... R$ 248.00 R$ 175.00
July 1, 1998 through July 31, 1998......................... R$ 272.60 R$ 190.00
August 1, 1998 through September 16, 1998..................  R$279.00  R$ 75.00

--------
(1) Share prices are for Telepar, a subsidiary of the Registrant, and not for the Registrant itself.

                                                             PRICES PER 1,000
                                                            PREFERRED SHARES OF
                                                              TELEBRASILIA(1)
                                                            -------------------
                                                              HIGH       LOW
                                                            -------------------
                                                            (IN NOMINAL REALS)
May 18, 1998 through May 31, 1998.......................... R$ 440.00  R$191.00
June 1, 1998 through June 30, 1998......................... R$ 234.89 R$ 199.00
July 1, 1998 through July 31, 1998......................... R$ 225.00 R$ 190.00
August 1, 1998 through September 16, 1998..................  R$155.00  R$141.00

--------
(1) Share prices are for Telebrasilia, a subsidiary of the Registrant, and not for the Registrant itself.

  The preferred shares of each of the New Holding Companies, including the Preferred Shares, have been traded together with the preferred shares of Telebras as a unit on the Brazilian Stock Exchanges since the Breakup of the Telebras System. Additionally, Telebras ADSs, each representing 1,000 Telebras preferred shares and, since the Breakup, each also representing deemed ownership of 1,000 preferred shares of each of the New Holding Companies, have continued to trade on the NYSE.

  On September 21, 1998, common shares and preferred shares of each New Holding Company, including the Preferred Shares, will commence trading separately on the Brazilian Stock Exchanges. It is expected that during or before October 1998 American Depositary Shares representing preferred shares of each New Holding Company will be issued and commence trading separately on the NYSE. The ADSs, each representing 1,000 Preferred Shares of the Registrant, will be issued to the holders of Telebras ADSs pursuant to a Deposit Agreement (the "Deposit Agreement") among the Registrant, The Bank of New York as Depositary (the "Depositary") and the holders of the ADSs from time to time. See "Description of Securities to be Registered--Description of American Depositary Receipts in respect of Preferred Shares."

  Application to list the Preferred Shares on the Brazilian Stock Exchanges has been granted subject to distribution of the Preferred Shares and trading on the Brazilian Stock Exchanges is expected to commence on September 21, 1998. Application has been made to list the ADSs on the NYSE upon issuance under the symbol TCS. Prices at which the Preferred Shares and the ADSs may trade cannot be predicted. There can be no assurance that an active trading market for the Preferred Shares in Brazil or for the ADSs in the United States or elsewhere will develop or be sustained.

TRADING ON THE BRAZILIAN STOCK EXCHANGES

  Of Brazil's nine stock exchanges, the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange are the most significant. During 1997, the Sao Paulo Stock Exchange accounted for approximately 93% of the trading value of equity securities on all Brazilian stock exchanges, and the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange together accounted for approximately 99% of the trading value of equity securities on all Brazilian stock exchanges.

  Each Brazilian stock exchange is a non-profit entity owned by its member brokerage firms. Trading on each exchange is limited to member brokerage firms and a limited number of authorized non-members. The Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange have two open outcry trading sessions each day, from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:00 p.m. Trading is also conducted during this time on an automated system on the Sao Paulo Stock Exchange and on the National Electronic Trading System ("SENN"), a computerized system that links the Rio de Janeiro Stock Exchange electronically with the seven smaller regional exchanges. Market makers exist on the Sao Paulo Stock Exchange, but are only authorized to make markets in options for stock indices which are traded on that exchange and to engage in transactions on META (Mercado de Empresas Teleassistidas), an electronic trading system operating at the Sao Paulo Stock Exchange and permitting trading in the securities of companies registered for that purpose. These companies must appoint the market makers authorized to deal in their securities. There are no specialists or market makers for the Company's shares on the Sao Paulo Stock Exchange. The Comissao de Valores Mobiliarios (the Brazilian Securities Commission or "CVM") and each of the Brazilian stock exchanges have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances. Trading in securities listed on the Brazilian stock exchanges may be effected off the exchanges in certain circumstances, although such trading is very limited.

  Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of separate clearinghouses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearinghouse for the Sao Paulo Stock Exchange is Calispa S.A., which is owned by the member brokerage firms. The clearinghouse for the Rio de Janeiro Stock Exchange is CLC-Camara de Liquidacao e Custodia S.A., which is 99% owned by that exchange.

  At December 31, 1997, the aggregate market capitalization of the 536 companies listed on the Sao Paulo Stock Exchange was approximately R$285.0 billion. Substantially the same securities are listed on the Sao Paulo Stock Exchange and on the Rio de Janeiro Stock Exchange. Although all the outstanding shares of an exchange-listed company may trade on a Brazilian stock exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons that rarely trade their shares. This is particularly true in the case of mixed-capital companies, such as the Company before the privatization, of which more than half of the voting shares must by law be owned by Brazilian governmental entities. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

  Although the Brazilian equity market was Latin America's largest in terms of market capitalization, it is relatively small and illiquid compared to major world markets. In 1997, the combined daily trading volumes on these two exchanges averaged approximately R$945.4 million. In 1997, the five most actively traded issues represented approximately 72.9% of the total trading in the cash market on the Sao Paulo Stock Exchange and approximately 50.5% of the total trading in the cash market on the Rio de Janeiro Stock Exchange.

  Trading on Brazilian stock exchanges by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation. See "Description of Securities to be Registered."

REGULATION OF BRAZILIAN SECURITIES MARKETS

  The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets generally, and by the Central Bank of Brazil, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by Law No. 6,385 dated December 7, 1976, as amended (the "Brazilian Securities Law"), and the Brazilian Corporation Law.

  Under the Brazilian Corporation Law, a company is either public, a "companhia aberta," such as the Company, or private, a "companhia fechada." All public companies are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded either on the Brazilian stock exchanges or in the Brazilian over-the-counter ("Brazilian OTC") market. The shares of a public company, including the Company, may also be traded privately, subject to certain limitations. To be listed on the Brazilian stock exchanges, a company must apply for registration with the CVM and the stock exchange where the head office of the company is located. Once this stock exchange has admitted a company to listing and the CVM has accepted its registration as a public company, its securities may be traded on all other Brazilian stock exchanges.

  Trading in securities on the Brazilian stock exchanges may be suspended at the request of a company in anticipation of a material announcement. Trading may also be suspended on the initiative of a Brazilian stock exchange or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the relevant stock exchange.

  The Brazilian Securities Law provided for, among other things, disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders. However, the Brazilian securities markets are not as highly regulated and supervised as the United States securities markets or markets in certain other jurisdictions.

ITEM 6: EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

  There are no restrictions on ownership of Preferred Shares or Common Shares of the Registrant by individuals or legal entities domiciled outside Brazil.

  Until the Registrant was privatized, it was subject to provisions of Brazilian corporate law applicable to mixed-capital companies under Brazilian law. These provisions ceased to apply after the Registrant was privatized. As a mixed-capital company, the Registrant was not subject to bankruptcy and the Federal Government was contingently liable for the obligations of the Registrant for so long as its assets were encumbered and attached. However, substantial limitations applied to the attachment or sale of assets of the operating subsidiaries of the Registrant that were used to provide telecommunications services pursuant to the Company's concession. Similarly, the sale of shares representing voting control of operating subsidiaries providing public telecommunications services was subject to government authorization. The sale of preferred shares of operating subsidiaries, or of assets not used to provide telecommunications services, was not subject to these restrictions.

  The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments have been registered with the Central Bank of Brazil. Such restrictions on the remittance of foreign capital abroad may hinder or prevent Banco Itau S.A. (the "Custodian"), as custodian for the Preferred Shares represented by ADSs, or holders who have exchanged ADRs for Preferred Shares from converting dividends, distributions or the proceeds from any sale of such Preferred Shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of the Preferred Shares underlying the ADSs.

  Under Annex IV to Resolution No. 1,289 of the National Monetary Council, as amended (the "Annex IV Regulations"), qualified foreign investors (which principally include foreign financial institutions, insurance companies, pension and investment funds, charitable foreign institutions and other institutions that (i) seek to invest in financial markets and (ii) meet certain minimum capital and other requirements) registered with the CVM and acting through authorized custody accounts managed by local agents may buy and sell shares on Brazilian stock exchanges without obtaining separate Certificates of Registration for each transaction. Investors under the Annex IV Regulations are also entitled to favorable tax treatment. See "Taxation-- Brazilian Tax Considerations." Resolution No. 1,927 of the National Monetary Council, which is the restated and amended Annex V to Resolution No. 1,289 of the National Monetary Council (the "Annex V Regulations"), provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. The ADS program will be approved under the Annex V Regulations by the Central Bank of Brazil and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADSs will be entitled to favorable tax treatment. See "Taxation-- Brazilian Tax Considerations."

  A Certificate of Registration will be issued in the name of the Depositary with respect to the ADSs prior to the issuance of the ADSs and will be maintained by the Custodian on behalf of the Depositary. Pursuant to the Certificate of Registration, the Custodian and the Depositary are able to convert dividends and other distributions with respect to the Preferred Shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for Preferred Shares, such holder will be entitled to continue to rely on the Depositary's Certificate of Registration for five business days after such exchange, following which such holder must seek to obtain its own Certificate of Registration with the Central Bank of Brazil. Thereafter, any holder of Preferred Shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such Preferred Shares, unless such holder (i) qualifies under the Annex IV Regulations or (ii) obtains its own Certificate of Registration, and in the case of (ii), it will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See "Taxation--Brazilian Tax Considerations."

  Under current Brazilian legislation, the Federal Government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil's balance of payments. For approximately six months in 1989 and early 1990, the Federal Government froze all dividend and capital repatriations held by the Central Bank of Brazil that were owed to foreign equity investors, in order to conserve Brazil's foreign currency reserves. These amounts were subsequently released in accordance with Federal Government directives. The imbalance in Brazil's balance of payments increased during 1997, and there can be no assurance that the Federal Government will not impose similar restrictions on foreign repatriations in the future.

ITEM 7: TAXATION

  The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Preferred Shares or ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as in effect on the date hereof, which are subject to change. This summary is also based upon the representations of the Depositary and on the assumption that each obligation in the Deposit Agreement relating to the ADRs and any related documents will be performed in accordance with its terms. PROSPECTIVE PURCHASERS OF PREFERRED SHARES OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF PREFERRED SHARES OR ADSs.

  Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of Preferred Shares or ADSs. Prospective holders of Preferred Shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs in their particular circumstances.

BRAZILIAN TAX CONSIDERATIONS

  The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation and, in the case of a holder of Preferred Shares, that has registered its investment in Preferred Shares with the Central Bank of Brazil as a U.S. dollar investment (in each case, a "non-Brazilian holder"). It is based on Brazilian law as currently in effect. Any change in such law may change the consequences described below. The following discussion summarizes the principal tax consequences applicable under current Brazilian law to non-Brazilian holders of Preferred Shares or ADSs; it does not specifically address all of the Brazilian tax considerations applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult his or her own tax advisor concerning the Brazilian tax consequences of an investment in Preferred Shares or ADSs.

 TAXATION OF DIVIDENDS

  Dividends, including dividends paid in kind, paid by the Company (i) to the Depositary in respect of the Preferred Shares underlying the ADSs or (ii) to a non-Brazilian holder in respect of Preferred Shares will generally not be subject to Brazilian withholding tax in the case of distributions of profits earned as from January 1, 1996. Stock dividends relating to profits generated prior to December 31, 1995 are not subject to withholding tax in Brazil unless the stock is redeemed by the Company within five years from such distribution or the non-Brazilian holder sells the stock in Brazil within such five-year period.

  Brazil has entered into tax treaties with several countries. However, there is currently no tax treaty between the United States and Brazil. The only Brazilian tax treaty now in effect that, if certain conditions are met, would reduce the rate of the withholding tax on dividends in respect of profits generated prior to December 31, 1995 below the generally applicable 15% rate is the treaty with Japan, which would reduce such rate to 12.5% under the circumstances stated in such treaty.

 TAXATION OF GAINS

  Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs to another non-Brazilian holder are not subject to Brazilian tax.

  The withdrawal of Preferred Shares in exchange for ADSs is not subject to Brazilian tax. The deposit of Preferred Shares in exchange for ADSs is not subject to Brazilian tax provided that the Preferred Shares are registered under the Annex IV Regulations. In the event the Preferred Shares are not so registered, the deposit of Preferred Shares in exchange for ADSs may be subject to Brazilian capital gains tax at the rate of 10% or 15% as described below. On receipt of the underlying Preferred Shares, a non-Brazilian holder who qualifies under the Annex IV Regulations will be entitled to register the U.S. dollar value of such shares with the Central Bank of Brazil as described below under "--Registered Capital."

  Non-Brazilian holders are not subject to tax in Brazil on gains realized on sales of Preferred Shares that occur abroad or on the proceeds of a redemption of, or a liquidating distribution with respect to, Preferred Shares. As a general rule, non-Brazilian holders are subject to a withholding tax imposed at a rate of 15% on gains realized on sales or exchanges of Preferred Shares that occur in Brazil to or with a resident of Brazil outside of a Brazilian stock exchange. Non-Brazilian holders are generally subject to a withholding tax at a rate of 10% on gains realized on sales or exchanges in Brazil of Preferred Shares that occur on a Brazilian stock exchange but will not be subject to tax if either such a sale is made within five business days of the withdrawal of such Preferred Shares in exchange for ADSs and the proceeds thereof are remitted abroad within such five-day period, or such a sale is made under the Annex IV Regulations by certain qualified institutional non-Brazilian holders that register with the CVM. Gains realized by an investor under the Annex IV Regulations are not subject to tax, provided certain conditions are met. The "gain realized" is the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost, measured in Brazilian currency without any correction for inflation, of the shares sold. The "gain realized" as a result of a transaction with respect to shares registered as an investment with the Central Bank of Brazil (and not subject to the Annex IV Regulations) will be calculated based on the foreign currency amount registered with the Central Bank of Brazil. There can be no assurance that the current preferential treatment for holders of ADSs and non-Brazilian holders of Preferred Shares under the Annex IV Regulations will not be changed. Reductions in the tax rate provided for by Brazil's tax treaties do not apply to tax on gains realized on sales or exchanges of Preferred Shares.

  Any exercise of preemptive rights relating to the Preferred Shares or ADSs will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to the Preferred Shares by the Depositary will not be subject to Brazilian taxation.

 DISTRIBUTIONS OF INTEREST ON NET WORTH

  In accordance with Law No. 9,249, dated December 26, 1995, Brazilian corporations may make payments to shareholders characterized as distributions of interest on the Company's net worth. Such interest is limited to the Federal Government's long-term interest rate (the "TJLP") as determined by the Central Bank of Brazil from time to time (10.63% per annum for the three-month period starting June 1, 1998), and cannot exceed the greater of (i) 50% of net income (before taking such distribution and any deductions for income taxes into account) for the period in respect of which the payment is made or (ii) 50% of retained earnings.

  Distributions of interest on net worth in respect of the Preferred Shares paid to shareholders who are either Brazilian residents or non-Brazilian residents, including holders of ADSs, are subject to Brazilian withholding tax at the rate of 15% (except for interest due to the Federal Government, which is exempt from tax withholding) and shall be deductible by the Registrant for purposes of the Corporate Income Tax ("IRPJ") and Social

Contribution on Profit ("CSLL") (both of which are levied on the Company's profits) as long as the payment of a distribution of interest is approved in the Registrant's annual shareholders' meeting. The amount of distributions of interest on net worth will be determined by the Board of Directors of the Registrant. No assurance can be given that the Board of Directors of the Registrant will not determine that future distributions of profits will be made by means of interest on net worth instead of by means of dividends.

  Under Brazilian law and regulations, the amount paid to shareholders as interest on net worth (net of any withholding tax) may be treated as payment in lieu of the Mandatory Dividend and Preferred Dividend (as defined under "Description of Securities to be Registered--Capital Stock--Dividends"). In addition, any Brazilian corporation distributing interest on net worth is obligated to distribute to shareholders an amount sufficient to ensure that the net amount received (after payment of withholding taxes) is at least equal to the Mandatory Dividend.

  Distributions of interest on net worth in respect of the Preferred Shares, including to holders of ADSs, may be converted into U.S. dollars and remitted outside of Brazil to U.S. holders, subject to relevant exchange restrictions. See "Description of Securities to be Registered--Capital Stock--Payment of Dividends" and "--Description of American Depositary Receipts in respect of Preferred Shares--Dividends, Other Distributions and Rights."

 OTHER BRAZILIAN TAXES

  There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of Preferred Shares or ADSs by a non-Brazilian holder except for gift and inheritance taxes levied by some States in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the revelant State to individuals or entities that are resident or domiciled within such State in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of Preferred Shares or ADSs.

  Pursuant to Decree 2,219 dated May 2, 1997,a financial transaction tax (the "IOF") may be imposed on the conversion into Brazilian currency of the proceeds of a foreign investment in Brazil (including investments in Preferred Shares and ADSs and investments made under the Annex IV Regulations) and may also be imposed upon the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest). The IOF tax rate is currently 0%. Although the Minister of Finance has the legal power to increase the rate to a maximum of 25%, any such increase will be applicable only to transactions occurring after such increase becomes effective.

  On January 24, 1997, a temporary tax was enacted. The Contribuicao Provisoria sobre Movimentacao Financeira ("CPMF Tax"), which was created by Constitutional Amendment No. 12 of August 16, 1996 and regulated by Law No. 9,311 of October 24, 1996, is levied on debits on bank accounts and certain other payments made by a bank at a rate of 0.2%, which may be raised at any time to 0.25%. The CPMF Tax was initially scheduled to be collected until February 22, 1998; the CPMF Tax was subsequently extended until January 27, 1999 by Law No. 9,539 of December 12, 1997.

 REGISTERED CAPITAL

  The amount of an investment in Preferred Shares held by a non-Brazilian holder who qualifies under the Annex IV Regulations and obtains registration with the CVM, or by the Depositary representing such holder, is eligible for registration with the Central Bank of Brazil; such registration (the amount so registered is referred to as "Registered Capital") allows the remittance outside Brazil of foreign currency, converted at the Commercial Market Rate, acquired with the proceeds of distributions on, and amounts realized with respect to disposition of, such Preferred Shares. The Registered Capital for each Preferred Share purchased in the form of an ADS, or purchased in Brazil, and deposited with the Depositary in exchange for an ADS, will be equal to its purchase price (in U.S. dollars) to the purchaser. The Registered Capital for a Preferred Share that is withdrawn upon surrender of an ADS will be the U.S. dollar equivalent of (i) the average price of the Preferred Share on the Brazilian stock exchange on which the greatest number of Preferred Shares was sold on the day of withdrawal, or (ii) if no Preferred Shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of Preferred Shares were sold in the fifteen trading sessions immediately preceding such withdrawal. The U.S. dollar value of the Preferred Shares is determined on the basis of the average Commercial Market Rates quoted by the Central Bank of Brazil on such date (or, if the average price of Preferred Shares is determined under clause (ii) of the preceding sentence, the average of such average quoted rates on the same fifteen dates used to determine the average price of the Preferred Shares).

  A non-Brazilian holder of Preferred Shares may experience delays in effecting such registration, which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

  The statements regarding U.S. tax law set forth below are based on U.S. law as in force on the date of this Registration Statement, and changes to such law subsequent to the date of this Registration Statement may affect the tax consequences described herein. This summary describes the principal tax consequences of the ownership and disposition of Preferred Shares or ADSs, but it does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of Preferred Shares or ADSs. This summary applies only to purchasers of Preferred Shares or ADSs who will hold the Preferred Shares or ADSs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10% or more of the shares of the Registrant, tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Preferred Shares or ADSs on a mark-to-market basis, and persons holding Preferred Shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

  Each holder should consult such holder's own tax advisor concerning the overall tax consequences to it, including the consequences under foreign, state and local laws, of an investment in Preferred Shares or ADSs.

  In this discussion, references to "ADSs" also refer to Preferred Shares, references to a "U.S. holder" are to a holder of an ADS (i) that is a citizen or resident of the United States of America, (ii) that is a corporation organized under the laws of the United States of America or any state thereof, or (iii) that is otherwise subject to U.S. federal income taxation on a net basis with respect to the ADS.

  For purposes of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), holders of ADRs will be treated as owners of the ADSs represented by such ADRs.

 TAXATION OF DIVIDENDS

  A U.S. holder will recognize ordinary dividend income for U.S. federal income tax purposes in an amount equal to the amount of any cash and the value of any property distributed by the Registrant as a dividend to the extent that such distribution is paid out of the Registrant's current or accumulated earnings and profits ("e&p"), as determined for U.S. federal income tax purposes, when such distribution is received by the Custodian or by the U.S. holder, in the case of a holder of Preferred Shares. To the extent that such a distribution exceeds the Registrant's e&p, it will be treated as a non-taxable return of capital, to the extent of the U.S. holder's tax basis in the ADS (or Preferred Shares, as the case may be), and thereafter as capital gain. The amount of any distribution will include the amount of Brazilian tax withheld on the amount distributed and the amount of a distribution paid in reais will be measured by reference to the exchange rate for converting reais into U.S. dollars in effect on the date the distribution is received by the Custodian or by a U.S. holder, in the case of a holder of Preferred Shares. If the Custodian or U.S. holder, in the case of a holder of Preferred Shares, does not convert such reais into U.S. dollars on the date it receives them, it is possible that the U.S. holder will recognize foreign currency loss or gain, which would be ordinary loss or gain when the reais are converted into U.S. dollars.

Dividends paid by the Registrant will not be eligible for the dividends received deduction allowed to corporations under the Code.

  Distributions out of e&p with respect to the ADSs generally will be treated as dividend income from sources outside of the United States and generally will be treated separately along with other items of "passive" (or, in the case of certain U.S. holders, "financial services") income for purposes of determining the credit for foreign income taxes allowed under the Code. Subject to certain limitations, the Brazilian withholding tax paid in connection with any distribution with respect to the ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes, or such Brazilian withholding tax may be taken as a deduction. Under new rules enacted by Congress in 1997 and other guidance recently released by the U.S. Treasury, foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder's expected economic profit, after non-U.S. taxes, is insubstantial. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

  Distributions of additional shares to holders with respect to their ADSs that are made as part of a pro rata distribution to all shareholders of the Registrant generally will not be subject to U.S. federal income tax.

  A holder of an ADS that is a foreign corporation or non-resident alien individual (a "non-U.S. holder") generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to ADSs that are treated as dividend income for U.S. federal income tax purposes, and generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to ADSs that are treated as capital gain for U.S. federal income tax purposes unless such holder would be subject to U.S. federal income tax on gain realized on the sale or other disposition of ADSs, as discussed below.

 TAXATION OF CAPITAL GAINS

  Upon the sale or other disposition of an ADS, a U.S. holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized in consideration for the disposition of the ADS (excluding the amount of any distribution paid to the Custodian but not distributed by the Custodian prior to the disposition) and the U.S. holder's tax basis in the ADS. Such gain or loss generally will be subject to U.S. federal income tax and will be treated as capital gain or loss. Under recently enacted legislation, long-term capital gains recognized by an individual holder generally are subject to a maximum rate of 20 percent in respect of property held for more than one year, effective for amounts properly taken into account on or after January 1, 1998. The deductibility of capital losses is subject to certain limitations. Gain realized by a U.S. holder on a sale or disposition of ADSs generally will be treated as U.S. source income. Consequently, in the case of a disposition of Preferred Shares in Brazil (which, unlike a disposition of ADSs, would be taxable in Brazil), the U.S. holder might not be able to use the foreign tax credit for Brazilian tax imposed on gain.

  A non-U.S. holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of an ADS unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States, or (ii) such holder is an individual who is present in the United States of America for 183 days or more in the taxable year of the sale and certain other conditions are met.

 U.S. BACKUP WITHHOLDING AND INFORMATION REPORTING

  The information reporting requirements of the Code generally will apply to distributions to a U.S. holder. Distributions to non-U.S. holders generally will be exempt from information reporting and backup withholding under current law but a non-U.S. holder may be required to establish its non-U.S. status in order to claim such exemption.

ITEM 8: SELECTED FINANCIAL DATA

GENERAL

  The following table presents selected consolidated financial information for the Company as of and for the periods indicated. The information as of December 31, 1996 and 1997 and for the three-year period ended December 31, 1997 is derived from and should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements and the Notes thereto included elsewhere in this Registration Statement. These Consolidated Financial Statements have been audited by KPMG Peat Marwick, independent auditors, and their report on such Consolidated Financial Statements appears elsewhere in this Registration Statement. The Consolidated Financial Statements are prepared in accordance with Brazilian GAAP, which differ in certain material respects from generally accepted accounting principles in the United States ("U.S. GAAP"). See Note 29 to the Consolidated Financial Statements for a summary of the differences between Brazilian GAAP and U.S. GAAP as of and for the years ended December 31, 1996 and 1997. All other selected consolidated financial information has been derived from the Company's accounting records.

  The Consolidated Financial Statements present the financial condition and results of operations of the Registrant and its Subsidiaries. The portion of the consolidated equity and net income of the Subsidiaries attributable to shareholders of the Subsidiaries other than Telebras at December 31, 1996 and 1997, and for each of the years in the three-year period ended December 31, 1997 is reflected as "minority interests" in the Consolidated Financial Statements. At December 31, 1997, such minority shareholders directly and indirectly owned the percentages of share capital in the Subsidiaries shown in "Presentation of Financial Information."

  The Consolidated Financial Statements present the fixed-line telecommunications business of the Registrant and its Subsidiaries, as continuing operations and the cellular telephone business as discontinued operations for all periods. The assets and liabilities of the cellular telephone business are presented as net assets of discontinued operations.

  The separation of the fixed and cellular telecommunications businesses has been accounted as a reorganization of entities under common control in a manner similar to a pooling of interests. The assets and liabilities of the cellular telephone business were transferred from the Subsidiaries at their indexed historical cost. The Consolidated Financial Statements are not necessarily indicative of the financial position and results of operations that would have occurred for the three-year period ended December 31, 1997 had the fixed-line telecommunications businesses of the Subsidiaries been separate legal entities during such period. See "Description of Business--Background," "--The Company" and Notes 1, 2 and 28 to the Consolidated Financial Statements.

  Prior to December 31, 1997 cash and certain non-specific debt of the cellular telecommunications business could not be segregated from the Subsidiaries. Accordingly, these amounts are included in the financial statements for periods ended before January 1, 1998. As a result, certain interest income and expense relating to the cellular telecommunications business could not be identified and, consequently, income from discontinued operations is presented before unallocated interest income (expense) and income tax expense. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations for the years ended December 31, 1995, 1996 and 1997--Allocated and unallocated interest expense and unallocated interest income."

  Certain of the constant real-denominated information herein has been translated into U.S. dollars using the December 31, 1997 Commercial Market Rate published by the Central Bank of Brazil of R$1.1164 to US$1.00. These translations are presented solely for the convenience of the reader and should not be construed as implying that local currency amounts represent, or could have been, or could be, converted into U.S. dollars at such rates or any rate.

  The Consolidated Financial Statements and, unless otherwise specified, all financial information included in this Registration Statement, have been restated to recognize certain effects of inflation and expressed in constant reais of December 31, 1997 purchasing power. Such restatement has been effected in accordance with Brazilian GAAP using the integral restatement method (correcao integral) required by the CVM to be used for financial statements of public corporations through December 31, 1995. Inflationary gains or losses on monetary assets and liabilities have been allocated to their corresponding income or expense caption in the income statement. Inflationary gains or losses without a corresponding income or expense caption have been allocated to other net operating income. See Note 2a to the Consolidated Financial Statements.

  Until December 31, 1995, the relevant inflation index selected by the CVM and the one used for the constant currency method under Brazilian GAAP was the UFIR. Effective January 1, 1996, the CVM no longer requires Brazilian companies to restate their financial statements for reporting purposes is constant currency by indexing historical amounts using the UFIR. Restatement in constant currency is now optional and any general price index may be used. The Brazilian Institute of Accountants has recommended that the IGP-M be used for this purpose. The Company's management believes that the IGP-M is the most appropriate measure of the general price inflation in Brazil and has elected the IGP-M for purposes of preparing its consolidated financial statements in accordance with the constant currency method as of January 1, 1996.

  In July 1997, the three-year cumulative inflation rate for Brazil fell below 100%; however, for accounting purposes, the constant currency method has continued to be applied. The Brazilian Institute of Accountants has not yet published definitive rules regarding when the constant currency method of accounting may no longer be used to prepare financial statements. If the Brazilian Institute of Accountants determines that the constant currency method may no longer be used to prepare financial statements beginning January 1, 1998, the restated balances of nonmonetary assets and liabilities of the Company as of December 31, 1997 will become the new basis for accounting, and income statement items will no longer be restated for inflation.

                        SELECTED FINANCIAL INFORMATION

                                                YEAR ENDED DECEMBER 31,
                          -------------------------------------------------------------------------
                            1993       1994       1995        1996        1997           1997
                          ---------  ---------  ---------  ----------  ----------  ----------------
                                                                                    (IN THOUSANDS
                                       (IN THOUSANDS OF CONSTANT                   OF U.S. DOLLARS,
                                      REAIS OF DECEMBER 31, 1997,                     EXCEPT PER
                                        EXCEPT PER SHARE DATA)                      SHARE DATA)(1)
INCOME STATEMENT DATA:
Brazilian GAAP
Net operating revenue
 from telecommunication
 services...............  1,506,681  1,638,540  1,593,701   2,079,975   2,355,612      2,110,007
Cost of services........   (838,514)  (954,183)  (997,632) (1,111,096) (1,238,991)    (1,109,809)
                          ---------  ---------  ---------  ----------  ----------     ----------
Gross profit............    668,167    684,357    596,069     968,879   1,116,621      1,000,198
Operating expenses......    352,551    419,037    377,865     394,711     462,005        413,835
                          ---------  ---------  ---------  ----------  ----------     ----------
Operating income from
 continuing operations
 before interest
 income/expense.........    315,616    265,320    218,204     574,168     654,616        586,363
Allocated interest
 expense(2).............        --         --     (17,697)    (10,125)    (34,864)       (31,229)
                          ---------  ---------  ---------  ----------  ----------     ----------
Operating income from
 continuing operations
 before unallocated
 interest income
 (expense)(2)(3)(4).....    315,616    265,320    200,507     564,043     619,752        555,134
                          ---------  ---------  ---------  ----------  ----------     ----------
Net non-operating income
 (expense)..............     (6,775)    (4,134)    (1,348)    (16,433)    (25,094)       (22,478)
Employees' profit
 share..................    (10,728)    (6,037)    (8,475)    (17,068)    (26,524)       (23,759)
Income from continuing
 operations before
 unallocated interest
 income (expense), taxes
 and minority
 interests..............    298,113    255,149    190,684     530,542     568,134        508,897
Income from discontinued
 cellular operations
 before unallocated
 interest income
 (expense), tax and
 minority
 interests(2)(3)(4).....        --         --     149,135     297,274     341,636        306,016
Unallocated interest
 income(2)(3)(4)........     34,435     31,076     40,418      60,612      61,913         55,458
Unallocated interest
 expense(2)(3)(4).......    (78,618)   (25,930)    (3,678)     (1,488)     (2,870)        (2,571)
                          ---------  ---------  ---------  ----------  ----------     ----------
Income before taxes and
 minority interests.....    253,930    260,295    376,559     886,940     968,813        867,800
Income and social
 contribution taxes.....    263,587    (73,976)  (164,519)   (231,713)   (266,949)      (239,116)
                          ---------  ---------  ---------  ----------  ----------     ----------
Income before minority
 interests..............    517,517    186,319    212,040     655,227     701,864        628,684
Minority interests(5)...    (77,598)   (28,335)   (26,910)    (92,925)   (138,599)      (124,148)
                          ---------  ---------  ---------  ----------  ----------     ----------
Net income..............    439,919    157,984    185,130     562,302     563,265        504,536
                          =========  =========  =========  ==========  ==========     ==========
U.S. GAAP:
Income from continuing operations before unallocated
 interest income (expense),
 income taxes and minority interests .................        609,848     657,449        588,901
Income from discontinued cellular operations before
 unallocated interest income (expense),
 income taxes and minority interests..................        311,076     362,585        324,781
Net income............................................        622,570     673,743        603,496
NET INCOME PER THOUSAND SHARES:
Common shares-Basic(6)................................           1.94        2.10           1.88
Common shares-Diluted(6)..............................           1.71        1.98           1.77
Preferred shares-Basic(6).............................           1.94        2.10           1.88
Preferred shares-Diluted(6)...........................           1.71        1.98           1.77
BALANCE SHEET DATA:
Brazilian GAAP
Property, plant and
 equipment, net.........  4,674,742  5,027,354  5,401,864   5,963,131   6,444,519      5,772,590
Total assets............  5,526,729  5,924,108  6,399,994   7,530,147   8,480,956      7,596,700
Loans and financing--
 current portion........    152,470    109,218     63,383     104,191     110,414         98,902
Loans and financing--
 noncurrent portion.....    214,496    149,868    125,996     142,354     183,994        164,810
Shareholders' equity....  4,211,484  3,916,200  4,348,528   4,968,654   5,410,826      4,846,673
U.S. GAAP
Property, plant and equipment, net....................      5,620,157   6,050,932      5,420,039
Total assets..........................................      7,373,460   8,295,309      7,430,409
Loans and financing--current portion..................         91,002     168,659        151,074
Loans and financing--noncurrent portion...............        142,354     110,051         98,577
Shareholders' equity..................................      5,035,215   5,328,212      4,772,673
                                                                                     MAY 22, 1998
                                                                                   ----------------
                                                                                   (IN THOUSANDS OF
                                                                                   CONSTANT REAIS)
NEW HOLDING COMPANY--BRAZILIAN GAAP SHAREHOLDERS' EQUITY (7)
Share capital...............................................................           1,936,659
Income reserves.............................................................           1,791,424
Retained earnings...........................................................           1,394,352
                                                                                      ----------
 Total shareholders' equity.................................................           5,122,435
                                                                                      ==========

--------
(1) The translation of Brazilian real amounts into U.S. dollar amounts is unaudited and included solely for the convenience of readers outside of Brazil and has been performed using the closing selling exchange rate published by the Central Bank of Brazil of R$1.1164 to US$1.00 as of December 31, 1997. This translation should not be construed as a representation that Brazilian real amounts could be converted to U.S. dollars at this or any other rate.
(2) Allocated interest expense represents interest income attributable to continuing operations. As discussed in Note 3, as the Company is unable to present cellular operations as discontinued operations for 1993 and 1994, total interest income and expense has been presented as unallocated.

(3) The Company is unable to present cellular operations as discontinued operations for 1993 and 1994. Accordingly, cellular operations results for 1993 and 1994 are included in "Operating income from continuing operations."
(4) Unallocated interest income and expense represents interest income and expense that could not be allocated between continuing and discontinued operations.
(5) Minority interests represent the portion of net income attributable to shareholders other than Telebras.
(6) Reflects net income per thousand shares of the Registrant. The Registrant was not formed until subsequent to December 31, 1997. Accordingly, the equity structure utilized for the earnings per share computations is that of the Registrant as of May 22, 1998 (the date of its formation). At the date of formation, the Registrant had 124,351,903 thousand Common Shares (net of 17,128 thousand common shares in treasury) and 196,311,647 thousand Preferred Shares outstanding (exclusive of 13,718,350 thousand preferred shares resulting from the settlement in April 1998, with Telebras). See Note 29(e) to the Consolidated Financial Statements.
  In February 1997, the Financial Accounting Standards Board issued SFAS No. 128 "Earnings Per Share." This new statement became effective for financial statements for periods ending after December 15, 1997, and provides computation, presentation and disclosure requirements for earnings per share.
  Since the preferred and common stockholders have different dividend, voting and liquidation rights, Basic and Diluted earnings per share have been calculated using the "two-class" method. The "two-class" method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company's by-laws and participation rights in undistributed earnings. Basic earnings per share is computed by dividing income available to common and preferred shareholders by the weighted-average number of common and preferred shares outstanding, respectively, during the period. The weighted-average number of Common and Preferred Shares used in computing basic earnings per share for 1997 was 124,351,903 thousand and 196,311,647 thousand, respectively.
  As explained in Note 23 to the Consolidated Financial Statements, the Company has received expansion plan contributions from companies and individuals wishing to be connected to the national telephone network and has also sponsored Community Expansion Plan agreements. These activities are dilutive in nature to the Shareholders of the Registrant, whether the shares to be issued are those of the Subsidiaries (which will impact the minority interest recognized) or of the Registrant itself. If subsidiary shares had been issued historically, the reduction to net income and the increase in net earnings allocated to minority shareholders for 1996 and 1997 would have been approximately R$58,463 thousand and R$39,286 thousand, respectively. Earnings per share has been presented for net income only since interest income, certain interest expense and social contribution taxes have not been allocated between income from continuing operations and income from discontinued operations.
(7) On May 22, 1998 the shareholders of Telebras approved Telebras' division into the New Holding Companies, whereby existing shareholders received shares in the New Holding Companies in proportion to their holdings in Telebras. In addition to approving the allocation of assets and liabilities to the New Holding Companies at the May 22, 1998 meeting, the shareholders also approved a specific structure for the shareholders' equity of each New Holding Company which included an allocation of a portion of the retained earnings of Telebras. Consequently, the amounts of the balances of capital, reserves and retained earnings were established.
  For US GAAP purposes, the "retained earnings" allocated from Telebras would be referred to as Distributable Capital as this amount represents capital allocated from Telebras. See Note 28 to the Consolidated Financial Statements.

ITEM 9: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion of the financial condition and results of operations of the Company for the years ended December 31, 1995, 1996 and 1997 should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this Registration Statement. The Consolidated Financial Statements have been prepared in accordance with Brazilian GAAP, which differs in certain significant respects from U.S. GAAP. Note 29 to the Consolidated Financial Statements provides a description of the principal differences between U.S. GAAP and Brazilian GAAP as they relate to the Company, and a reconciliation to U.S. GAAP of net income for the two years ended December 31, 1996 and 1997 and total shareholders' equity as of December 31, 1996 and 1997.

FORMATION OF THE REGISTRANT AND PRESENTATION OF FINANCIAL INFORMATION

  On May 22, 1998, in preparation for the privatization of the Telebras System, the Telebras System was restructured to form, in addition to Telebras, the twelve New Holding Companies. The restructuring of the Telebras System was accomplished by means of a procedure under Brazilian law called cisao or "split-up". Virtually all the assets and liabilities of Telebras were allocated to the New Holding Companies which, together with their respective subsidiaries, comprise (a) three regional fixed-line operators, (b) eight regional cellular operators and (c) one domestic and international long-distance operator. The Registrant is one of the New Holding Companies that was formed on May 22, 1998 as part of the Breakup of Telebras. In the Breakup, certain assets and liabilities of Telebras, including all of the share capital in the Subsidiaries held in Telebras were transferred to the Registrant.

  At the May 22, 1998 Telebras shareholders' meeting, the shareholders also approved a specific structure for the shareholders' equity of each New Holding Company, which included an allocation of a portion of the retained earnings of Telebras. In this manner, the balances of capital, reserves and retained earnings, together with the corresponding assets and liabilities, for the formation of Tele Centro Sul Participacoes S.A. were established. Telebras retained within its own shareholders' equity sufficient retained earnings from which to pay certain dividends and other amounts. Telebras allocated to each New Holding Company the balance of its retained earnings in proportion to the total net assets allocated to each such Company. This value of allocated retained earnings does not represent the historical retained earnings of the New Holding Companies and resulted in an increase of R$204,689,000 in relation to the Company's historical retained earnings. See Note 28 to the Consolidated Financial Statements. Allocated retained earnings and future retained earnings will be the basis from which future dividends will be payable.

  The Consolidated Financial Statements present the financial condition and results of operations of the Registrant and its Subsidiaries. The portion of the equity and net income of the Subsidiaries attributable to shareholders of the Subsidiaries other than Telebras at December 31, 1996 and 1997, and for each of the years in the three-year period ended December 31, 1997 is reflected as "minority interests" in the Consolidated Financial Statements. At December 31, 1997, such minority shareholders directly and indirectly owned percentages of the share capital of the Registrant and its Subsidiaries shown in "Presentation of Information."

  The Consolidated Financial Statements present the fixed-line telecommunications business of the Subsidiaries, as continuing operations and the cellular telephone business as discontinued operations for all periods. The assets and liabilities of the cellular telephone business are presented as net assets of discontinued operations.

  The separation of the fixed and cellular telecommunications businesses has been accounted as a reorganization of entities under common control in a manner similar to a pooling of interests. The assets and liabilities of the cellular telephone business were transferred from the Subsidiaries at their indexed historical cost. The Consolidated Financial Statements are not necessarily indicative of the financial position and results of operations that would have occurred for the three-year period ended December 31, 1997 had the fixed-line telecommunications businesses of the Subsidiaries been separate legal entities during such periods. See "Description of Business--Background," "--The Company" and Notes 1, 2 and 28 to the Consolidated Financial Statements.

  Prior to December 31, 1997 cash and certain nonspecific debt of the cellular telecommunications business could not be segregated from the Subsidiaries. Accordingly, these amounts are included in the financial statements for periods ended before January 1, 1998. As a result, certain interest income and expense relating to the cellular telecommunications business could not be identified and, consequently, income from discontinued operations is presented before unallocated interest income (expense) and income tax expense.

  In connection with the formation of the Registrant, certain assets of Telebras in addition to its interests in the subsidiaries were spun off to the Registrant. The principal such assets were loans receivable and advances for capital increase received from the operating subsidiaries, cash and other current assets. See Note 28 to the Consolidated Financial Statements, which includes a balance sheet of the Registrant reflecting all the assets and liabilities of the Registrant as of February 28, 1998. A substantial amount of such assets (principally investment in subsidiaries) is eliminated upon consolidation.

EFFECTS OF INFLATION

  In accordance with Brazilian GAAP, the Financial Statements recognize certain effects of inflation and restate data from prior periods in constant reais of December 31, 1997 purchasing power. Such restatement has been effected using the integral restatement method (correcao integral), which was required by the CVM to be used for Financial Statements of public corporations through December 31, 1995. In periods of inflation, monetary assets generate inflationary loss and monetary liabilities generate inflationary gain, due to the decline in purchasing power of the currency. In the Consolidated Financial Statements, inflationary gains or losses on monetary assets and liabilities have been allocated to their corresponding income or expense captions in the income statement. Inflationary gains or losses without a corresponding income or expense caption have been allocated to other net operating income. See Note 2a to the Consolidated Financial Statements.

  Until December 31, 1995, the relevant inflation index selected by the CVM and the one used for the constant currency method under Brazilian GAAP was the UFIR. Effective January 1, 1996, the CVM no longer requires Brazilian companies to restate their financial statements for reporting purposes in constant currency by indexing historical amounts using the UFIR. Restatement in constant currency is now optional and any general price index may be used. The Brazilian Institute of Accountants has recommended that the IGP-M be used for this purpose. The Company's management believes that the IGP-M is the most appropriate measure of the general price inflation in Brazil and has elected the IGP-M for purposes of preparing its consolidated financial statements in accordance with the constant currency method as of January 1, 1996.

  In July 1997, the three-year cumulative inflation rate for Brazil fell below 100%; however, for accounting purposes, the constant currency method has continued to be applied. The Brazilian Institute of Accountants has not yet published definitive rules regarding when the constant currency method of accounting may no longer be used to prepare Consolidated Financial Statements. If the Brazilian Institute of Accountants determines that the constant currency method may no longer be used to prepare Consolidated Financial Statements beginning January 1, 1998, the restated balances of nonmonetary assets and liabilities of the Company as of December 31, 1997 will become the new basis for accounting, and income statement items will no longer be restated for inflation. See "Selected Financial Data."

  Because financial information for the Company is presented in constant currency, reported revenues reflect average real rates (i.e., nominal rates as restated in constant currency in accordance with variations in the applicable index) rather than nominal rates. Inflation results in decreases in real rates to the extent that nominal rate increases fail to keep pace with the rate of inflation. See "Description of Business--Rates."

FOREIGN EXCHANGE AND INTEREST RATE EXPOSURE

  The Company's financial condition and results of operations may be affected by changes in foreign currency exchange rates (primarily the U.S. dollar/real rate) and market rates of interest (primarily the London Interbank Offered Rate (LIBOR) and medium-and long-term U.S. interest rates).

  The principal foreign exchange risk faced by the Company arises from the excess of interest-bearing foreign currency liabilities over foreign currency income generating assets. At December 31, 1997, the Company had R$45.9 million of financial liabilities (primarily long-term bank debt) denominated in foreign currencies (all in

U.S. dollars). The Company's revenues are earned almost entirely in reais and the Company has no material dollar-denominated assets. During the three years ended December 31, 1997, any losses arising from the devaluation of the real against the U.S. dollar were more than offset by net inflationary gains on monetary assets and liabilities. Should the Company cease using the constant currency method of accounting in the future, such inflationary gains would no longer be recognized. The Company does not hedge its foreign currency exposure and, accordingly, any decrease in the value of the real relative to the dollar could have a material adverse effect on the Company's results of operations.

  The Company's financial condition and results of operations may also be affected by changes in market rates of interest (primarily LIBOR). The Company is exposed to interest rate risk as a consequence of its floating rate debt and limited floating rate interest earning assets. At December 31, 1997, 15.6% of the Company's interest bearing liabilities bore interest at floating rates. The Company has not entered into derivative contracts or made other arrangements to hedge against this risk. Accordingly, should market interest rates rise (principally LIBOR), the Company's financing expenses will increase.

YEAR 2000 COMPLIANCE

  Year 2000 compliance is the ability of computer hardware and software to respond to the problems posed by the fact that some computer programs have traditionally used two digits rather than four to define the applicable year. As a consequence, any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than 2000. This could result in a system failure or miscalculations causing disruption of operations, including a temporary inability to process transactions, send invoices or engage in normal business activities.

  At the beginning of 1997, at the requirement of Telebras, the Company began to address the year 2000 issue. The Company has identified the hardware and software that could be affected by the year 2000 issue and is in the process of identifying and addressing potential problems. Specifically, the Company has completed an inventory of the Company's 37 million lines of code, 170,059 computer programs and 172 systems and is in the process of diagnosis.

  The Company's year 2000 program covers its telecommunications network infrastructure as well as its computer hardware and software. In this regard, the Company is compiling an inventory of equipment that could be affected by the year 2000 problem and contacting the suppliers of such equipment regarding the implementation of any necessary solution. In relation to its central switching centers, the Company expects the year 2000 problem will be addressed through new software releases that will be provided by the manufacturers of the switching equipment.

  To address other year 2000 issues, the Company will contract third-party service providers who will work together with Company employees. The Company's information services department will organize the company's efforts, including the hiring of third parties. The Company's systems department will adopt and implement the technical solutions.

  The Company estimates that to achieve year 2000 compliance, the Company will spend approximately R$20 million on its telecommunications hardware and software and information systems, including the hiring of third parties. The estimated year 2000 compliance dates vary between the Subsidiaries, ranging from an expected compliance date of January 1999 for Telepar, Telesc, Telebrasilia and Telems to August 1999 for Teleron. Although the Company expects to be fully year 2000 compliant by August 1999, the Company is still in the process of identifying and evaluating the year 2000 issue and can give no assurance that the business and financial condition of the Company will not be materially affected. As of August 30, 1998, the Company had not determined its most probable worst case scenarios in relation to the year 2000 problem and had not formulated contingency plans in respect of such scenarios.

  The Company may also be affected by year 2000 issues to the extent that other entities not affiliated with the Company, including government entities and businesses, are unsuccessful in addressing this issue. The Company depends primarily on large multinational suppliers for its telecommunications products and computer services. The majority of the Company's suppliers, however, have advised the Company that they expect to be year 2000 compliant by September 1999.

POLITICAL, ECONOMIC, REGULATORY AND COMPETITIVE CONSIDERATIONS

  The following discussion should be read in conjunction with the "Description of Business" section included elsewhere in this Registration Statement. As set forth in greater detail below, the Company's financial condition and results of operations are significantly affected by Brazilian telecommunications regulation, including regulation of tariffs. See "Description of Business-- Regulation of the Brazilian Telecommunications Industry." The Company's financial condition and results of operations also have been, and are expected to continue to be, affected by the political and economic environment in Brazil. See "'Description of Business-- Brazilian Political Environment" and "--Brazilian Economic Environment." In particular, the Company's financial performance will be affected by (i) national economic growth and its impact on demand for telecommunications services, (ii) the cost and availability of financing and (iii) the exchange rates between Brazilian and foreign currencies. In addition, the Presidential and Congressional elections to be held in October 1998 could have a significant impact on whether the economic stabilization and liberalization policies of the current administration can or will be sustained following the elections.

  In April and May 1997, a tariff rebalancing was implemented pursuant to which certain rates were adjusted and the percentage of revenues retained by the fixed-line companies for domestic and international long-distance calls pursuant to the division of revenues system in place prior to April 1998 was lowered. The principal rate increases occurred with respect to monthly subscription charges and local measured service charges. These increases were partially offset by a decrease in domestic long-distance and international long-distance rates. The monthly subscription charge increased from R$3.73 to R$13.82 and the local measured service charge increased from R$0.05 per pulse to R$0.08 per pulse. Average domestic long-distance and international long-distance rates were reduced by approximately 16.7% and 17%, respectively. If the tariff rebalancing had been effective as of January 1, 1997, the composition of the Company's net operating revenues would have been significantly affected and its total net operating revenues may have been higher. Pro forma information reflecting the April and May 1997 rate changes as if they had been in effect from January 1, 1997 has not been presented because management believes that it is not possible to quantify with any reasonable degree of certainty the influence on the volume of telephone use that would have been caused by such changes in the first quarter of 1997.

  Until April 1, 1998, revenues for fixed-line domestic and international long-distance calls were divided between Embratel and the regional fixed-line companies. Under this system, the Company and each regional fixed-line company billed its customers for all domestic and international long-distance telephone calls and retained a fixed percentage of the revenue, transferring the remainder of the revenue to Embratel. The fixed percentage varied by regional fixed-line company. As of March 31, 1998, the regional fixed-line companies transferred an average of 33% of the total revenue for such calls to Embratel.

  As part of the liberalization of the Brazilian telecommunications sector, this revenue-sharing system was eliminated as of April 1, 1998. Under the new system, Embratel receives 100% of the revenues from domestic and international long-distance calls that it carries but must pay certain per-minute interconnection charges to the Company and the other regional fixed-line companies for connection to and use of their networks. In addition, until June 30, 2001, Embratel must pay a supplemental per-minute charge for such interconnection, the Parcela Adicional Temporaria (the "PAT"). The Company does not expect that implementation of this new system will have a material impact on its net income. However, it is expected that the allocation to Embratel of 100% of the revenues generated by fixed-line domestic and international long-distance calls that it carries will cause certain operating revenues to decrease. This decrease is expected to be offset by increased revenues resulting from the network usage charges and PAT paid to the Company by Embratel.

  Following the privatization of the telecommunications sector and, provided that the obligations of the General Plans on Universal Service and Quality of Service are met, the Company, currently the exclusive provider of local and intra-state intra-regional long-distance service in the region, will be authorized to offer interstate intra-regional long-distance service, which represents a significant expansion of the services the company may offer, and the company will face competition. Embratel and a new operator will be authorized to provide local service beginning December 31, 2003 and December 31, 2002, respectively. Embratel will also be authorized to provide intra-state, inter-regional long-distance service and two new licenses will be granted to up to two new entrants to provide intra-regional long-distance service. Beginning in 2002, the Company may face an unlimited number of competitors in local and intra-regional long-distance, and it may itself seek a license to provide interregional and international long-distance service. The Company anticipates that, as a consequence of the competition, rates may decline. The exact identity of new entrants, the scope of increased competition and any adverse effects on the Company's results and market share will depend on a variety of factors that cannot now be assessed with precision and that are beyond the Company's control. See "Description of Business--Competition."

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1995, 1996, AND 1997

  The following table sets forth, for each of the years in the three-year period ended December 31, 1997, certain components of the Company's net income, the percentage of gross operating revenues represented by each component and the percentage increase (decrease) thereof during the three-year period.

                                       YEAR ENDED DECEMBER 31,                             % CHANGE
                          -------------------------------------------------------  -------------------------
                            1995        %       1996       %       1997       %    1995 V. 1996 1996 V. 1997
                          ---------   -----  ----------  -----  ----------  -----  ------------ ------------
                                          (IN THOUSANDS OF REAIS EXCEPT PERCENTAGES)
GROSS OPERATING
 REVENUES:
Local services:
 Monthly subscription
  revenues..............    111,579     5.3     235,847    8.6     449,683   14.6      111.4        90.7
 Measured service
  charges...............    267,539    12.7     400,128   14.6     532,562   17.3       49.6        33.1
 Public telephones......     39,076     1.9      67,267    2.5     121,948    4.0       72.1        81.3
 Other..................    120,953     5.8     169,654    6.2     170,090    5.5       40.3         0.3
                          ---------   -----  ----------  -----  ----------  -----    -------       -----
   Total................    539,147    25.7     872,896   31.9   1,274,283   41.3       61.9        46.0
                          ---------   -----  ----------  -----  ----------  -----    -------       -----
Non-local services:
 Intra-state and
  interstate............  1,234,635    58.8   1,309,452   47.8   1,091,638   35.4        6.1       (16.6)
 International..........     78,069     3.7      74,354    2.7      65,359    2.1       (4.8)      (12.1)
                          ---------   -----  ----------  -----  ----------  -----    -------       -----
   Total................  1,312,704    62.5   1,383,806   50.6   1,156,997   37.5        5.4       (16.4)
                          ---------   -----  ----------  -----  ----------  -----    -------       -----
 Data transmission......     75,099     3.6      99,739    3.6      89,775    2.9       32.8       (10.0)
 Network services.......    149,173     7.1     344,890   12.6     524,740   17.0      131.2        52.2
 Other..................     24,850     1.2      35,938    1.3      40,459    1.3       44.6        12.6
                          ---------   -----  ----------  -----  ----------  -----    -------       -----
   Total................    249,122    11.9     480,567   17.6     654,974   21.2       92.9        36.3
                          ---------   -----  ----------  -----  ----------  -----    -------       -----
Total gross operating
 revenue................  2,100,973   100.0   2,737,269  100.0   3,086,254  100.0       30.3        12.8
                          ---------   -----  ----------  -----  ----------  -----    -------       -----
 Value added and other
  taxes.................   (503,908)  (24.0)   (650,518) (23.8)   (722,448) (23.4)      29.1        11.0
 Discounts..............     (3,364)   (0.2)     (6,776)  (0.2)     (8,194)  (0.3)     101.4        20.9
                          ---------   -----  ----------  -----  ----------  -----    -------       -----
Net operating revenue...  1,593,701    75.9   2,079,975   76.0   2,355,612   76.3       30.5        13.3
Cost of services:
 Depreciation and
  amortization..........   (564,565)  (26.9)   (603,264) (22.0)   (669,979) (21.7)       6.9        11.1
 Personnel..............   (241,948)  (11.5)   (244,771)  (8.9)   (221,968)  (7.2)       1.2        (9.3)
 Materials..............    (28,833)   (1.4)    (33,027)  (1.2)    (29,933)  (1.0)      14.6        (9.4)
 Services...............   (150,904)   (7.2)   (212,150)  (7.8)   (297,777)  (9.6)      40.6        40.4
 Other:
  Rental fees...........     (9,912)   (1.8)    (16,255)  (1.8)    (16,560)  (1.3)      63.9         1.9
  Network maintenance...     (1,470)   (0.3)     (1,629)  (0.2)     (2,774)  (0.2)      10.8        70.3
                          ---------   -----  ----------  -----  ----------  -----    -------       -----
    Total cost of
     services...........   (997,632)  (47.5) (1,111,096) (40.6) (1,238,991) (40.1)      11.4        11.5
                          ---------   -----  ----------  -----  ----------  -----    -------       -----
Gross profit............    596,069    28.4     968,879   35.4   1,116,621   36.2       62.5        15.3
Operating expense:
 Selling expense........   (153,870)   (7.3)   (174,079)  (6.4)   (229,555)  (7.4)      13.1        31.9
 General and
  administrative
  expense...............   (318,507)  (15.2)   (351,471) (12.8)   (380,776) (12.3)      10.4         8.3
 Other net operating
  income................     94,512     4.5     130,839    4.8     148,326    4.8       38.4        13.4
                          ---------   -----  ----------  -----  ----------  -----    -------       -----
   Total operating
    expenses............   (377,865)  (18.0)   (394,711) (14.4)   (462,005) (15.0)       4.5        17.1
                          ---------   -----  ----------  -----  ----------  -----    -------       -----
Operating income before
 interest...............    218,204    10.4     574,166   21.0     654,616   21.2      163.1        14.1
Net non-operating income
 (expense)..............     (1,348)   (0.1)    (16,433)  (0.6)    (25,094)  (0.8)   1,119.1        52.7
Employees' profit
share...................     (8,475)   (0.4)    (17,068)  (0.6)    (26,524)  (0.9)     101.4        55.4
Income from discontinued
 cellular operations
 before interest income
 (expense), taxes and
 minority interests.....    149,135     7.1     297,274   10.9     341,636   11.1       99.3        14.9
Unallocated interest
 income.................     40,418     1.9      60,612    2.2      61,913    2.0       50.0         2.2
Allocated and
 unallocated interest
 expense(1).............    (21,375)   (1.0)    (11,613)  (0.4)    (37,734)  (1.2)     (45.7)      224.9
                          ---------   -----  ----------  -----  ----------  -----    -------       -----
Income before taxes and
 minority interests.....    376,559    11.9     886,940   32.4     968,813   31.4      135.5         9.2
Income and social
 contribution taxes.....   (164,519)   (7.8)   (231,713)  (8.5)   (266,949)  (8.7)      40.8        15.2
                          ---------   -----  ----------  -----  ----------  -----    -------       -----
Income before minority
 interests..............    212,040    10.1     655,227   23.9     701,864   22.7      209.0         7.1
Minority interests......    (26,910)   (1.3)    (92,925)  (3.4)   (138,599)  (4.5)     245.3        49.2
                          ---------   -----  ----------  -----  ----------  -----    -------       -----
Net income..............    185,130     8.8     562,302   20.5     563,265   18.3      203.7         0.2
                          =========   =====  ==========  =====  ==========  =====    =======       =====

--------
(1) In the Consolidated Financial Statements, allocated and unallocated interest expense are presented separately.

 GROSS OPERATING REVENUES

  Gross operating revenues increased by 12.8% to R$3,086.3 million in 1997 from R$2,737.3 million in 1996, which in turn represented a 30.3% increase from R$2,101.0 million in 1995. The growth in revenues in the three-year period was principally due to an increase in the average number of lines, increases in service charges for local services and increased interconnection with the Company's network by cellular companies. Average lines in service increased by 12.6% to 2,718 thousand in 1997 from 2,414 thousand in 1996, which in turn represented a 12.7% increase from 2,143 thousand in 1995.

  The structure of tariffs has changed substantially as part of a tariff rebalancing process designed to eliminate cross-subsidies from long-distance services to local services. Effective in May 1997, the rate structure was modified through a tariff rebalancing that resulted in higher charges for measured service and monthly subscription and lower charges for long-distance services. Effective in January 1996, rates for all services were increased in nominal terms, primarily to compensate for accumulated effects of inflation, with the largest increases for local rates.

  Local service. Gross operating revenues from local services increased by 46.0% to R$1,274.3 million in 1997 from R$872.9 million in 1996, which in turn represented a 61.9% increase from R$539.1 million in 1995. The increase over the three-year period primarily reflects increased monthly subscription revenues associated with an increase in the number of lines in service and tariff increases as well as increased measured service revenues due to tariff increases. The increase in gross operating revenues was partly offset by a decrease in average call volume per line in service. Average call volume per line in service decreased by 7% and 12% in 1997 and 1996, respectively.

  Monthly subscription revenues increased 90.7% to R$449.7 million in 1997 from R$235.8 million in 1996, which in turn represented an increase of 111.4% from R$111.6 million in 1995. The increase over the three-year period reflected an increase in the average number of lines in service as well as an increase in the monthly subscription charge for all customers. The monthly subscription charge effective January 1, 1996 increased by 259% for residential customers and 59% for nonresidential customers. Effective May 1, 1997 there was an additional increase in the monthly subscription charge, representing a 270% increase for residential customers and 59.3% for nonresidential customers.

  Measured service revenues increased by 33.1% to R$532.6 million in 1997 from R$400.1 million in 1996, which in turn represented a 49.6% from R$267.5 million from 1995. The increase over the three-year period was principally due to tariff increases. The price per pulse increased by 61.1% effective on April 4, 1997 in 1997 and by 89.5% effective on January 29, 1996 in 1996. Although the average number of lines also increased over the three-year period for residential and nonresidential customers, there was a decrease in the average call volume per line in service due to the tariff increases such that overall local call volume did not increase at the same rate as growth in the average number of lines in service. Total pulses increased slightly to 7,643,773 in 1997 from 7,280,587 in 1996, which in turn represented a decrease from 7,341,666 total pulses in 1995.

  Gross operating revenues from public telephones increased 81.3% to R$121.9 million from R$67.3 million, which in turn represented a 72.1% increase from R$39.1 million in 1995. The increase over the three-year period was principally due to: (i) a 25.3% and 16.4% increase in the number of public telephones in 1997 and 1996 respectively; (ii) an increase in the usage of pre-paid telephone cards and a commensurate increase in related average nominal tariffs; and (iii) an increase in the usage of token operated public telephones.

  Gross revenue from other services increased by 0.3% to R$170.1 million in 1997 from R$169.7 million in 1996, which in turn represented a 40.3% increase from R$121.0 million in 1995. The increase in 1997 was principally due to an increase in line installation charges which replaced auto-financing in mid-1997 and certain equipment rental payments received by the Company. The increase in 1996 was principally due to increased lease payments to the Company.

  Non-local services. Non-local services consisted until the privatization of intra-state and interstate long-distance as well as international long-distance service. For intra-state long-distance calls, the Company carried the calls entirely over its own network and received 100% of the call revenue. For interstate and international calls, the Company delivered the calls to Embratel, generally at a local switching center, and Embratel transported the calls for the bulk of the call distance over its network. For such calls, the Company billed the customer for the full retail price of the call and paid a fixed percentage of the call revenue to Embratel. For accounting purposes, the Company booked only its percentage of the revenue for such calls. The fixed percentage retained by the Company differed for each Subsidiary. Consequently, the fixed percentage retained by the Company for interstate and international calls is presented as an annual revenue weighted-average.

  Gross revenue from non-local services decreased by 16.4% to R$1,157.0 million in 1997 from R$1,383.8 million in 1996, which in turn represented a 5.4% increase from R$1,312.7 million in 1995. The decrease in 1997 was largely due to reductions in tariffs for intra-state, interstate and international long-distance calls, a reduction in the fixed percentage of interstate and international long-distance call revenue retained by the Company and a change in the billing structure for such calls where by such calls were billed in 6-second increments rather than whole minute increments. The decrease was offset in part by an increase in the volume of intra-state, interstate and international long-distance calls to 4,118 million minutes, 4,710 million minutes and 5,129 million minutes in 1995, 1996 and 1997, respectively. The increase in gross revenues in 1996 compared to 1995 was largely due to an increase in the average number of intra-state, interstate and international long-distance minutes per line in service, partially offset by a decrease in tariffs for intra-state, interstate and international long-distance calls.

  Revenues from intra-state and interstate long-distance service decreased by 16.6% to R$ $1,091.6 million in 1997 from $1,309.5 million in 1996, which in turn represented at 6.1% increase from $1,234.6 million in 1995. The decrease in revenues in 1997 was principally due to a decrease in the average basic tariff for intra-state and interstate long-distance calls and a reduction in the fixed percentage of interstate and international long-distance revenue retained by the Subsidiaries, partially offset by an increase in the total number of long-distance minutes. The average basic tariff for intra-state and interstate service was reduced in May 1997 by 17.1% to R$0.25 from R$0.30. The weighted average fixed percentage of interstate and international long-distance revenue per call retained by the Company was reduced from 80.6% in 1995 to 77.7% in 1996, which in turn was reduced to 74.1% in 1997. See "Description of Business--Rates--Intra-Regional Long-Distance Service." Anatel replaced the system for sharing revenues between Embratel and the Company for interstate long-distance services on April 28, 1998. Instead of retaining a fixed percentage of revenue for all interstate and international long-distance calls, the Company now charges Embratel per minute of use of the Company's network. See "Description of Business--Regulation of the Brazilian Telecommunications Industry--Rate Regulation." There can be no assurance that the interconnection agreement with Embratel will not result in lower revenues from carrying interstate and international long-distance calls than under the prior regime.

  The increase in revenues for 1996 was principally due to an increase in the total number of long-distance minutes, partially offset by a decrease in the basic tariff for intra-state and interstate long-distance calls and a decrease in the fixed percentage of interstate long-distance revenue retained by the Company on a weighted average basis.

  Revenues from international long-distance service decreased by 12.1% to R$65.4 million in 1997 from R$74.4 million in 1996, which in turn represented a 4.8% decrease from R$78.1 million in 1995. The decrease over the three-year period was principally due to a reduction in the international tariff in April 1997 and a decrease in the fixed percentage of international long-distance revenues retained by the Company.

  Data transmission. Gross operating revenues from data transmission decreased by 10.0% to R$89.8 million in 1997 from R$99.7 million in 1996, which in turn represented a 32.8% increase from R$75.1 million in 1995. The decrease from 1996 to 1997 was principally due to decreases in the average tariff for high-capacity and low-capacity leased lines of 34.4% in April 1997 and 12.0% in August 1996. The decrease in rates was partially offset by a 248% increase in the total number of high-capacity leased lines.

  The increase in gross revenues from data transmission from 1995 to 1996 was principally due a 219% increase in the number of high-capacity lines and to a restructuring of data transmission services and tariffs on a system-wide basis by the Ministry of Communications in 1996 which yielded an average tariff decrease of 32.2% for high and low-capacity lease lines.

  Network services. The Company provides access to its network to other telecommunications companies and leases certain network facilities to other telecommunications companies as part of its network services business. This includes primarily interconnection fees from cellular companies paid for the use of the Company's network and fees from cellular companies for the leasing of transmission facilities, certain infrastructure and other equipment for use in transporting cellular calls within their own internal networks. Gross revenues from network services increased by 52.2% to R$524.7 million in 1997 from R$344.9 million in 1996, which in turn represented a 131.2% increase from R$149.2 million in 1995. Network services have grown primarily due to growth of cellular companies and consequently increased demands by cellular companies for interconnection with the Company's network and demands by cellular company to rent equipment. Interconnection revenues increased by 59.2% to R$423.6 million in 1997 from R$266.1 million in 1996, which in turn represented a 142.3% increase from R$109.8 million in 1995. Equipment rental revenues increased by 28.4% to R$101.2 million in 1997 from R$78.8 million in 1996, which in turn represented a 100% increase from R$39.4 million in 1995. Management expects continued growth in revenues from network services as cellular operators grow.

  Value-added taxes and other taxes. The principal taxes deducted from gross operating revenue are a state value-added tax, the ICMS, on operating revenues from the provision of telecommunications services and federal social contribution taxes, including the PASEP and COFINS. The Company collects these taxes from its customers and transfers them to the appropriate governmental activity. The rate of ICMS is 25.0%, except for international service for which the rate was 13.0% from April 1994 to September 1996 and has been zero since September 1996. The PASEP and COFINS aggregate 2.65% of gross operating revenues.

  On June 19, 1998 the secretaries of the treasury of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law to broaden the application of the ICMS to cover not only telecommunications services, but also other services, including cellular activation, which had not been previously subject to such tax. Pursuant to this new interpretation of existing tax law, the ICMS tax may be applied retroactively for such telecommunications services rendered during the last five years.

  The Company believes that the attempt by the state treasury secretaries to extend the scope of ICMS tax to services which are supplementary to basic telecommunications services is unlawful because: (i) the state secretaries acted beyond the scope of their authority; (ii) their interpretation would subject certain services to taxation which are not considered telecommunications services; and (iii) no new taxes may be applied retroactively. Accordingly, no provision for loss has been made in the accompanying consolidated financial statements.

  There can be no assurance that the Company will prevail in its position that the new interpretation by the state treasury secretaries is unlawful. If the ICMS tax were applied retroactively for five years at rates ranging from 17 to 25%, it would have a material negative impact on the financial condition and results of operations of the Company.

 COST OF SERVICES

  Cost of services includes those costs which are incurred as part of the offering of the Company's telecommunication services to the public, including costs associated with depreciation and amortization, materials, services and personnel. Cost of services as a percentage of gross revenues decreased steadily over the three-year period, but increased in absolute terms by 11.5% to R$1,239.0 million in 1997 from R$1,111.1 million 1996, which in turn represented a 11.4% increase from R$997.6 million in 1995.

  Depreciation and amortization. Depreciation and amortization expenses increased by 11.1% in 1997 to R$670.0 million in 1997 from R$603.3 million in 1996, which in turn represented a 6.9% increase from R$564.6 million in 1995. The increase over the three-year period principally reflected growth of the network. The Company's operating assets had a net book value of R$6,444.5 million, R$5,963.1 million, and R$5,401.9 million for 1997, 1996 and
1995, respectively. The Company's accounting and assumptions with respect to depreciation and amortization did not change during this period.

  Personnel. Personnel expenses decreased by 9.3% to R$222.0 million in 1997 from R$244.8 million in 1996, which in turn represented at 1.2% increase from R$241.9 million in 1995. The decrease in personnel expenses in 1997 was principally due to a decrease in salaries in real terms and an average reduction in the number of full-time employees by 488. The slight increase in 1996 was principally due to an increase in wages and other fringe benefits during the period offset by a slight reduction in the total number of employees.

  Materials. Expenses related to materials decreased by 9.4% to R$29.9 million from R$33.0 million in 1996, which in turn represented a 14.6% increase from R$28.8 million in 1995. The decrease in costs related to materials was principally due to increased digitalization of the Company's network in 1997, which resulted in a decrease in maintenance costs. The increase in expenses associated with materials in 1996 was principally due to an increase in maintenance costs due to expansion of the network.

  Services. Expenses related to services provided by third parties increased 40.4% in 1997 to R$297.8 million from R$212.2 million, which in turn represented a 40.6% increase from R$150.9 million in 1995. The increase over the three-year period was primarily due to increased interconnection payments to cellular companies for calls originating on the Company's network and terminating on cellular networks and increased maintenance costs due to network growth.

  Other. Other costs of service, which primarily include fees paid to third parties to rent equipment and infrastructure for use in the network, increased 8.1% to R$19.3 million in 1997 from R$17.9 million in 1996, which in turn represented a 57.1% increase from R$11.4 million in 1995. The increase in 1996 was due to higher rental payments, which increased to R$16.3 million from R$9.9 million in 1995. Such higher rental payments reflected an increase in the cost of renting certain infrastructure as a result of the renegotiation of a contract. The increase in other costs of service in 1997 was principally due to a R$1.1 million increase in miscellaneous network expenses. Rental fees did not materially increase in 1997.

 OPERATING EXPENSES

  Operating expense increased by 17.1% to R$462.0 million in 1997 from R$394.7 million in 1996, which in turn represented a 4.5% increase from R$377.9 million in 1995. The increase over the three-year period was principally due to increased selling expense and general and administrative expense.

  Selling expense. Selling expense increased by 31.9% to R$229.6 million in 1997 from R$174.1 million in 1996, which in turn represented a 13.1% increase from R$153.9 million in 1995. The increase in selling expense over the three-year period primarily reflected increased commissions to vendors selling prepaid telephone cards and increased materials expenses in connection with the production of prepaid telephone cards. In addition, other selling expenses increased by 209.6% to R$34.0 million in 1997 from R$10.9 million in 1996, which in turn represented a 118.7% increase from R$5.0 million in 1995. The increase over the three-year period was primarily due to increased provisions to the allowance for accounts receivable that are not probable of collection.

  Provisions to the allowance for accounts not probable of collection increased 355% to R$31.2 million in 1997 from R$6.9 million in 1996, which in turn represented an increase of 162% from R$2.6 million in 1995. These increases reflected growth in the nonpayment of accounts by the Company's customers. Management believes that this growth in the level of nonpayment was principally due to the economic crisis that Brazil experienced in 1997. This crisis, which was evidenced by increased interest rates and a reduction in the availability of consumer financing, adversely affected the ability of the Company's customers to meet payment obligations. The increase in nonpayment was also due in part to a decline in the market value of fixed lines (which were considered to have value due to the high cost of acquiring a fixed line directly and the short supply of fixed lines) in the Region. As the market value of the fixed lines decreased, the penalty to the subscriber of losing his fixed line because of nonpayment also declined and subscribers with significant debts to the Company had less incentive to pay their accounts.

  In the first six months of 1998, the Company made provisions to the allowance for accounts not probable of collection totaling R$27.9 million. In an effort to reduce the level of overdue accounts, the Company has initiated a number of practices, including disconnecting customers with accounts 30 days past due, improving collection efforts and placing nonpaying customers on a list of persons to be denied service should they seek to resume service in the future. Management believes that these measures will help limit nonpayment of accounts receivable but expects that provisions will nonetheless increase in 1998 due to the combined effect of a decrease in the average annual income of the Company's subscribers and increased consumer interest rates in Brazil (which have adversely affected the ability of some customers to meet payment obligations). In addition, as cellular lines become increasingly available at competitive prices in the Region, the Company believes that the market value of a fixed line will continue to decline, thereby providing customers with less incentive to pay their accounts.

  It has been the Company's policy to maintain an allowance for past due accounts receivable equal to management's estimate of probable future losses on such accounts, based on historical losses on accounts receivable and the Company's current level of overdue accounts receivable.

  General and administrative expense. General and administrative expense increased 8.3% to R$380.8 million in 1997 from R$351.5 million in 1996, which in turn represented at 10.4% increase from R$318.5 million in 1995. The increase over the three-year period was principally due to an increase in fringe benefits, expenses related to third-party services including corporate training, outside consulting fees and postage costs.

  Other net operating income. Other net operating income increased by 13.4% from R$148.3 million in 1997 from R$130.8 million in 1996, which in turn represented a 38.4% increase from R$94.5 million in 1995. The increase in 1997 was principally due to technical and administrative services provided by the Company, partially offset by a decrease in fines and expenses recovered by the Company. The decrease in fines collected resulted from a reduction in the amount of such fines from 10% of a bill to 2% mandated by Brazilian law. The increase in other net operating income in 1996 was principally due to an increase in the revenue generated from certain fines received from delinquent customers and other expenses recovered by the Company.

 ALLOCATED AND UNALLOCATED INTEREST EXPENSE AND UNALLOCATED INTEREST INCOME

  As described in Note 2 to the Consolidated Financial Statements, prior to December 31, 1997, cash and certain nonspecific debt relating to the cellular telephone business could not be segregated. As a consequence, interest income and certain interest expense relating to the cellular telephone business could not be segregated and such interest income and expense are presented in the Consolidated Financial Statements as "unallocated interest income" and "unallocated interest expense," respectively. The following discussion analyzes the Company's combined allocated and unallocated interest expense, as well, as its unallocated interest income.

  Unallocated interest income increased 2.2% to R$61.9 million in 1997 from R$60.6 million, which in turn represented a 50.0% increase from R$40.4 million in 1995. The increase over the three-year period was due principally to interest income earned on excess cash, which was partially offset in 1997 by a decrease in interest rates.

  Allocated and unallocated interest expense increased by 224.9% to R$37.7 million in 1997 from R$11.6 million in 1996, which in turn represented a 45.7% decrease from R$21.4 million in 1995. The increase in 1997 was principally due to: (i) a 19% increase in total debt; (ii) increased interest expense related to Company debt indexed to the relatively high interest rate known as Taxa Extra de Mercado do Banco do Brasil ("TEX"); (iii) a decrease in monetary gains due to a constant exchange rate between the U.S. dollar and the Brazilian real in

1997; and (iv) the institution of the Contribuicao Provisoria sobre Movimentacao Financeira ("CPMF Tax"), which accounted for R$11.5 million (30.5%) of total interest expense. The decrease in allocated and unallocated interest expense in 1996 reflected monetary gains due to the fact that a portion of the Company's debt was denominated in U.S. dollars. In 1996, the U.S. dollar/real exchange rate was below the rate of inflation yielding a monetary gain for the Company.

 EMPLOYEES' PROFIT SHARE

  All Brazilian companies are required under Brazilian law to compensate employees, in addition to their salary and benefits, with profit sharing. The amount of such profit sharing is determined by negotiation between the Company and the labor unions representing the employees. For state owned companies, such profit sharing payments are limited to 25% of total proposed dividends. Telebras has established two additional limits. In addition to the 25% limit imposed on all state owned companies, companies in the Telebras System must limit employees' share of profits to the lower of (i) the aggregate of the employees' annual compensation and (ii) 50% the Company's net income adjusted for dividends. Following the expected privatization of the Company, employee profit share will be limited only by the 25% of dividends limit and will be renegotiated by the Company and the unions representing its employees. The Company's employees' profit share was R$8.5 million, R$17.1 million and R$26.5 million in 1995, 1996 and 1997, respectively.

 MINORITY INTERESTS

  Minority interest in the net income of the Subsidiaries was R$26.9 million, R$92.9 million and R$138.6 million in 1995, 1996 and 1997, respectively, reflecting 12.7%, 14.2% and 19.7% of income before minority interest, respectively. The 1997 increase in minority interest as a percentage of income before such interest principally reflected the issuance and sale by the Company of preferred shares to new subscribers pursuant to a system called "auto-financing". Under such system, each new subscriber was required to invest in shares of the Company and the proceeds from such investment were used by the Company to finance network expansion. The Company discontinued auto-financing as of April 1997. See "--Liquidity and Capital Resources."

LIQUIDITY AND CAPITAL RESOURCES

  The Registrant is a holding company and its principal assets are the shares of its operating subsidiaries. The Registrant relies largely on dividends from its subsidiaries to meet its need for cash, including for the payment of dividends to shareholders. Under Law No. 6,404 of December 15, 1976, as amended (the "Brazilian Corporation Law"), dividends may be paid only out of retained earnings or accumulated profits in any given fiscal year. See "Description of Securities to be Registered--Capital Stock--Dividends."

  Management believes that the Registrant's shareholding in the Subsidiaries is sufficient to allow the Registrant to control the payment of dividends by such companies. The Registrant currently is able to nominate and elect all the members of the boards of directors of the Subsidiaries. However, under Brazilian law and the regulations of the Brazilian Securities Commission, persons holding more than 10% of the voting stock of a company (a percentage that may decrease up to 5% in the case of listed companies) may require the company to adopt cumulative voting. Management believes that, based on current holdings in its operating subsidiaries, if cumulative voting were required, the Registrant would still be able to control the payment of dividends by the Subsidiaries which, with respect to the Mandatory Dividend, could be limited only under very strict circumstances. Board members, even if elected by one specific shareholder, have fiduciary duties toward the company and all its shareholders. The preferred shareholders and the minority voting shareholders of the Subsidiaries, in each case voting as a single class of such preferred shareholders and a single class of such minority voting shareholders, elect one member each of the Audit Committee. The remaining members of the Audit Committee are selected by the controlling shareholder.

  The Company's principal liquidity and capital resource requirements are to finance capital expenditures and investments related to the expansion, improvement and maintenance of its property, plant and equipment. Historically, the Company has financed its capital expenditures and investments primarily with internally generated funds and with proceeds from the required sale of the Company's shares to new customers ("auto-financing"). As of June 1997 the Company discontinued auto-financing. See "Description of Business--Rates--Local Services."

  The Company made capital expenditures of R$905.9 million, R$1,098.7 million and R$1,125.0 million in 1995, 1996 and 1997, respectively. The principal expenditures related primarily to the expansion and modernization of the Company's network. See "Description of Business--Capital Expenditures." In addition, the Company paid dividends of R$101.2 million, R$89.5 million and R$157.2 million in 1995, 1996 and 1997, respectively. The Company anticipates capital expenditures for the first eight months of 1998 will be R$719.1 million which in expected to be funded with debt and other sources (44%) and internally generated funds from operations (56%). See "Description of Business--Capital Expenditures."

  The Company's primary source of funds is cash flow generated from continuing operations, net of taxes applicable to both continuing and discontinued operations. Net cash flow generated from operating activities was R$701.0 million, R$982.0 million and R$986.5 million in 1995, 1996 and 1997, respectively.

  At December 31, 1997, the Company had a working capital deficiency. The Company's current assets were R$737.2 million and its current liabilities were R$916.4 million, summing to a working capital deficiency of R$179.2 million. Included in the current liabilities were the following inter-company items: loans payable to Telebras of R$95.75 million, dividends payable to Telebras of R$139.75 million, and transactions with related parties of R$34.7 million, which sum to R$270.2 million. The inter-company items did not have an impact on the liquidity of the Company; when subtracted from the current working capital deficiency at December 31, 1997, the Company's effective working capital balance is positive: working capital deficiency of R$179.1 million minus inter-company liabilities of R$270.2 million equals R$91.0 million. As a result, the Company had an effective working capital balance of R$91.0 million. The Company has continued to have a positive working capital balance throughout 1998.

  The Company's total indebtedness for loans and financing was R$246.5 million and R$294.4 million as of December 31, 1996 and 1997. The principal categories of indebtedness at December 31, 1997 were the following:

    Loans payable to Telebras (R$248.5 million). The Registrant's operating subsidiaries had certain loans payable to Telebras, of which R$199.5 million was denominated in reais and payable at a contractual interest rate of TEX (currently approximately 24%) plus an annual fee of 1%, and R$49.0 million was denominated in dollars and payable at an interest rate of 2.3% per annum.

    Upon the Breakup of the Telebras System and the formation of the Registrant, approximately R$248.5 million of indebtedness of the Registrant's operating subsidiaries, representing loans from Telebras, became intercompany loans payable by the Registrant's operating subsidiaries to the Registrant. Accordingly, these intercompany loans and the market risk and interest expense relating to such loans will be eliminated in the preparation of the Registrant's consolidated financial statements in the future.

    Other financing (R$45.9 million). Other financing relates to equipment financing from Siemens, CPM, Ericsson, Furukawa, and others (denominated in U.S. dollars). The financing bears interest at fixed interest rates between 1% and 16.3% per year and floating interest rates between LIBOR +0.44% and LIBOR +5.5% per year and the last maturity date is 2001. This financing is guaranteed by Telebras.

    The Company has no committed lines of credit and current debt is scheduled to be repaid as follows:

     YEAR                                                               R$ MILLION
     ----                                                               ----------
     1998..............................................................    16.2
     1999..............................................................     2.5
     2000..............................................................     --
     2001..............................................................    27.2
     2002..............................................................     --
     2003 and thereafter...............................................     --
                                                                           ----
       Total...........................................................    45.9
                                                                           ====

  The Company is party to certain credit agreements related to its other financing of R$45.9 million. The Company is in technical default under many of these credit agreements because of the Breakup and privatization of the Telebras System. Although the total amount of other financing is not material and none of the creditors concerned has notified the Company that it intends to pursue its rights and remedies with respect to the default, the Company has begun negotiating waivers with such creditors. There can be no assurance that waivers will be obtained or that the creditors will not pursue the rights and remedies available to them.

  The Company is also in technical default of its loans payable to Telebras, but such loans became intercompany loans payable by the Registrant's operating subsidiaries to the Registrant upon the completion of the Breakup.

RECONCILIATION TO U.S. GAAP

  The Company prepares its financial statements in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. The principal differences between Brazilian GAAP and U.S. GAAP as they affected the Company's results of operations are: (i) under Brazilian GAAP, loans and financing balances in default are not always classified as current liabilities while under U.S. GAAP, loans and financings in default or expected to be in default within a year of the balance sheet date are classified as current obligations unless creditors have provided the Company waivers for such defaults; a portion of the Company's outstanding debt at December 31, 1997 is in default or expected to be in default as a result of its privatization and the Breakup of the Telebras System (see "--Liquidity and Capital Resources");
(ii) under Brazilian GAAP, interest on loans to finance construction in progress is capitalized at the rate of 12% per annum of the total value of construction in progress, regardless of the amount of interest actually incurred on such loans while under U.S. GAAP interest is capitalized at the interest rate on the debt incurred up to the lower of the amount of construction in progress and the total loans incurred; (iii) until December 31, 1993 capitalized interest under Brazilian GAAP was not added to individual assets but was capitalized separately and amortized over a time period different from the estimated useful lives of the related assets while under U.S. GAAP capitalized interest is added to the cost of individual assets and is amortized over their estimated useful lives; (iv) under Brazilian GAAP the issuance of shares of the Company to finance capital investments was recorded at the book value of the shares while under U.S. GAAP the sale of shares must be recorded at their market value resulting in a gain carried as deferred income and amortized into current income on the same schedule as the plant financed with the proceeds from the sale of the shares; (v) under Brazilian GAAP proposed dividends are accrued for in the financial statements in anticipation of their approval at the shareholders' meeting, while under U.S. GAAP, dividends are not accrued until they are formally declared; and (vi) under Brazilian GAAP, the deferred tax liability arising from the indexation of assets and liabilities for financial reporting purposes was recorded against retained earnings while under U.S. GAAP such effects would be charged to income and social contribution taxes in the statements of income. Net income under U.S. GAAP was R$622.6 million and R$673.7 million in 1996 and 1997, respectively. See Note 29 to the Consolidated Financial Statements.

RECENT RESULTS

  The Company has reported consolidated net operating revenues of R$1,218.2 million and consolidated net income of R$160.1 million for the six months ended June 30, 1998. Such amounts are unaudited, have been determined in accordance with the Brazilian Corporation Law and standards issued by the CVM and have not been indexed for inflation occurring after December 31, 1995 or been expressed in constant reais. Accordingly, such amounts are not comparable to the amounts included in the Consolidated Financial Statements, which have been so indexed and expressed. See "Presentation of Information." However, management believes that had consolidated net operating revenue and consolidated net income for the six months ended June 30, 1998 been indexed for inflation and expressed in constant reais on the same basis as the amounts presented in the Consolidated Financial Statements, such adjustments would have had no material effect.

  The Company had consolidated net operating revenues, excluding discontinued cellular operations, as reported in the Consolidated Financial Statements, of R$2,355.6 million for the year ended December 31, 1997.

On an annualized basis, consolidated net operating revenue for the first six months of 1998 increased slightly compared to consolidated net operating revenue in 1997 (excluding discontinued operations). This increase was principally due to an increase in monthly subscription revenue associated with an increase in the number of lines in service, partially offset by a decrease in the average number of pulses per line. In addition, net non-operating expense increased due to write-offs of fixed assets in connection with a technology upgrade.

  A comparison of consolidated net income for 1997 and the first six months of 1998 is not presented because 1997 net income includes discontinued operations, unallocated interest income and expense and taxes paid with respect to discontinued cellular operations. See Note 2 to the Consolidated Financial Statements. In the first six months of 1998, operating expenses grew substantially faster than net operating revenues due to decreased other net operating income resulting from renegotiation of service contracts with cellular operators at lower prices in comparison to the prior year.

  Results for the six months of 1998 are not necessarily indicative of results for any other period or for the full year. Management believes that the material adjustments that would be required to reconcile the first six month figures given above to U.S. GAAP are comparable in nature to those discussed in Note 29 to the Consolidated Financial Statements except that indexation for inflation subsequent to December 31, 1995 and through December 31, 1997 would be required under U.S. GAAP and the cessation of indexation as from January 1, 1998 will eliminate the need for the recognition of an additional charge to income under U.S. GAAP for the deferred income tax effects of indexation for financial reporting purposes.

  Comparative interim period net operating revenues and net income are not presented herein. The Registrant was not formed prior to May 22, 1998 and did not publish interim financial results for the first half of 1997. In addition, the Registrant's operating subsidiaries' published interim 1997 results (if any) were for the combined cellular and fixed line entities.

ITEM 9A: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

  The Company is exposed to market risk from changes in both foreign currency exchange rates and interest rates. The Company is exposed to foreign exchange rate risk because certain of its costs are denominated in currencies (primarily the U.S. dollar) other than those in which it earns revenues (primarily the real). Similarly, the Company is subject to market risk deriving from changes in interest rates which may affect the cost of its financing. The Company does not use derivative instruments, such as foreign exchange forward contracts, foreign currency options, interest rate swaps and forward rate agreements, to manage these market risks nor does it hold or issue derivative or other financial instruments for trading purposes.

EXCHANGE RATE RISK

  The Company has exchange rate exposure with respect to the U.S. dollar. Approximately R$45.9 million of the indebtedness of the Company is denominated in U.S. dollars. The potential immediate loss to the Company that would result from a hypothetical 10% change in foreign currency exchange rates would be approximately R$4.6 million. In addition, if such a change were to be sustained, the Company's cost of financing would increase in proportion to the change.

INTEREST RATE RISK

  At December 31, 1997, the Company had approximately R$294 million in loans and financing outstanding, of which R$248 million bore interest of fixed rates and R$46 million bore interest at floating rates of interest (primarily LIBOR-based). The Company invests its excess liquidity (R$25 million at December 31,
1997) mainly in short-term instruments. The potential loss to the Company over one year that would have resulted from hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial assets and liabilities on December 31, 1997 would be approximately R$3 million. The above sensitivity analyses are based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogenous category of financial assets and liabilities and sustained over a period of one year. A homogenous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogenous category (e.g., U.S. dollars). As a result, the Company's interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments as consistently unfavorable movements of all interest rates are unlikely. See Notes 19 and 24 to the Consolidated Financial Statements.

ITEM 10: DIRECTORS AND OFFICERS OF REGISTRANT

BOARD OF DIRECTORS

  The Registrant is administered by a Board of Directors (Conselho de Administracao) and a Board of Executive Officers (Diretoria). The Board of Directors is comprised of eleven members serving for a term of three years. The Board of Directors holds a regular meeting once every two months and holds special meetings when called by the Chairman or by two members of the Board of Directors.

  The following are the current members of the Board of Directors and their respective positions.

      NAME                                                              POSITION
      ----                                                              --------
      Modesto Souza Barros Carvalhosa.................................. Chairman
      Jair Antonio Bilachi............................................. Director
      Arthur Joaquim de Carvalho....................................... Director
      Carlos Augusto Salles............................................ Director
      Luiz Raymundo Tourinho Dantas.................................... Director
      Helio Falchi..................................................... Director
      Carmelo Furci.................................................... Director
      Benedito Jose Soares de Melo Pati................................ Director
      Isabel Ribeiro de Almeida........................................ Director
      Jorge de Moraes Jardim Filho..................................... Director
      Claudio Salgueiro Garcia Munhoz.................................. Director

  Set forth below are brief biographical descriptions of the Directors.

  Modesto Souza Barros Carvalhosa, 66 years old, has served as Chairman of the Board of Directors since August 1998. He served as a consultant for legal matters to the Sao Paulo Stock Exchange, Chairman of the Court of Ethics of the Brazilian Bar Association--Sao Paulo Chapter, Professor of Commercial Law at the School of Law of the University of Sao Paulo. He served as a member of the International Faculty for Corporate and Capital Market Law and Securities Regulation--Philadelphia, USA from 1975 to 1995. Mr. Carvalhosa holds a law degree and a doctorate degree in law from the University of Sao Paulo, as well as a post-graduate degree in economics of law from the University of Camerino (Italy).

  Jair Antonio Bilachi, 42 years old, has served as member of the Board of Directors since August 1998. He served as general manager of Bank of Brazil (Banco do Brasil) branches in Brasilia, Nova Granada--SP and Cidade Morena--MS from December 1990 to February 1995 and as Superintendent of Bank of Brazil in the Federal District from February 1995 to November 1995. He currently serves as President of PREVI--Caixa da Previdencia dos Funcionarios do Banco do Brasil. He holds an accounting and a mathematics degree, as well as a post-graduate degree in foreign trade from the UNEB-COPEX (Uniao Educacional de Brasilia--Coordenacao de Estudos, Pesquisas, Pos-Graduacao e Extensao)-- Brasilia Educational Union--Studies, Researches, Post-Graduate and Extension Coordination.

  Arthur Joaquim de Carvalho, 41 years old, has served as the Chairman of the Board of Directors since September 1998. On August 10, 1998, he was also elected to the Board of Directors of Tele Norte Celular

Participacoes S.A. and of Telemig Celular Participacoes S.A.. Mr. Carvalho serves as a Principal of CVC/Opportunity Equity Partners Ltd., a Cayman Island privately owned investment company. He has served as a Senior Investment Officer for private equity at the Opportunity Group. Prior to Opportunity, he served as a Managing Director of Manuel Joaquim de Carvalho Ltda., an export-oriented agribusiness company. He holds a degree in Business Administration from the Federal University of Bahia.

  Carlos Augusto Coelho Salles, 59 years old, has served as member of the Board of Directors since September, 1998. He has served as Superintendent Executive Officer of Xerox do Brasil (1989/98). He serves as the President of the Xerox do Brasil, Astor Administracao de Bens e Participacoes Ltda., Centro de Desenvolvimento de Sistemas de Vitoria, Administrative Board of Sao Rafael Sociedade de Previdencia Privada. He holds law degree from the Law School of the University of the State of Rio de Janeiro and a degree in Business Administration from the Getulio Vargas Foundation of Rio de Janeiro.

  Luiz Raymundo Tourinho Dantas, 71 years old, has served as member of the Board of Directors since September, 1998. He served as Executive Officer and founder of Brasquip (a drilling devices manufacturer), of CASAFORTE--Credito Imobiliario e Credito Financiamento and of Companhia de bebidas da Bahia-- CIBEB (Carlsberg); as President of Companhia Valenca Industrial--Fabrica de Tecidos. He has also served as Vice President of the Commercial Association of Bahia and of the Industry Federation of the State of Bahia; and as Royal Consul of Denmark. He holds an law degree from the Federal University of Bahia.

  Helio Falchi, 75 years old, has served as a member of the Board of Directors since August 1998. He is a partner at the law firm of Benedito J. Soares de Melo Pati Advogados Associados. He serves as an officer of TMI Telemidia Internacional do Brasil Ltda. and of Value Partners Brasil Ltda. He holds a law degree from the Law School of the University of Sao Paulo.

  Carmelo Furci, 45 years old, has served as a member of the Board of Directors since September, 1998. He has served as a Consultant of the Institute for the New Chile and VECTOR of the Centro de Estudios Economicos y Sociales (1978/82). He has also served as the Coordinator of International Relations, Enimont; as Policy Advisor of the European Chemical Association; as the Responsible for the Foreign Relations of Europe in the World Bank (1994/97), where he also served as Strategy Manager. He currently serves as Vice-Director at the Chamber of Commerce of Milan. He holds a degree in sociology from the Universita degli Studi di Roma and a doctorate degree in economics from the London School of Economics and Political Science.

  Benedito Jose Soares de Mello Patti, 74 years old, has served as a member of the Board of Directors since September, 1998. He is a practicing attorney and a partner at the law firm of Benedito J. Soares de Melo Pati Advogados Associados. He has served as President of Fiat Automoveis do Brasil S.A., of Magneti Marelli do Brasil Ind. e Com. Ltda. and of GD do Brasil. He holds a law degree from the Law School of the University of Sao Paulo.

  Isabel Ribeiro de Almeida, 24 years old, has served as a member of the Board of Directors since September, 1998. She is a practicing attorney and an associate at the law firm of Benedito J. Soares de Melo Pati Advogados Associados. She holds a law degree from the Law School of the Catholic University of Sao Paulo.

  Jorge de Moraes Jardim Filho, 49 has served as a member of the Board of Directors since August 1998. He served as a member of the Boards of Directors of ACESITA S.A., Companhia Paulista de Forca e Luz S.A., Telegoias S.A., Telepisa S.A. and Telesp Celular Participacoes S.A.; as President of Telecomunicacoes Brasileiras S.A.--Telebras (1995) and of Telebrasilia (1991/1993), as interin Minister of State for Communications (1992/1995) and as Chairman of the Boards of Directors of Telebras (1992-1995) and of Telebrasilia (1993). He has also served as the Secretary to the Ministry of Communications from 1992 to 1995. He currently serves as the Superintendent Director of Fundacao SISTEL de Seguridade Social, Chairman of the Board of Directors of GTD S.A., Vice-President of the Boards of Directors of Americel S.A., Telet S.A., Paranapanema S.A. and World Trade Center of Sao Paulo. He holds a degree in Engineering and a post-graduate degree in statistics and economic engineering both from the University of Brasilia.

  Claudio Salgueiro Garcia Munhoz, 39 years old, has been elected to the Board of Directors of the Company on September 1, 1998. He has joined Banco do Brasil in 1979 where he has served in many positions in the General Management, including Manager of Operations. He has also served as Administrative Director of BB Previdencia (the Pension Fund of Banco do Brasil S.A.) and as a Member of the Fiscal Council of the PREVI. He currently serves as Administrative Director of PREVI and as an alternate member of the Superior Council of BB Previdencia. He holds a degree in economics from the National University of Brasilia (UNB), and a diploma from the Wharton School of the University of Pennsylvania.

BOARD OF EXECUTIVE OFFICERS

  The Board of Executive Officers consists of one President, one Vice President and three Executive Officers, with the following titles: Executive Officer for Business, Network Executive Officer and Support Executive Officer, elected by the Board of Directors for a term of three years. An Executive Officer may be removed from office at any time.

  The following are the Executive Officers and their respective positions. All current members were appointed in May 1998.

      NAME                                  POSITION
      ----                                  --------
      Ari Joaquim da Silva................. President and Executive Officer for
                                            Business
      Jonas de Oliveira Junior............. Vice-President
      Francisco Aurelio Sampaio Santiago... Network Executive Officer
      Giorgio Bampi........................ Support Executive Officer

  Set forth below are brief biographical descriptions of the Executive Officers not included above.

  Ari Joaquim da Silva, 46 years old, has served as an Executive Officer since May 1998. He joined Telebras in 1980 as head of the Department of Planning and Finance of Telebrasilia, where he also served as Manager of Strategic Planning Coordination. He also served as manager of the Department of Planning and Administrative Control of Telebras, a member of the Board of Directors of Telegoias, a member of the Audit Committee of Sistel and a Superintendent of Communication Services at Anatel. He holds a degree in accounting from the University of the Federal District and graduate degrees in business administration and executive training.

  Jonas de Oliveira Junior, 49 years old, has served as an Executive Officer since May 1998. Between 1974 and 1996, he served as a manager for Telebras in areas of technical planning and engineering. Since 1996, he has served as a manager assisting the President of Telebras in regulatory matters. He holds degrees in electrical engineering and law from the Technical Institute of Aeronautics and the Unified Teaching Center of Brasilia respectively, and a graduate degree in systems analysis from the Institute of Aerospace Research.

  Francisco Aurelio Sampaio Santiago, 43 years old, has served as an Executive Officer since May 1998. He joined Telebras as an engineer at Telebrasilia S.A.. Since joining Telebrasilia S.A., he has held various positions including Executive Coordinator of Operations, Executive Coordinator of Engineering, manager of the Department of Cellular Communications and Director of Human Resources and Engineering. He holds an electrical engineering degree from the University of Brasilia and has completed graduate studies in various specialties of telecommunications and business planning.

  Giorgio Bampi, 50 years old, has served as an Executive Officer since May 1998. Among other positions, he served as Fiscal Advisor to Companhia Telefonica de Paranagua and Superintendent of Financial Administration of Itaipu Binacional. Most recently, he served as Economics and Finance Director and Director of Investor Relations of Telepar. He holds an accounting degree from the Foundation of Social Studies of Parana.

ITEM 11: COMPENSATION OF DIRECTORS AND OFFICERS

  For the year ended December 31, 1997, the aggregate amount of compensation paid by the Registrant's subsidiaries to all directors and executive officers of the Registrant's subsidiaries as a group was approximately R$4.5 million.

  For the year ended December 31, 1997, the aggregate amount set aside or accrued by the Registrant's subsidiaries to provide pension, retirement or similar benefits for officers and directors of the Registrant's subsidiaries was approximately R$652.1 thousand. The Registrant did not have any officers or directors for the year ended December 31, 1997 because it was not formed until May 22, 1998 as part of the Breakup of Telebras.

ITEM 12: OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

  None.

ITEM 13: INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

  None.

                                    PART II

ITEM 14: DESCRIPTION OF SECURITIES TO BE REGISTERED

CAPITAL STOCK

  Set forth below is a brief summary of the material provisions concerning the Preferred Shares and Common Shares, the By-laws and the Brazilian Corporation Law. This description is qualified by reference to the By-laws, which have been filed (together with an English translation) as an exhibit to this Registration Statement and to the Brazilian Corporation Law. A copy of the By-laws (together with an English translation) is available for inspection at the principal office of the Depositary. Information on the trading market for the Preferred Shares is set forth under "Nature of Trading Market" and information on ownership of the Registrant's shares is set forth under "Control of Registrant."

 GENERAL

  The capital stock of the Registrant is comprised of Preferred Shares and Common Shares, all without par value. At May 22, 1998, 1998, there were 210,029,997 thousand outstanding Preferred Shares and 124,351,903 thousand outstanding Common Shares. The Company's share capital may be increased only by shareholder vote.

  The Preferred Shares are nonvoting except under limited circumstances and are entitled to a preferential, noncumulative dividend and to priority over the Common Shares in the case of liquidation of the Registrant.

  Under the Brazilian Corporation Law, the number of nonvoting shares or shares with limited voting rights, such as the Preferred Shares, may not exceed two-thirds of the total number of shares. The Federal Government was required by law prior to the privatization to own more than 50% of the voting stock of the Registrant.

  The majority of the members of the Board of Directors will be elected by the controlling shareholders of Common Stock of the Registrant. Board members, even if elected by one specific shareholder, have fiduciary duties towards the Registrant and all its shareholders.

 DIVIDENDS

  Pursuant to its By-laws, the Registrant is required to distribute as dividends in respect of each fiscal year ending on December 31, to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of Adjusted Net Income (as defined below) on such date (the "Mandatory Dividend"). The annual dividend distributed to holders of Preferred Shares (the "Preferred Dividend") has priority in the allocation of Adjusted Net Income. Remaining amounts to be distributed are allocated first to the payment of a dividend to holders of Common Shares in an amount equal to the Preferred Dividend and the remainder is distributed equally among holders of Preferred Shares and Common Shares. Under the Brazilian Corporation Law, a company is permitted to suspend the Mandatory Dividend in respect of common shares and preferred shares not entitled to a fixed or minimum dividend if its Board of Directors and Audit Committee report to the shareholders' meeting that the distribution would be incompatible with the financial circumstances of such company and the shareholders ratify this conclusion at the shareholders' meeting. In this case, (i) the Board of Directors must forward to the CVM within five days of the shareholders' meeting an explanation justifying the information transmitted at the meeting and (ii) the profits which were not distributed for such reason are to be recorded as a special reserve and, if not absorbed by losses in subsequent fiscal years, are to be paid as dividends as soon as the financial situation of such company permits. The Preferred Shares of the Registrant are entitled to a minimum dividend and thus the Mandatory Dividend may be suspended only with respect to the Common Shares. See "--Priority and Amount of Preferred Dividends." Dividends may be paid by the Registrant out of retained earnings or accumulated profits in any given fiscal year.

  For the purposes of the Brazilian Corporation Law, accumulated profits are defined as net income after income tax and social contribution for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to founders' shares, income bonds, employees' and management's participation in a company's profits.

  At each annual shareholders' meeting, the Board of Directors is required to recommend how net profits for the preceding fiscal year are to be allocated. Under the Brazilian Corporation Law, the Registrant is required to maintain a statutory reserve, to which it must allocate 5% of net profits for each fiscal year until the amount of such reserve equals 20% of the Registrant's paid-in capital (the "Statutory Reserve"). Net losses, if any, may be charged against the statutory reserve.

  The Brazilian Corporation Law also provides for two additional discretionary allocations of net profits that are subject to approval by shareholders at the annual shareholders' meeting. First, a percentage of net profits may be allocated to the contingency reserve for anticipated losses that are deemed probable in future years (the "Contingency Reserve"). Any amount so allocated in a prior year must be either (i) reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur or (ii) written off in the event that the anticipated loss occurs. Second, if the amount of Unrealized Revenue exceeds the sum of (i) the statutory reserve, (ii) the Contingency Reserve and (iii) retained earnings, such excess may be allocated to the reserve (the "Unrealized Revenue Reserve"). Such allocations may not hinder the payment of dividends on the Preferred Shares. "Unrealized Revenue" is defined under the Brazilian Corporation Law as the sum of (i) the share of equity earnings of affiliated companies which is not paid as cash dividends and (ii) profits from installment sales to be received after the end of the next succeeding fiscal year.

  For the purposes of the Brazilian Corporation Law, and in accordance with the Registrant's By-laws, the "Adjusted Net Income" is an amount equal to the Registrant's net profit adjusted to reflect allocations to and from (i) the Statutory Reserve; (ii) the Contingency Reserve and (iii) the Unrealized Revenue Reserve.

  The amounts available for distribution are determined on the basis of Financial Statements prepared in accordance with the Brazilian Corporation Law, which differ from financial statements, such as the Financial Statements included herein, that are prepared using the constant currency method according to Brazilian GAAP.

  In order to allow the payment of dividends after the Breakup, the shareholders of Telebras approved, as a part of the Breakup, the allocation of a proportional part of the retained earnings and reserves of Telebras transferred to the Registrant as retained earnings of Registrant. These earnings and reserves (which amount to R$3,185.8 million) are available for payment of future dividends by the Registrant, if so decided by the shareholders, although the Registrant is not legally obligated to do so.

 PRIORITY AND AMOUNT OF PREFERRED DIVIDENDS

  The Registrant's By-laws provide for a minimum dividend for the Preferred Shares equal to 6% of the amount obtained by dividing the total share capital by the total number of shares of the Company. As a result of such provision, holders of Preferred Shares are entitled to receive in any year distributions of cash dividends prior to the holders of Common Shares receiving any distribution of cash dividends in such year. In addition, distributions of cash dividends in any year are made (i) first, to the holders of Preferred Shares, up to the amount of the Preferred Dividend of the Preferred Shares for such year, (ii) then, to the holders of Common Shares, until the amount distributed in respect of each Common Share is equal to the amount distributed in respect of each Preferred Share, and (iii) thereafter, to the Common Shares and Preferred Shares on a pro rata basis. If the Mandatory Dividend in any year is less than or equal to the Preferred Dividend payable to the holders of Preferred Shares in such year, the holders of Common Shares will not be entitled to receive any cash dividends from the Registrant in such year, unless the holders of Common Shares approve dividends in excess of the Preferred Dividend. In such circumstances, however, holders of Preferred Shares will be entitled to the amount available for payment of dividends up to an aggregate amount equal to the Preferred Dividend plus, in the event the Preferred Dividend is higher than the amount available for payment of dividends for such year, any retained earnings from previous years may be used to make up for such shortfall. If the minimum dividend is not paid for a period of three years, holders of Preferred Shares shall be entitled to full voting rights until such time as the minimum dividend is paid in full for any year.

 PAYMENT OF DIVIDENDS

  The Registrant is required by law and its By-laws to hold an annual shareholders' meeting by April 30 of each year at which, among other things, an annual dividend may be declared by decision of the shareholders on the recommendation of the Executive Officers, as approved by the Board of Directors. The payment of annual dividends is based on the Financial Statements prepared for the fiscal year ending December 31. Under the Brazilian Corporation Law, dividends are required to be paid within 60 days following the date the dividend is declared to shareholders of record on such declaration date, unless a shareholders' resolution sets forth another date of payment, which must occur prior to the end of the fiscal year in which such dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends in respect of its shares, after which the Registrant has no liability for such payment. Because the Registrant's shares are issued in book-entry form, dividends with respect to any share are automatically credited to the account holding such share and no action is required on the part of the shareholder. The Registrant is not required to adjust the amount of paid-in capital for inflation. Annual dividends may be paid to shareholders on a pro rata basis according to the date when the subscription price is paid to the Registrant.

  Shareholders who are not residents of Brazil must register with the Central Bank of Brazil in order for dividends, sales proceeds or other amounts with respect to their shares to be eligible to be remitted outside of Brazil. The Preferred Shares underlying the ADSs are held in Brazil by the Custodian, as agent for the Depositary, which is the registered owner of the Registrant's shares. See "--Description of American Depositary Receipts in respect of Preferred Shares."

  Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the Custodian on behalf of the Depositary, which will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the Depositary for distribution to holders of ADRs. In the event that the Custodian is unable to convert immediately the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADRs may be adversely affected by devaluations of the Brazilian currency that occur before such dividends are converted and remitted. Dividends in respect of the Preferred Shares paid to resident and non-resident shareholders, including holders of ADSs, are not currently subject to Brazilian withholding tax. See "Taxation--Brazilian Tax Considerations."

 VOTING RIGHTS

  Each Common Share entitles the holder thereof to one vote at meetings of shareholders of the Registrant. Preferred Shares do not entitle the holder to vote except as set forth below. Holders of Preferred Shares are entitled to attend or to address meetings of shareholders.

  One of the three members of the permanent Audit Committee of the Registrant and his or her alternate are elected by majority vote of the holders of Preferred Shares present at the annual meeting of shareholders at which members of the Audit Committee are elected.

  Brazilian Corporation Law provides that certain nonvoting shares, such as the Preferred Shares, acquire voting rights in the event the Registrant fails for three consecutive fiscal years to pay the Preferred Dividend to which such shares are entitled until such payment is made.

  The Preferred Shares are entitled to full voting rights with respect to (i) the approval of any long-term contract between the Company and its affiliates, on the one hand, and any controlling shareholder of the Company, such shareholder's affiliates and related parties, on the other hand and (ii) resolutions modifying certain provisions of the By-laws. The Preferred Shares are entitled to full voting rights with respect to any resolution submitted to the shareholders' meeting for the delisting of the Registrant ("going private") or during liquidation of the Registrant.

  Any change in the preference, benefits, conditions of redemption and amortization of the Preferred Shares, or the creation of a class of shares having priority or preference over the Preferred Shares, would require the approval of holders of a majority of the outstanding Preferred Shares at a special meeting of holders of Preferred Shares. Such a meeting would be called by publication of a notice in the Gazeta Mercantil and the Diario Oficial da Uniao at least thirty days prior to the meeting but would not generally require any other form of notice.

  In any circumstances in which holders of Preferred Shares are entitled to vote, each Preferred Share will entitle the holder thereof to one vote.

 PREEMPTIVE RIGHTS

  Each shareholder of the Registrant has a general preemptive right to subscribe for shares in any capital increase, in proportion to its shareholding. A period of 30 days following the publication of notice of the capital increase is allowed for exercise of the right, and the right is negotiable. However, a shareholders' meeting is authorized to eliminate preemptive rights with respect to the issuance of new shares, debentures, warrants and founders' shares convertible into new shares up to the limit of the authorized share capital, provided that the distribution of these securities is effected (i) on a stock exchange or in a public offering, (ii) through an exchange of shares in a public offering the purpose of which is to acquire control of another company or (iii) through the use of certain tax incentives.

  In the event of a capital increase which would maintain or increase the proportion of capital represented by Preferred Shares, holders of ADSs, or of Preferred Shares, would have preemptive rights to subscribe only to newly issued Preferred Shares. In the event of a capital increase which would reduce the proportion of capital represented by Preferred Shares, holders of ADSs, or of Preferred Shares, would have preemptive rights to subscribe to Preferred Shares, in proportion to their shareholdings and to Common Shares only to the extent necessary to prevent dilution of their interest in the Registrant.

  Preemptive rights to purchase shares may not be offered to U.S. holders of ADSs unless a registration statement under the Securities Act is effective with respect to the shares underlying such rights, or an exemption from the registration requirements of the Securities Act is available. Consequently, holders of ADSs who are U.S. persons or are located in the United States may be restricted in their ability to participate in the exercise of preemptive rights. See "--Description of American Depositary Receipts--Dividends, Other Distributions and Rights in respect of Preferred Shares."

 RIGHT OF REDEMPTION

  Neither the Common Shares nor the Preferred Shares are redeemable, subject to the right of a dissenting shareholder to seek redemption upon a decision made at a shareholders' meeting by shareholders representing over 50% of the voting shares (i) to change the preference of the Preferred Shares or to create a class of shares having priority or preference over the Preferred Shares, (ii) to modify the mandatory distribution of dividends, (iii) to change the corporate purposes of the Registrant, (iv) to dissolve or liquidate the Registrant, (v) to transfer all of the shares of the Registrant to another company in order to make the Registrant a wholly-owned subsidiary of such company (incorporacao de acoes), (vi) to approve the acquisition of another company, the price of which exceeds certain limits set forth in the Brazilian Corporation Law, and (vii) to merge or consolidate the Registrant with another company, if certain liquidity standards provided in the Brazilian Corporation Law are not met. The right to redemption lapses 30 days after publication of the minutes of the relevant shareholders' meeting or, whenever the resolution requires the approval of the holders of Preferred Shares by vote taken in a special meeting of a majority of the holders of Preferred Shares affected by the resolution, within 30 days from the publication of the minutes of such special meeting.. The Registrant would be entitled to reconsider any action giving rise to redemption rights within 10 days following the expiration of such rights if the redemption of shares of dissenting shareholders would jeopardize the financial stability of the Registrant.

  Unless otherwise provided in the By-laws (which is not the case with the Registrant), shares are redeemable at their book value, determined on the basis of the last annual balance sheet approved by the shareholders. If the shareholders' meeting giving rise to redemption rights occurs more than 60 days after the date of the last annual balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet that is as of a date within 60 days of such shareholders' meeting.

 FORM AND TRANSFER

  Shares of the Registrant are maintained in book-entry form with a transfer agent (the "Transfer Agent") and the transfer of such shares is made in accordance with the applicable provisions of the Brazilian Corporation

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Law, which provides that a transfer of shares is effected by an entry made by the Transfer Agent on its books, debiting the share account of the seller and crediting the share account of the purchaser, against presentation of a written order of the seller, or judicial authorization or order, in an appropriate document which remains in the possession of the Transfer Agent. The Preferred Shares underlying the ADS will be registered on the Transfer Agent's records in the name of the Depositary.

  Transfers of shares by a foreign investor are made in the same way and executed by such investor's local agent on the investor's behalf except that, if the original investment was registered with the Central Bank of Brazil pursuant to the Annex IV Regulations, the foreign investor should also seek amendment, if necessary, through its local agent, of the certificate of registration to reflect the new ownership.

  Each of the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange operates a central clearing system. A holder of shares of the Registrant may choose, at its discretion, to participate in these systems and all shares elected to be put into the system will be deposited in custody with the relevant stock exchange (through a Brazilian institution duly authorized to operate by the Central Bank of Brazil having a clearing account with the relevant stock exchange) and the fact that such shares are subject to custody with the relevant stock exchange will be reflected in the Registrant's register of shareholders. Each participating shareholder will, in turn, be registered in the register of beneficial shareholders of the Registrant maintained by the relevant stock exchange and will be treated in the same way as registered shareholders.

DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS IN RESPECT OF PREFERRED SHARES

  The following is a summary of the material provisions of the deposit agreement (the "Deposit Agreement"), dated as of July 27, 1998 among the Registrant, the Depositary, and the registered holders (the "Owners") and beneficial owners from time to time of ADSs (the "Beneficial Owners"), pursuant to which the ADSs representing Preferred Shares are to be issued. This summary is subject to and qualified in its entirety by reference to the Deposit Agreement, including the form of ADRs. Terms used in this description and not otherwise defined shall have the meanings set forth in the Deposit Agreement. A copy of the Deposit Agreement has been filed as an exhibit to this Registration Statement. Copies of the Deposit Agreement are available for inspection at the Corporate Trust Office of the Depositary, currently located at 101 Barclay Street, New York, NY 10286, and at the office of the agent of the Custodian, currently located at the principal Sao Paulo, Brazil office of Banco Itau. The Depositary's principal executive office is located at 1 Wall Street, New York, NY 10015.

 AMERICAN DEPOSITARY RECEIPTS

  ADRs evidencing ADSs are issuable by the Depositary pursuant to the Deposit Agreement. Each ADR is in registered form and evidences a specified number of ADSs, each ADS representing 1,000 Preferred Shares, or evidence of the right to receive 1,000 Preferred Shares deposited with the Custodian and registered in the name of the Depositary or its nominee (together with any additional Preferred Shares at any time deposited or deemed deposited under the Deposit Agreement and any and all other securities, cash and other property received by the Depositary or the Custodian in respect of such Preferred Shares and at such time held under the Deposit Agreement, the "Deposited Securities"). Only persons in whose names ADRs are registered on the books of the Depositary are treated by the Depositary and the Registrant as Owners.

 DEPOSIT, TRANSFER AND WITHDRAWAL

  The By-laws provide that ownership of capital generally must be evidenced only by a record of ownership maintained by the Registrant or an accredited intermediary, such as a bank, acting as a registrar for the shares. Currently, such function is performed by the Registrant as registrar (the "Registrar"). Accordingly, all references to the deposit, surrender and delivery of the Preferred Shares refer only to book-entry transfers of the Preferred Shares in Brazil. See "--Capital Stock" for a description of the characteristics and rights of the Preferred Shares. All references to the deposit, surrender and delivery of the ADS or the ADRs refer not only to the physical transfer of any certificates representing such ADRs but also to any book-entry transfers.

  The Preferred Shares represented by ADSs were deposited pursuant to the Deposit Agreement by book-entry transfer to an account of the Custodian and registered in the name of the Custodian. The Depositary is the holder of record on the books of the Custodian of all such Preferred Shares.

  The Depositary has agreed, subject to the terms and conditions of the Deposit Agreement, that upon delivery (including by book-entry credit) to the Custodian of the Preferred Shares (or evidence of rights to receive Preferred Shares) and pursuant to appropriate instruments of transfer in a form satisfactory to the Custodian, the Depositary will, upon payment of the fees, charges and taxes provided in the Deposit Agreement, execute and deliver at its Corporate Trust Office to, or upon the written order of, the person or persons named in the notice of the Custodian delivered to the Depositary or requested by the person depositing such Preferred Shares with the Depositary, an ADR or ADRs, registered in the name or names of such person or persons, and evidencing any authorized number of ADSs requested by such person or persons.

  The Depositary will refuse to accept Preferred Shares for deposit whenever it is notified in writing that such deposit would result in any violation of applicable laws. Neither the Depositary nor the Custodian, nor any nominee or person on their behalf, will accept any Restricted ADR evidencing Restricted ADSs issued pursuant to the Restricted Deposit Agreement, or Preferred Shares withdrawn pursuant to the Restricted Deposit Agreement for the purpose of deposit under the Deposit Agreement, or issue ADSs or ADRs against delivery thereof, as long as such Restricted ADSs, Restricted ADRs or Preferred Shares are or may be deemed restricted securities within the meaning of Rule 144(a)(3) under the Securities Act.

  Upon surrender at the Corporate Trust Office of the Depositary of an ADR for the purpose of withdrawal of the Deposited Securities represented by the ADSs evidenced by such ADR and upon payment of the fees of the Depositary, governmental charges and taxes provided in the Deposit Agreement, and subject to the terms and conditions of the Deposit Agreement, the By-laws, the Deposited Securities and applicable law, the Owner of such ADR will be entitled to book-entry credit with the Registrar together with physical delivery (if physical delivery is permitted under the By-laws), to him or upon his order, as permitted by applicable law, of the amount of Deposited Securities at the time represented by the ADS or ADSs evidenced by such ADR. Any forwarding of share certificates (if any), other securities, property, cash and other documents of title for such delivery will be at the risk and expense of the Owner.

  Subject to the terms and conditions of the Deposit Agreement and any limitations that may be established by the Depositary and unless requested by the Registrant to cease doing so, the Depositary may execute and deliver ADRs prior to the receipt of Preferred Shares (a "Pre-Release"), may deliver Preferred Shares upon the receipt, and cancellation of ADRs which have been Pre-Released, whether or not such cancellation is prior to the termination of such Pre-Release or the Depositary knows that such ADR has been Pre-Released, and may receive ADRs in lieu of Preferred Shares in satisfaction of a Pre-Release.

  Each Pre-Release must be (a) preceded or accompanied by a written representation and agreement from the person to whom the ADRs are to be delivered (the "Pre-Releasee") that the Pre-Release or its customer (i) owns the Preferred Shares or ADRs to be remitted, as the case may be, (ii) assigns all beneficial right, title and interest in such Preferred Shares or ADRs, as the case may be, to the Depositary for the benefit of the Owners and (iii) agrees in effect to hold such Preferred Shares or ADRs, as the case may be, for the account of the Depositary until delivery of the same upon the Depositary's request, (b) at all times fully collateralized with cash or U.S. government securities, (c) terminable by the Depositary on not more than five business days' notice and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The Depositary will set limits with respect to Pre-Release transactions to be entered into hereunder with any particular Pre-Releasee on a case by case basis as the Depositary deems appropriate. The collateral referred to in clause (b) above shall be held by the Depositary for the benefit of the Owners as security for the performance of the Pre-Releasee's obligations to the Depositary in connection with a Pre-Release transaction, including the Pre-Release's obligation to deliver Preferred Shares or ADRs upon termination of a Pre-Release transaction.

  The Depositary will also limit the number of ADRs involved in such Pre-Release transactions so that Preferred Shares not deposited but represented by ADSs outstanding at any time as a result of Pre-Releases will not normally exceed thirty percent (30%) of the ADSs outstanding (without giving effect to ADSs evidenced by ADRs outstanding as a result of the Pre-Release), but the Depositary reserves the right to disregard such limit from time to time as it deems appropriate and may, with the prior written consent of the Registrant, change such limit for purposes of general application. The Depositary may retain for its own account any compensation received by it in connection with the foregoing. Neither the Registrant nor the Custodian shall incur any liability to Owners of ADRs as a result of such transactions.

 DIVIDENDS, OTHER DISTRIBUTIONS AND RIGHTS

  The Depositary is required to convert, as promptly as practicable and, in any event, within one business day of its receipt thereof, into U.S. dollars, all cash dividends or other distributions, net proceeds from the sale of securities, property or rights, denominated in any currency other than U.S. dollars that it receives in respect of the deposited Preferred Shares if permitted under applicable laws and the Depositary determines that such conversion into U.S. dollars and transfer to the United States can be effected on a reasonable basis. If at the time of conversion, the resulting U.S. dollars can, pursuant to applicable law, be transferred out of Brazil for distribution, the Depositary will as promptly as practicable distribute the amount received to the Owner entitled thereto in proportion to the number of ADSs evidenced by such Owner's ADRs without regard to any distinctions among Owners on account of exchange restrictions or otherwise. The amount distributed will be reduced by any amounts to be withheld by the Registrant, the Depositary or the Custodian, including amounts on account of any applicable taxes and certain other expenses. For further details about applicable taxes, see "Taxation."

  If such conversion, transfer or distribution can be effected only with the approval or license of any government or agency thereof, the Depositary will file as promptly as practicable such application for approval or license; however, the Depositary will be entitled to rely upon Brazilian local counsel in such matters, which counsel will be instructed to act as promptly as possible. If, pursuant to applicable law, any foreign currency received by the Depositary or the Custodian cannot be converted to U.S. dollars, or if any approval or license of any government or agency thereof that is required for such conversion is denied or, in the opinion of the Depositary, cannot be promptly obtained at a reasonable cost, the Depositary will, (a) as to the portion of the foreign currency that is convertible into U.S. dollars, make such conversion and (i) if permitted by applicable law, transfer such U.S. dollars to the United States and distribute them to the Owners entitled thereto or (ii) to the extent that such transfer is not permitted, hold such U.S. dollars for the benefit of the Owners entitled thereto, uninvested and without liability for interest thereon and (b) as to the nonconvertible balance, if any, (i) if requested in writing by an Owner, distribute or cause the Custodian to distribute the foreign currency (or an appropriate document evidencing the right to receive such foreign currency) received by the Depositary or the Custodian to such Owner and (ii) the Depositary shall hold or will cause the Custodian to hold any amounts of nonconvertible foreign currency not distributed pursuant to the immediately preceding subclause (i) uninvested and without liability for the interest thereon for the respective accounts of the Owners entitled to receive the same, uninvested and without liability for the interest thereon.

  If the Registrant declares a dividend in, or free distribution of, additional Preferred Shares with respect to the Preferred Shares represented by the ADSs, the Depositary may, or will if the Registrant so requests, distribute as promptly as practicable to the Owners of outstanding ADRs entitled thereto, in proportion to the number of ADSs evidenced by their respective ADRs, additional ADRs evidencing an aggregate number of ADSs that represents the number of Preferred Shares received as such dividend or free distribution, subject to the terms and conditions of the Deposit Agreement with respect to the deposit of Preferred Shares and the issuance of ADSs evidenced by ADRs, including the withholding of any tax or other governmental charge and the payment of fees of the Depositary.

  The Depositary may withhold any such distribution of ADRs if it has not received satisfactory assurances from the Registrant that such distribution does not require registration under the Securities Act or is exempt from registration under the provisions of such Act. In lieu of delivering ADRs for fractional ADSs in the event of any such dividend or free distribution, the Depositary will sell the amount of Preferred Shares represented by the aggregate of such fractions and distribute the net proceeds in accordance with the Deposit Agreement. If additional ADRs are not so distributed, each ADS will thereafter also represent the additional Preferred Shares distributed upon the Deposited Securities represented thereby.

  If the Registrant offers, or causes to be offered, to the holders of Preferred Shares any rights to subscribe for additional Preferred Shares or any rights of any other nature, the Depositary, after consultation with the Registrant, will have discretion as to the procedure to be followed in making such rights available to Owners or in disposing of such rights for the benefit of such Owners and making the net proceeds available to such Owners. If, by the terms of such rights offering for any other reason, it would be unlawful for the Depositary may not either make such rights available to any Owners or dispose of such rights and make the net proceeds available to such Owners, then the Depositary will allow the rights to lapse. If at the time of the offering of any rights, the Depositary determines in its discretion that it is lawful and feasible to make such rights available to all or certain Owners, the Depositary may, and at the request of the Company will, distribute to any Owners to whom it determines the distribution to be lawful and feasible, in proportion to the number of ADSs held by such Owner, warrants or other instruments therefor in such form as it deems appropriate.

  If the Depositary determines that it is not lawful or feasible to make such rights available to all or certain Owners, it may, and at the request of the Registrant, will use its best efforts that are reasonable under the circumstances to, sell the rights, warrants or other instruments in proportion to the number of ADSs held by the Owners to whom it has determined it may not lawfully or feasibly make such rights available, and allocate net proceeds of such sales for the account of such Owners otherwise entitled to such rights, warrants or other instruments, upon an averaged or other practical basis without regard to any distinctions among such Owners because of exchange restrictions or the date of delivery of any ADR or ADRs or otherwise. The Depositary will not be responsible for any failure to determine that it may be lawful or feasible to make such rights available to Owners in general or any Owner or Owners in particular.

  In circumstances in which rights would not otherwise be distributed, if an Owner requests the distribution of warrants or other instruments in order to exercise the rights allocable to the ADSs of such Owner, the Depositary will promptly make such rights available to such Owner upon written notice from the Registrant to the Depositary that (a) the Registrant has elected in its sole discretion to permit such rights to be exercised and (b) such Owner has executed such documents as the Registrant has determined in its sole discretion are reasonably required under applicable law. Upon instruction pursuant to such warrants or other instruments to the Depositary from such Owner to exercise such rights, upon payment by such Owner to the Depositary for the account of such Owner of an amount equal to the purchase price of the Preferred Shares to be received in exercise of the rights, and upon payment of the fees of the Depositary as set forth in such warrants or other instruments, the Depositary will, on behalf of such Owner, exercise the rights and purchase the Preferred Shares, and the Registrant will cause the Preferred Shares so purchased to be delivered to the Depositary on behalf of such Owner. As agent for such Owner, the Depositary will cause the Preferred Shares so purchased to be deposited, and will execute and deliver ADRs to such Owner, pursuant to the Deposit Agreement. Such a disposal of rights may reduce the Owners' proportionate equity interest in the Registrant.

  The Depositary will not offer rights to Owners having an address of record in the United States unless a registration statement under the Securities Act is in effect with respect to such rights and the Securities to which such rights relate or unless the offering and sale thereof to such Owners are exempt from registration under the Securities Act; however, the Registrant will have no obligation to file a registration statement under the Securities Act to make available to Owners any right to subscribe for or to purchase any of the Securities.

  Whenever the Depositary receives any distribution other than cash, Preferred Shares or rights in respect of the Deposited Securities, the Depositary will, as promptly as practicable, cause the securities or property received by it to be distributed to the Owners entitled thereto, after deduction or upon payment of any fees and expenses of the Depositary or any taxes or other governmental charges, in proportion to their holdings, respectively, in any manner that the Depositary may deem equitable and practicable for accomplishing such distribution; provided, however, that if in the opinion of the Depositary such distribution cannot be made proportionately among the Owners entitled thereto, or if for any other reason (including, but not limited to, any requirement that the Registrant or the Depositary withhold an amount on account of taxes or other governmental charges or that such securities must be registered under the Securities Act, in order to be distributed to Owners) the Depositary deems such distribution not to be feasible, the Depositary may, after consultation with the Registrant, adopt such method as it may deem equitable and practicable for the purpose of effecting such distribution, including, but not limited to, the public or private sale of the securities or property thus received, or any part thereof, and the net proceeds of any such sale (net of the fees and expenses of the Depositary) will be distributed by the Depositary to the Owners entitled thereto as in the case of a distribution received in cash.

  In connection with any distribution to Owners, the Registrant will remit to the appropriate governmental authority or agency all amounts (if any) required to be withheld by the Registrant and owing to such authority or agency by the Registrant; and the Depositary and the Custodian will remit to the appropriate governmental authority or agency all amounts (if any) required to be withheld and owing to such authority or agency by the Depositary or Custodian. If the Depositary determines that any distribution of property other than cash (including Preferred Shares and rights to subscribe therefor) is subject to any tax or governmental charge that the Depositary is obligated to withhold, the Depositary may, by public or private sale, dispose of all or a portion of such property in such amounts and in such manner as the Depositary deems necessary and practicable to pay such taxes or governmental charges, and the Depositary will distribute the net proceeds of any such sale or the balance of any such property after deduction of such taxes or governmental charges to the Owners entitled thereto in proportion to the number of ADSs held by them, respectively.

  Upon any change in nominal or par value, or split-up, consolidation or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Registrant or to which it is a party, any Preferred Shares or other securities that will be received by the Depositary or the Custodian in exchange for, in conversion of, or in respect of Deposited Securities will be treated as new Deposited Securities under the Deposit Agreement, and ADSs will thenceforth represent, in addition to the existing Deposited Securities, the right to receive the new Deposited Securities so received in exchange or conversion, unless additional ADRs are delivered pursuant to the following sentence. In any such case the Depositary may, and will if the Company so requests, execute and deliver additional ADRs as in the case of a distribution in Preferred Shares, or call for the surrender of outstanding ADRs to be exchanged for new ADRs specifically describing such new Deposited Securities.

 RECORD DATES

  Whenever any cash dividend or other cash distribution shall become payable, or whenever any distribution other than cash shall be made, or whenever rights shall be issued with respect to the Deposited Securities, or whenever for any reason the Depositary causes a change in the number of Preferred Shares that are represented by each ADS or whenever the Depositary shall receive notice of any meeting of holders of Preferred Shares or other Deposited Securities, or whenever the Depositary shall find it necessary or convenient, the Depositary will fix a record date, which date shall, to the extent practicable, be either the same date as the record date fixed by the Registrant or, if different from the record date fixed by the Registrant, fixed after consultation with the Registrant, (a) for the determination of the Owners who will be (i) entitled to receive such dividend, distribution of rights, or the net proceeds of the sale thereof, or (ii) entitled to give instructions for the exercise of voting rights at any such meeting, or (b) on or after which such ADS will represent the changed number of Preferred Shares, all subject to the provisions of the Deposit Agreement.

 VOTING OF THE DEPOSITED SECURITIES

  Preferred Shares do not entitle the holders thereof to vote on any matter presented to a vote of shareholders of the Registrant except as set forth under "--Capital Stock--Voting Rights." With respect to the circumstances set forth thereunder and if, in the future, the terms of the Preferred Shares should be revised or amended so as to provide for voting rights, or should the Preferred Shares obtain voting rights pursuant to the Brazilian Corporation Law or through any change in the laws, rules, or regulations applicable to such shares or through any change in interpretation of such laws, the following shall apply.

  As soon as practicable after receipt of notice of any meeting or solicitation of consents or proxies of holders of Preferred Shares or other Deposited Securities, if requested in writing by the Registrant, the Depositary will, as soon as practicable thereafter, mail to all Owners a notice, the form of which notice will be in the sole discretion of the Depositary, containing (a) the information included in such notice of meeting received by the Depositary from the Registrant (or a summary in English of the notice of such meeting),
(b) a statement that the Owners as of the close of business on a specified record date will be entitled, subject to any applicable provision of Brazilian law, the By-laws and the provisions of the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Preferred Shares or other Deposited Securities represented by their respective ADSs and (c) a statement as to the manner in which such instructions may be given, including an express indication that instructions may be given or deemed given in accordance with the last sentence of this paragraph if no instruction is received, to the Depositary to give a discretionary proxy to a person designated by the Registrant. Upon the written request of an Owner on such record date, received on or before the date established by the Depositary for such purpose, the Depositary will endeavor, insofar as practicable, to vote or cause to be voted the amount of Preferred Shares or other Deposited Securities represented by the ADSs evidenced by such ADRs in accordance with the instructions set forth in such request. The Depositary may not itself exercise any voting discretion over any Preferred Shares. If the Depositary does not receive instructions from an Owner on or before the date established by the Depositary for such purpose, the Depositary will deem such Owner to have instructed the Depositary to give a discretionary proxy to a person designated by the Registrant to vote the underlying Preferred Shares, provided that no such discretionary proxy will be given with respect to any matter as to which the Registrant informs the Depositary that
(i) the Registrant does not wish such proxy given, (ii) substantial opposition exists or (iii) the rights of holders of Preferred Shares will be materially and adversely affected. Under Brazilian law the Depositary may vote the Preferred Shares or other Deposited Securities represented by ADSs and evidenced by ADRs in accordance with the instructions of the Owners even if those instructions differ among such Owners.

  Owners are not entitled to attend meetings of shareholders. An Owner of ADRs wishing to do so must cancel its ADRs and obtain delivery of the underlying shares, registered in the name of such Owner, prior to the record date for attendance at such meeting.

 REPORTS AND OTHER COMMUNICATIONS

  The Depositary will make available for inspection by Owners at its Corporate Trust Office any reports and communications, including any proxy soliciting material, received from the Registrant, which are both (a) received by the Depositary as the holder of the Deposited Securities and (b) made generally available to holders of such Deposited Securities by the Registrant. The Depositary will also send to Owners copies of such reports when furnished by the Registrant pursuant to the Deposit Agreement. Any such reports and communications furnished to the Depositary by the Registrant will be furnished in English, to the extent that such materials are required to be translated into English pursuant to any regulations of the Commission.

 AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

  The form of the ADRs and any provision of the Deposit Agreement may at any time and from time to time be amended by agreement between the Registrant and the Depositary in any respect which they may deem necessary or desirable. Any amendment that imposes or increases any fees or charges (other than taxes and other governmental charges, registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or which otherwise prejudices any substantial existing rights of Owners, will not take effect as to the outstanding ADRs until the expiration of 30 days after notice of such amendment has been given to the Owners of outstanding ADRs. Every Owner and Beneficial Owner at the time such amendment becomes effective will be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. In no event will any amendment impair the right of any Owner to surrender his ADR and receive therefor the Preferred Shares and other property represented thereby, except to comply with mandatory provisions of applicable law.

  The Depositary will at any time at the direction of the Registrant terminate the Deposit Agreement by mailing notice of such termination to the Owners then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement by mailing notice of such termination to the Registrant and the Owners, if at any time after 60 days have expired after the Depositary shall have delivered written notice of its election to resign to the Registrant, a successor depositary shall not have been appointed and accepted its appointment, in accordance with the terms of the Deposit Agreement. If any ADRs remain outstanding after the date of termination, the Depositary thereafter will discontinue the registration of transfer of ADRs, will suspend the distribution of dividends to the holders thereof and will not give any further notices or perform any further acts under the Deposit Agreement, except for (1) the collection of dividends and other distributions pertaining to the Deposited Securities, (2) the sale of rights and other property and (3) the delivery of Preferred Shares, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADRs (after deducting, in each case, the fees of the Depositary for the surrender of an ADR and other expenses set forth in the Deposit Agreement and any applicable taxes or governmental charges).

  At any time after the expiration of one year from the date of termination, the Depositary may sell the Deposited Securities then held thereunder and hold uninvested the net proceeds of such sale, together with any other cash, unsegregated and without liability for interest, for the pro rata benefit of the Owners that have not theretofore surrendered their ADRs, such Owners thereupon becoming general creditors of the Depositary with respect to such net proceeds. After making such sale, the Depositary will be discharged from all obligations under the Deposit Agreement, except to account for net proceeds and other cash (after deducting, in each case, the fee of the Depositary and other expenses set forth in the Deposit Agreement for the surrender of an ADR and any applicable taxes or other governmental charges) and certain indemnification obligations. Upon termination of the Deposit Agreement, the Registrant will also be discharged from all obligations thereunder, except for certain obligations to the Depositary.

 CHARGES OF DEPOSITARY

  The Depositary will charge (to the extent permitted by applicable law) any party depositing or withdrawing Preferred Shares or any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADRs or Deposited Securities or a distribution of ADRs pursuant to the Deposit Agreement), whichever is applicable: (1) taxes and other governmental charges, (2) such registration fees as may from time to time be in effect for the registration of transfers of Preferred Shares generally on the register of the Registrant or the Registrar and applicable to transfers of Preferred Shares to the name of the Depositary or its nominee or the Custodian or its nominee on the making of deposits or withdrawals under the Deposit Agreement, (3) such cable, telex and facsimile transmission expenses as are expressly provided in the Deposit Agreement to be at the expense of persons depositing Preferred Shares or Owners, (4) such expenses as are incurred by the Depositary in the conversion of foreign currency pursuant to the Deposit Agreement, (5) a fee not in excess of $5.00 per 100 ADSs (or portion thereof) for the execution and delivery of ADRs pursuant to the Deposit Agreement and the surrender of ADRs pursuant to the Deposit Agreement,
(6) a fee for the distribution of proceeds of sales of securities or rights pursuant to the Deposit Agreement, such fee (which may be deducted from such proceeds) being in an amount equal to the lesser of (i) the fee for issuance of ADSs referred to above which would have been charged as a result of the deposit of such securities (for purposes of this clause treating all such securities as if they were Preferred Shares) or Preferred Shares received in exercise of rights distributed to them pursuant to the Deposit Agreement, but which securities or rights are instead sold by the Depositary and the net proceeds distributed and (ii) the amount of such proceeds.

  The Depositary, pursuant to the Deposit Agreement, may own and deal in any class of securities of the Company and its affiliates and in ADRs.

 LIABILITY OF OWNERS OR BENEFICIAL OWNERS FOR TAXES OR OTHER CHARGES

  If any tax or other governmental charge shall become payable by the Custodian, the Depositary or its nominee with respect to any ADR or any Deposited Securities represented by the ADSs evidenced by such ADR, such tax or other governmental charge will be payable by the Owner or Beneficial Owner of such ADR. The

Depositary may refuse to effect registration of transfer of such ADR or any split-up or combination thereof or any withdrawal of Deposited Securities underlying such ADR until such payment is made, and may withhold any dividends or other distributions or may sell for the account of such Owner or Beneficial Owner any part or all of the Deposited Securities underlying such ADR and may apply such dividends or distributions or the proceeds of any such sale in payment of any such tax or other governmental charge (and any taxes or expenses arising out of such sale) and the Owner or Beneficial Owner of such ADR will remain liable for any deficiency.

 LIMITATION ON EXECUTION, DELIVERY, TRANSFER AND SURRENDER OF ADRS

  The ADRs are transferable on the books of the Depositary, provided that the Depositary may close the transfer books after consultation with the Registrant to the extent practicable at any time or from time to time when deemed expedient by it in connection with the performance of its duties or at the request of the Registrant.

  As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any ADR, the delivery of any distribution thereon or the withdrawal of Deposited Securities, the Depositary, the Registrant, the Custodian or the Registrar may require payment from the depositor of Preferred Shares or the presenter of the ADR of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto (including any such tax, charge or fee with respect to Preferred Shares being deposited or withdrawn) and payment of any other applicable fees provided for in the Deposit Agreement. The Depositary may refuse to deliver ADRs, register the transfer of any ADR or make any distribution of, or related to, the Preferred Shares until it has received such proof of citizenship, residence, exchange control approval, compliance with all applicable laws or regulations, or other information as it may reasonably deem necessary or proper. The delivery, transfer, registration of transfer, split-up, combination and surrender of ADRs generally may be suspended or refused during any period when the transfer books of the Depositary, the Registrant or the Registrar are closed or if any such action is deemed necessary or advisable by the Depositary or the Registrant, at any time or from time to time.

  The Depositary will keep books, at its Corporate Trust Office, for the registration and transfer of ADRs, which at all reasonable times will be open for inspection by the Owners, provided that such inspection will not be for the purpose of communicating with Owners in the interest of a business or object other than the business of the Registrant or a matter related to the Deposit Agreement or the ADRs.

  The Depositary may upon notice to the Registrant appoint one or more co-transfer agents reasonably acceptable to the Registrant for the purpose of effecting transfers, combinations and split-ups of ADRs at designated transfer offices on behalf of the Depositary. In carrying out its functions, a co-transfer agent may require evidence of authority and compliance with applicable laws and other requirements by Owners or persons entitled to ADRs and will be entitled to protection and indemnity to the same extent as the Depositary.

 LIMITATION OF LIABILITY

  Neither the Depositary nor the Registrant nor any of their respective directors, employees, agents or affiliates will be liable to any Owners or Beneficial Owners of ADRs if by reason of any provision of any present or future law or regulation of the United States, Brazil or any other country, or of any other governmental or regulatory authority or stock exchange, or by reason of any provision, present or future, of the By-laws, or by reason of any act of God or war or other circumstance beyond its control, the Depositary or the Registrant or any of their respective directors, employees, agents, or affiliates shall be prevented, delayed or forbidden from, or be subject to any civil or criminal penalty on account of, doing or performing any act or thing which by terms of the Deposit Agreement it is provided will be done or performed; nor will the Depositary or the Registrant incur any liability to any Owner or Beneficial Owner of any ADR by reason of any nonperformance or delay, caused as aforesaid, in the performance of any act or thing which by the terms of the Deposit Agreement it is provided will or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for under the Deposit Agreement. Where, by the terms of a distribution pursuant to the Deposit Agreement, or an offering or distribution pursuant to the Deposit Agreement, or for any other reason, the Depositary is prevented or prohibited from making such distribution or offering available to Owners, and the Depositary is prevented or prohibited from making such distribution or offering on behalf of such Owners and making the net proceeds available to such Owners, then the Depositary, after consultation with the Registrant, will not make such distribution or offering, and will allow the rights, if applicable, to lapse.

  The Registrant and the Depositary assume no obligation nor will they be subject to any liability under the Deposit Agreement to Owners or Beneficial Owners of ADRs, except that they agree to perform their respective obligations specifically set forth under the Deposit Agreement without negligence or bad faith.

 GOVERNING LAW

  The Deposit Agreement is governed by the laws of the State of New York.

                                   PART III

ITEM 15: DEFAULTS UPON SENIOR SECURITIES

  The Company is party to certain credit agreements that contain covenants restricting, among other things, (i) the ability of Telebras to dispose of all or a substantial part of its assets or to cease to control a company that was an operating subsidiary of the Telebras System and (ii) the ability of the Federal Government to dispose of its controlling interest in the Telebras System. The Breakup of Telebras on May 22, 1998, the privatization of the New Holding Companies on July 29, 1998 and the announced liquidation of Telebras constitute events of default under such credit agreements. In addition, most of the Company's other credit agreements include cross-default provisions and cross-acceleration provisions that would permit the holders of such indebtedness to declare the indebtedness to be in default and to accelerate the maturity thereof if a significant portion of the principal amount of the Company's debt is in default or accelerated. The total amount of the Company's outstanding debt as of December 31, 1997 which is currently or expected to be in default is approximately R$45.9 million. The Company is currently in negotiations with its third-party creditors with respect to this indebtedness. Although none of the Company's creditors has notified the Company that it intends to pursue its rights and remedies with respect to these defaults, there can be no assurance that the Company will be able to obtain waivers or that the creditors will not exercise their rights and remedies under the credit agreements.

ITEM 16: CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
SECURITIES

  Not applicable.

                                    PART IV

ITEM 17: CONSOLIDATED FINANCIAL STATEMENTS

  The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18: CONSOLIDATED FINANCIAL STATEMENTS

  Reference is made to pages F-1 through F-43.

ITEM 19: CONSOLIDATED FINANCIAL STATEMENTS AND EXHIBITS

  (a) The following Financial Statements are filed as part of this Form 20-F:

    Independent Auditors' Report

    Consolidated Balance Sheets as of December 31, 1996 and 1997

    Consolidated Statements of Income for the Years Ended December 31, 1995, 1996 and 1997

    Consolidated Statements of Cash Flows for the Years Ended December 31, 1995, 1996 and 1997

    Consolidated Statements of Changes in Shareholders' Equity for the Years
       Ended December 31, 1995, 1996 and 1997

    Notes to the Consolidated Financial Statements

  (b) Exhibits

     1.1 Charter of the Registrant

     1.2 Charter of the Registrant (English translation)

     2.1 Deposit Agreement dated as of July 27, 1998 among the Registrant, The Bank of New York, as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder

    10.1 Standard Concession Agreement for Local, Switched, Fixed-Line Telephone Service and Schedule of Omitted Concession Agreements

    10.2 Standard Concession Agreement for Local, Switched, Fixed-Line Telephone Service and Schedule of Omitted Concession Agreements (English translation)

    10.3 Standard Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service and Schedule of Omitted Concession Agreements

    10.4 Standard Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service and Schedule of Omitted Concession Agreements (English translation)

    23.1 Consent of KPMG Peat Marwick

                                  SIGNATURES

  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing this registration statement on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Tele Centro Sul Participacoes S.A.

                                             /s/ Ari Joaquim da Silva
                                          By:__________________________________
                                            Name: Ari Joaquim da Silva
                                            Title: President

                                             /s/ Giorgio Bampi
                                          By: _________________________________
                                            Name: Giorgio Bampi
                                            Title: Support Executive Officer

Dated: September 18, 1998

                       TELE CENTRO SUL PARTICIPACOES S.A.

                       CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                                    CONTENTS

Independent Auditors' Report..................................              F-2
Consolidated Balance Sheets...................................              F-3
Consolidated Statements of Income.............................              F-5
Consolidated Statements of Cash Flows.........................              F-6
Consolidated Statements of Changes in Shareholders' Equity....              F-7
Notes to the Consolidated Financial Statements................ F-8 through F-43

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Tele Centro Sul Participacoes S.A.
Brasilia--DF

  We have audited the accompanying consolidated balance sheets of Tele Centro Sul Participacoes S.A. as of December 31, 1996 and 1997, and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards in Brazil, which do not differ in any material respects from generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tele Centro Sul Participacoes S.A. as of December 31, 1996 and 1997, and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with accounting principles generally accepted in Brazil, including continued recognition of the effects of changes in the purchasing power of the Brazilian currency as discussed in
Note 2.

  Generally accepted accounting principles in Brazil vary in certain respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected results of operations for each of the years in the two-year period ended December 31, 1997 and shareholders' equity as of December 31, 1996 and 1997 to the extent summarized in Note 29 of the consolidated financial statements.

July 17, 1998

Brasilia, Brazil
KPMG Peat Marwick

                       TELE CENTRO SUL PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

                          CONSOLIDATED BALANCE SHEETS

                        AS AT DECEMBER 31, 1996 AND 1997
     (IN THOUSANDS OF CONSTANT BRAZILIAN REAIS--R$ OF DECEMBER 31, 1997 AND
                         THOUSANDS OF US DOLLARS--US$)

                                                          DECEMBER 31
                                               ---------------------------------
                                                 1996      1997        1997
                                          NOTE    R$        R$          US$
                                          ---- --------- --------- -------------
                                                                     UNAUDITED
                                                                   (SEE NOTE 2B)
Current assets:
Cash and cash equivalents:
 Deposits with Banco do Brasil S.A. ....   24    234,956   138,239     123,826
 Other cash and cash equivalents........   10     29,235    25,041      22,430
Accounts receivable:
 Trade, net.............................   11    328,816   379,297     339,750
 Receivable from related parties........   24      9,033     6,941       6,217
Deferred and recoverable taxes..........   12     67,327   114,232     102,322
Other assets:
 Other accounts receivable from related
  parties...............................   24      1,854     1,998       1,790
 Other..................................   13     81,897    71,495      64,040
                                               --------- ---------   ---------
 Total current assets...................         753,118   737,243     660,375
                                               --------- ---------   ---------
Noncurrent assets:
 Deferred and recoverable taxes.........   12     56,084    64,097      57,414
 Other..................................   13     50,404    83,998      75,240
                                               --------- ---------   ---------
 Total noncurrent assets................         106,488   148,095     132,654
                                               --------- ---------   ---------
Permanent assets:
 Investments............................   14     23,149    28,690      25,699
 Property, plant and equipment, net.....   15  5,963,131 6,444,519   5,772,590
                                               --------- ---------   ---------
 Total permanent assets.................       5,986,280 6,473,209   5,798,289
                                               --------- ---------   ---------
Net assets of discontinued operations...   2d    684,261 1,122,409   1,005,382
                                               --------- ---------   ---------
 Total assets...........................       7,530,147 8,480,956   7,596,700
                                               --------- ---------   ---------

      See the accompanying notes to the consolidated financial statements.

                       TELE CENTRO SUL PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

                    CONSOLIDATED BALANCE SHEETS--(CONTINUED)

                        AS AT DECEMBER 31, 1996 AND 1997
     (IN THOUSANDS OF CONSTANT BRAZILIAN REAIS--R$ OF DECEMBER 31, 1997 AND
                         THOUSANDS OF US DOLLARS--US$)

                                                         DECEMBER 31
                                              ---------------------------------
                                                1996      1997        1997
                                        NOTE     R$        R$          US$
                                       ------ --------- --------- -------------
                                                                    UNAUDITED
                                                                  (SEE NOTE 2B)
Current liabilities:
Payroll and related accruals.........      16   106,973   102,117      91,470
Accounts payable and accrued
 expenses:
 Payable to related parties..........      24    31,062    30,522      27,339
 Other...............................           173,575   149,288     133,723
Taxes other than income taxes........      17   105,982   138,449     124,014
Income taxes.........................       8    87,726    48,733      43,652
Dividends:
 Payable to Telebras.................  18, 24   137,317   139,748     125,177
 Other...............................      18    33,120    65,127      58,337
Loans and financing:
 Payable to Telebras.................      24    64,649    95,748      85,765
 Other financing.....................      19    39,542    14,666      13,137
Provisions for contingencies.........      20    82,012   102,190      91,535
Other liabilities:
 Due to related parties..............      24     8,748     4,189       3,752
 Other liabilities...................            17,826    25,606      22,936
                                              --------- ---------   ---------
 Total current liabilities...........           888,532   916,383     820,837
                                              --------- ---------   ---------
Noncurrent liabilities:
Income taxes.........................       8   169,022   255,879     229,200
Loans and financing:
 Payable to Telebras.................  19, 24    47,466   152,748     136,821
 Other financing.....................      19    94,888    31,246      27,989
Provision for pensions...............      21   123,044   127,887     114,553
Provisions for contingencies.........      20    23,286    25,247      22,615
Other liabilities....................               809       891         798
                                              --------- ---------   ---------
 Total noncurrent liabilities........           458,515   593,898     531,976
                                              --------- ---------   ---------
Minority interests...................       2   863,798 1,375,041   1,231,675
                                              --------- ---------   ---------
Shareholders' equity:
 Capital and reserves................         3,996,807 4,221,163   3,781,048
 Retained earnings...................           971,847 1,189,663   1,065,625
                                              --------- ---------   ---------
Total shareholders' equity...........      22 4,968,654 5,410,826   4,846,673
                                              --------- ---------   ---------
Funds for capitalization:
 Expansion plan contributions........           347,358   173,876     155,747
 Other funds.........................             3,290    10,932       9,792
                                              --------- ---------   ---------
 Total funds for capitalization......           350,648   184,808     165,539
                                              --------- ---------   ---------
 Total liabilities and shareholders'
  equity.............................         7,530,147 8,480,956   7,596,700
                                              ========= =========   =========

      See the accompanying notes to the consolidated financial statements.

                       TELE CENTRO SUL PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

                       CONSOLIDATED STATEMENTS OF INCOME

                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
     (IN THOUSANDS OF CONSTANT BRAZILIAN REAIS--R$ OF DECEMBER 31, 1997 AND
                         THOUSANDS OF US DOLLARS--US$)

                                           YEARS ENDED DECEMBER 31
                                ------------------------------------------------
                                  1995        1996        1997         1997
                           NOTE    R$          R$          R$           US$
                           ---- ---------  ----------  ----------  -------------
                                                                     UNAUDITED
                                                                   (SEE NOTE 2B)
Net operating revenue
 from telecommunication
 services:
  Services provided to
   third parties.........    4  1,502,152   1,911,907   2,120,516    1,899,423
  Services provided to
   the Telebras operating
   companies.............   24     91,549     168,068     235,096      210,584
                                ---------  ----------  ----------   ----------
                                1,593,701   2,079,975   2,355,612    2,110,007
Cost of services:
  Provided by third
   parties...............    5   (930,219) (1,001,786) (1,049,429)    (940,011)
  Provided by the
   Telebras operating
   companies.............   24    (67,413)   (109,310)   (189,562)    (169,798)
                                ---------  ----------  ----------   ----------
                                 (997,632) (1,111,096) (1,238,991)  (1,109,809)
                                ---------  ----------  ----------   ----------
Gross profit.............         596,069     968,879   1,116,621    1,000,198
Operating expenses:
  Selling expense........        (153,870)   (174,079)   (229,555)    (205,621)
  General and
   administrative
   expense...............        (318,507)   (351,471)   (380,776)    (341,075)
  Other net operating
   income................    6     94,512     130,839     148,326      132,861
                                ---------  ----------  ----------   ----------
Operating income from
 continuing operations
 before interest
 income/expense .........         218,204     574,168     654,616      586,363
Allocated interest
 expense.................         (17,697)    (10,125)    (34,864)     (31,229)
                                ---------  ----------  ----------   ----------
Operating income from
 continuing operations
 before unallocated
 interest income/expense
 ........................         200,507     564,043     619,752      555,134
Net nonoperating
 expense.................    7     (1,348)    (16,433)    (25,094)     (22,478)
Employees' profit share..          (8,475)    (17,068)    (26,524)     (23,759)
                                ---------  ----------  ----------   ----------
Income from continuing
 operations, before
 unallocated interest
 income/expense, taxes
 and minority interests
 ........................         190,684     530,542     568,134      508,897
Income from discontinued
 cellular operations,
 before unallocated
 interest income/expense,
 taxes and
 minority interests......   2d    149,135     297,274     341,636      306,016
Unallocated interest
 income..................          40,418      60,612      61,913       55,458
Unallocated interest
 expense.................          (3,678)     (1,488)     (2,870)      (2,571)
                                ---------  ----------  ----------   ----------
Income before taxes and
 minority interests......         376,559     886,940     968,813      867,800
Income and social
 contribution taxes......    8   (164,519)   (231,713)   (266,949)    (239,116)
                                ---------  ----------  ----------   ----------
Income before minority
 interests...............         212,040     655,227     701,864      628,684
Minority interests.......   2c    (26,910)    (92,925)   (138,599)    (124,148)
                                ---------  ----------  ----------   ----------
Net income...............         185,130     562,302     563,265      504,536
                                =========  ==========  ==========   ==========

      See the accompanying notes to the consolidated financial statements.

                       TELE CENTRO SUL PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                (IN THOUSANDS OF CONSTANT BRAZILIAN REAIS--R$ OF
              DECEMBER 31, 1997 AND THOUSANDS OF US DOLLARS--US$)

                                           YEARS ENDED DECEMBER 31
                                ------------------------------------------------
                                  1995       1996        1997          1997
                                   R$         R$          R$           US$
                                --------  ----------  ----------  --------------
                                                                    UNAUDITED
                                                                  (SEE NOTE  2B)
OPERATING ACTIVITIES:
Net income....................   185,130     562,302     563,265       504,536
Less: Income from discontinued
 cellular operations before
 unallocated interest
 income/expense, taxes and
 minority interests...........  (149,135)   (297,274)   (341,636)     (306,016)
                                --------  ----------  ----------    ----------
Income from continuing
 operations, net of
 unallocated interest
 income/expense and taxes
 applicable to both continuing
 and discontinued operations..    35,995     265,028     221,629       198,520
Adjustments to reconcile net
 income to cash provided by
 operating activities:
 Depreciation and
  amortization................   604,419     635,559     706,073       632,455
 Minority interests...........    26,910      92,925     138,599       124,148
 Loss (gain) on permanent
  asset disposals.............  (19,117)       4,871      20,751        18,587
 Other provisions.............     4,909       1,451       4,457         3,992
 Allowance for doubtful
  accounts....................     2,613       6,860      31,216        27,961
 (Increase) decrease in income
  tax rate....................    24,438       2,286      13,241        11,860
 (Increase) decrease in trade
  accounts receivable, gross..    (6,810)    (67,739)    (79,605)      (71,305)
 (Increase) decrease in other
  current assets..............   (21,687)    (26,036)     10,258         9,188
 (Increase) decrease in other
  noncurrent assets...........      (230)    (20,607)      5,027         4,503
 Increase (decrease) in
  payroll and related
  accruals....................    20,406      (1,092)     (4,856)       (4,350)
 Increase (decrease) in
  accounts payable and accrued
  expenses....................    (4,715)     97,180     (24,827)      (22,238)
 Increase (decrease) in taxes
  other than income taxes.....    13,808      16,923      32,467        29,082
 Increase (decrease) in other
  current liabilities.........     2,376       6,829       3,221         2,885
 Increase (decrease) in
  accrued interest............   (13,148)      4,056       9,492         8,502
 Increase (decrease) in income
  taxes.......................    25,425     (71,356)   (127,662)     (114,351)
 Increase (decrease) in
  provisions for
  contingencies...............      (838)     33,425      22,139        19,831
 Increase (decrease) in
  provision for pensions......    13,007       1,173       4,843         4,338
 Increase (decrease) in other
  noncurrent liabilities......    (6,728)        293          82            73
                                --------  ----------  ----------    ----------
                                 701,033     982,029     986,545       883,681
                                --------  ----------  ----------    ----------
INVESTING ACTIVITIES:
Additions to investments......     3,515       6,863      (3,825)       (3,426)
Additions to property, plant
 and equipment................  (905,879) (1,098,656) (1,125,019)   (1,007,720)
Capitalized interest..........    (4,239)       (251)        --            --
Proceeds from asset
 disposals....................    42,509      23,554      44,696        40,036
                                --------  ----------  ----------    ----------
                                (864,094) (1,068,490) (1,084,148)     (971,110)
                                --------  ----------  ----------    ----------
FINANCING ACTIVITIES:
Loans repaid..................  (152,943)   (125,279)   (157,559)     (141,131)
New loans obtained............    96,384     178,389     195,930       175,502
Expansion plan contributions
 received.....................   323,250     240,952     222,585       199,377
Dividends paid................  (101,203)    (89,456)   (157,226)     (140,833)
                                --------  ----------  ----------    ----------
                                 165,488     204,606     103,730        92,915
                                --------  ----------  ----------    ----------
Increase in cash and cash
 equivalents from continuing
 operations...................     2,427     118,145       6,127         5,486
Net cash used in discontinued
 operations, before
 unallocated interest
 income/expense and taxes.....    (5,344)    (22,945)   (107,038)      (95,878)
Cash and cash equivalents at
 beginning of year............   171,908     168,991     264,191       236,648
                                --------  ----------  ----------    ----------
Cash and cash equivalents at
 end of year..................   168,991     264,191     163,280       146,256
                                ========  ==========  ==========    ==========

      See the accompanying notes to the consolidated financial statements.

                       TELE CENTRO SUL PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
      (IN THOUSANDS OF CONSTANT BRAZILIAN REAIS--R$ OF DECEMBER 31, 1997)

                                                 CAPITAL
                                                   AND     RETAINED
                                                RESERVES   EARNINGS     TOTAL
                                                ---------  ---------  ---------
Balances at December 31, 1994.................. 3,270,969    645,229  3,916,198
Capital increase:
  Expansion plan contributions.................   166,218        --     166,218
  Cash from Telebras...........................    21,648        --      21,648
  Other cash...................................    15,765        --      15,765
Donations and subsidies for investments........    16,103        --      16,103
Interest on construction in progress...........    87,959        --      87,959
Change in tax rates............................    24,438        --      24,438
Fiscal incentives..............................    15,433        --      15,433
Forfeited dividends............................       --        (292)      (292)
Net income.....................................       --     185,130    185,130
Realization of unrealized income...............   (42,380)    42,380        --
Transfers......................................   117,362   (117,362)       --
Dividends......................................       --     (93,391)   (93,391)
Minority interest movements....................   (32,801)    26,120     (6,681)
                                                ---------  ---------  ---------
Balances at December 31, 1995.................. 3,660,714    687,814  4,348,528
Capital increase:
  Expansion plan contributions.................   232,446        --     232,446
  Cash from Telebras...........................     8,105        --       8,105
  Other cash...................................    16,806        --      16,806
Donations and subsidies for investments........     9,696        --       9,696
Interest on construction in progress...........   137,617        --     137,617
Change in tax rates............................    (3,085)     5,371      2,286
Fiscal incentives..............................    21,936        --      21,936
Forfeited dividends............................       --         (69)       (69)
Net income.....................................       --     562,302    562,302
Deferred tax on full indexation................       --    (159,593)  (159,593)
Realization of unrealized income...............   (32,797)    32,043       (754)
Transfers......................................    32,432    (32,432)       --
Dividends......................................       --    (161,770)  (161,770)
Minority interest movements....................   (87,063)    38,181    (48,882)
                                                ---------  ---------  ---------
Balances at December 31, 1996.................. 3,996,807    971,847  4,968,654
Capital increase:
  Expansion plan contributions.................   348,098        --     348,098
  Cash from Telebras...........................     1,564        --       1,564
  Other cash...................................    38,763        --      38,763
Donations and subsidies for investments........    20,301        --      20,301
Interest on construction in progress...........   126,601        --     126,601
Change in tax rates............................    13,241        --      13,241
Fiscal incentives..............................    44,794        --      44,794
Forfeited dividends............................       --       1,187      1,187
Net income.....................................       --     563,265    563,265
Deferred tax on full indexation................       --    (150,147)  (150,147)
Realization of unrealized income...............   (26,864)    26,864        --
Transfers......................................    35,789    (35,789)       --
Dividends......................................       --    (192,851)  (192,851)
Minority interest movements....................  (377,931)     5,287   (372,644)
                                                ---------  ---------  ---------
Balances at December 31, 1997.................. 4,221,163  1,189,663  5,410,826
                                                =========  =========  =========

      See the accompanying notes to the consolidated financial statements.

                      TELE CENTRO SUL PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

  (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)

1. OPERATIONS AND BACKGROUND

  Beginning in 1995, the federal government of Brazil (the "Federal Government") undertook a comprehensive reform of the telecommunications industry. In July, 1995 the Federal Congress adopted a General Telecommunications Law providing for the privatization of Telecomunicacoes Brasileiras S.A. ("Telebras") which, through its 28 operating subsidiaries, was the primary supplier of public telecommunications services in Brazil.

  In preparation for the privatization of the Telebras system, the operating subsidiaries have been divided into twelve separate groups, (a) three regional fixed line operators, (b) eight regional cellular operators and (c) one national long-distance operator. The cellular telecommunications businesses have firstly been separated from the operating subsidiaries and subsequently the fixed-line businesses, the new cellular businesses and the long-distance operator have been combined into the twelve separate groups. Both the separation of the cellular businesses and the subsequent grouping of the former Telebras subsidiaries have been performed using a procedure under Brazilian corporate law called cisao or "spin-off". As part of this process Tele Centro-Sul Participacoes S.A. (the "Holding Company") was formed.

  The Holding Company was formed on May 22, 1998, through the spin-off of certain assets and liabilities of Telebras, including the percentages of participation in the share capital of the following companies (collectively referred to as "the Subsidiaries"):

                                                                     MINORITY
                                                                     INTEREST
                                                      PARTICIPATION PERCENTAGE
                                                      ------------- ----------
Telecomunicacoes de Santa Catarina S.A. .............     82.99%      17.01%
Telecomunicacoes de Parana S.A. .....................     67.31%      32.69%
Companhia Telefonica Melhoramento e Resistencia
 S.A. ...............................................     78.56%      21.44%
Telecomunicacoes de Goias S.A. ......................     83.77%      16.23%
Telecomunicacoes do Mato Grosso do Sul S.A. .........     96.01%       3.99%
Telecomunicacoes do Mato Grosso S.A. ................     91.87%       8.13%
Telecomunicacoes de Rondonia S.A. ...................     91.31%       8.69%
Telecomunicacoes do Acre S.A. .......................     93.98%       6.02%
Telecomunicacoes de Brasilia S.A. ...................     81.40%      18.60%

  Until August 4, 1998, the Companies were controlled by the Federal Government (see Note 28).

  Tele Centro Sul Participacoes S.A. and its subsidiaries (the "Companies") are the principal providers of fixed-line telecommunications services in the states of Santa Catarina, Parana, Goias, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondonia, Acre, the Federal District and in the region of Pelotas in the state of Rio Grande do Sul under the terms of a concession to be granted by the Federal Government which will expire on December 31, 2005 and may be renewed for a further term of 20 years.

  On January 30, 1998 the cellular telecommunications businesses of the Companies were spun off into nine new companies (the "Cellular Companies"), effective January 1, 1998.

  The Companies' business, including the services they may provide and the rates they charge, is regulated by Agencia Nacional de Telecomunicacoes (Anatel), the regulatory authority for the Brazilian telecommunications industry pursuant to Law No. 9,472 of July 16, 1997 and the related regulations, decrees, orders and plans.

                      TELE CENTRO SUL PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)


2. PRESENTATION OF THE FINANCIAL STATEMENTS

  The consolidated financial statements reflect the financial condition and results of operations of Tele Centro Sul Participacoes S.A. and its subsidiaries. The portion of equity and net income attributable to shareholders other than Telebras at December 31, 1996 and 1997, and for each of the years in the three year period ended December 31, 1997 is reflected as "minority interests". At December 31, 1997, such minority shareholders participated in the share capital of the Companies at various percentages between 3.99% and 32.69% (see Note 1).

  The fixed line telecommunications business of the Companies is presented as continuing operations and the cellular telecommunications business is presented as discontinued operations for all periods. The assets and liabilities of the cellular telecommunications business are presented as net assets of discontinued operations. The formation of the Holding Company and the transfer of assets and liabilities from the Companies to the Cellular Companies have been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests.

  The assets and liabilities of the cellular telecommunications businesses were transferred to the nine newly formed Cellular Companies at their indexed historical cost. The associated revenues and expenses were also allocated to the respective regional cellular companies. The consolidated financial statements are not necessarily indicative of the financial position and results of operations that would have occurred for the three-year period ended December 31, 1997 had the fixed-line telecommunications businesses of the Companies been separate legal entities during such period.

  As separate records of revenues and costs of services were maintained for the cellular business, the actual amounts could be identified and transferred. With respect to costs other than costs of services, the methodologies employed in transferring the assets and liabilities included the specific identification of costs associated with those assets and liabilities, and the allocation of costs where specific identification was not possible. Allocations were made using criteria established by management that were designed to ensure that all relevant costs were appropriately included in the results of operations for the periods presented. The allocation criteria included: square footage (in relation to land and building related expenses), number of terminals (in relation to general management, accounting, data processing, legal department and other general staff functions), number of employees (in relation to human resource related expenses), number of requisitions issued (in relation to office material costs) and miles driven for certain transport costs. Management believes that the amounts included in the consolidated financial statements fairly reflect the operating results of the business.

  Prior to December 31, 1997 cash and certain non-specific debt of the cellular telecommunications business could not be segregated from the Companies. Accordingly, these amounts are included in the combined financial statements for periods ended before January 1, 1998. As a result, certain interest income and expense relating to the cellular telecommunications business could not be identified and consequently, income from discontinued operations is presented before unallocated interest income/expense and taxes.

  The presentation of the consolidated financial statements is consistent with the presentation of the published financial statements of the Companies, from which the accompanying financial information was extracted, except for certain reclassifications within the Consolidated Balance Sheets and the Consolidated Statements of Income which have been made to conform to previously published financial information to the 1997 presentation within this registration statement, for the presentation of the cellular businesses of the Companies as discontinued operations and to reflect the portion of equity and net income attributable to shareholders other than Telebras as minority interests. Furthermore, the accompanying financial statements include an additional provision for

                      TELE CENTRO SUL PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)

doubtful debts of R$11,400, additional provisions for the Telepar supplementary pension plan (See Note 21) of R$11,077 and the resulting effect on deferred income taxes. This additional provision resulted from a reevalution of the Company's probable losses in relation to trade accounts receivable at December 31, 1997 in the light of the collection experience for the first quarter of 1998. The Companies will not restate their previously reported results as the provision for doubtful debts recorded in their December 31, 1997 financial statements was considered adequate in the light of information available at the date on which they were published.

  The accompanying consolidated financial statements were prepared on a fully indexed basis to recognize the effects of changes in the purchasing power of the Brazilian currency during the periods presented.

A. FULL INDEXATION TO DECEMBER 31, 1997

  The principal criteria adopted to prepare the fully indexed consolidated financial statements maintained in accordance with the practices described in
Note 3, are as follows:

 i. Inflation restatement index

  The consolidated financial statements were indexed and expressed in currency of constant purchasing power of December 31, 1997 by using the monthly average values of the Unidade Fiscal de Referencia (the Tax Reference Unit or "UFIR") through December 31, 1995 and the Indice Geral de Precos-Mercado (the General Prices Index-Market or the "IGP-M") of the Fundacao Getulio Vargas in 1996 and 1997 following the cessation of the widespread use of the UFIR that resulted from the change in Brazil's corporate law. Inflation for the three year period ended December 31, 1997, as measured by the UFIR and the IGP-M, was as follows:

                                                                        ANNUAL
   PERIOD                                                        INDEX INFLATION
   ------                                                        ----- ---------
                                                                           %
   Year ended December 31, 1995.................................  UFIR   22.5
   Year ended December 31, 1996................................. IGP-M    9.2
   Year ended December 31, 1997................................. IGP-M    7.7

  Management believes that these indices are appropriate indications of general price level inflation to be used under Brazilian and US GAAP, for the years indicated.

  In July 1997, the three-year cumulative inflation rate for Brazil fell below 100%. However, for accounting purposes, the constant currency method continued to be applied through December 31, 1997. The Brazilian Institute of Accountants has not yet published definitive rules regarding when the constant currency method of accounting may no longer be used to prepare financial statements. If the Brazilian Institute of Accountants determines that the constant currency method may no longer be used to prepare financial statements beginning January 1, 1998, the restated balances of non-monetary assets and liabilities of the Companies as of December 31, 1997 will become the new basis for accounting, and income statement items will no longer be restated for inflation.

 ii. Consolidated statements of income

  Items in the consolidated statements of income are adjusted to the balance sheet date by:

  . allocating inflationary holding gains or losses on interest bearing monetary assets and liabilities to their corresponding interest income and expense captions;

                      TELE CENTRO SUL PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)

  . allocating inflationary holding gains and losses from other monetary items to their corresponding income or expense captions. Amounts without a corresponding income or expense caption were allocated to "other net operating income".

 iii. Deferred income tax effects of indexation adjustments in 1996 and 1997

  As a result of legislation mandating the discontinuation of the indexation system for Brazilian corporate law and most fiscal purposes as from January 1, 1996, the indexation of assets and liabilities for financial reporting purposes herein is not permitted for tax purposes. Accordingly, a deferred tax liability arises for the excess of net assets shown for financial reporting purposes over the tax basis of these net assets. The charge relating to the additional deferred tax liability of R$159,593 in 1996 and R$150,147 in 1997 was recorded directly against retained earnings.

B. TRANSLATION OF CONSTANT BRAZILIAN REAL AMOUNTS INTO US DOLLAR AMOUNTS

  The translation of Brazilian Real amounts into US dollar amounts is unaudited and included solely for the convenience of readers outside of Brazil and has been performed using the closing selling exchange rate published by the Central Bank of Brazil of R$1.1164 to US$1.00 as of December 31, 1997. This translation should not be construed as a representation that Brazilian Real amounts could be converted to US dollars at this or any other rate.

C. MINORITY INTERESTS

  Minority interests relate to the interest of shareholders other than Telebras in the Companies.

D. DISCONTINUED OPERATIONS

  The accompanying consolidated financial statements reflect the cellular telecommunications businesses of the Companies as discontinued operations. Accordingly, the revenues, costs and expenses, assets and liabilities and cash flows of these discontinued operations have been excluded from the respective captions in the consolidated statements of income, consolidated balance sheets and consolidated statements of cash flows and have been reported as "Income from discontinued cellular operations before unallocated interest income/expense, taxes and minority interest"; as "Net assets of discontinued operations" and as "Net cash used in discontinued operations" for all periods presented. Summarized financial information for the discontinued operations is as follows:

                                                    1995     1996      1997
                                                   ------- --------- ---------
   Net operating revenues......................... 287,087   581,460   875,053
   Income before unallocated interest
    income/expense, taxes and minority interest... 149,135   297,274   341,636
   Current assets.........................................    96,160   218,803
   Property, plant and equipment, net.....................   903,374 1,151,242
   Total assets........................................... 1,002,809 1,371,938
   Current liabilities....................................   142,737    70,455
   Total liabilities......................................   318,548   249,529
   Net assets of discontinued operations..................   684,261 1,122,409

E. PRINCIPLES OF CONSOLIDATION

  These consolidated financial statements include the financial records of the Holding Company and its subsidiaries. All material intercompany balances and transactions have been eliminated.

                      TELE CENTRO SUL PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)


3. SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES

A. CASH AND CASH EQUIVALENTS

  Cash equivalents are considered to be all highly liquid temporary cash investments with original maturity dates of three months or less.

B. TRADE ACCOUNTS RECEIVABLE

  Accounts receivable from telephone subscribers are calculated at the tariff rate on the date the services were rendered and discounted to their present value at the balance sheet date by applying the interest rate published by the National Association of Investment Bankers ("ANBID"). Customer accounts receivable also include services provided to customers up to the balance sheet date but not yet invoiced.

C. ALLOWANCE FOR DOUBTFUL ACCOUNTS

  Provision is made for trade accounts receivable for which recoverability is considered improbable.

D. FOREIGN CURRENCY TRANSACTIONS

  Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange differences are recognized in the consolidated statement of income as they occur.

E. INVENTORIES

  Inventories are stated at the lower of indexed cost or replacement value. Cost of inventories is determined principally on the average cost basis. Inventories are separated into network expansion and maintenance inventories. Inventories for use in network expansion are classified as "Construction-in-progress" under "Property, plant and equipment". Maintenance inventories are classified as other current assets.

F. INVESTMENTS

  Other investments, which comprise items held to maturity or for investment purposes, are recorded at indexed cost, less a provision for losses when considered necessary.

G. PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment is stated at indexed cost. Improvements to existing property are capitalized while maintenance and repair costs are charged to expense as incurred. Materials allocated to specific projects are added to construction-in-process. Depreciation is provided using the straight-line method based on the estimated useful lives of the underlying assets as determined by the public telecommunications service regulators. The principal depreciation rates are shown in Note 15(b).

  Interest, calculated monthly at a rate of 12% per annum on construction-in-process, is capitalized as part of property, plant and equipment until the asset is placed in service.

H. ACCOUNTS PAYABLE

  Accounts payable to suppliers are discounted to their present value using the ANBID interest rate.

I. VACATION PAY ACCRUAL

  Cumulative vacation pay due to employees is accrued as earned.

J. INCOME AND SOCIAL CONTRIBUTION TAXES

  Income and social contribution taxes comprise federal income tax and social contribution tax. Deferred taxes are provided on temporary differences.

                      TELE CENTRO SUL PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)


K. LOANS AND FINANCING

  Loans and financing include accrued interest to the consolidated balance sheet date.

L. PROVISIONS FOR CONTINGENCIES

  Provisions for contingencies are based on legal advice and management's opinion as to the likely outcome of the outstanding matters at the consolidated balance sheet date.

M. REVENUE RECOGNITION

  Revenues for all services are recognized when the service is provided. Revenues from local services consist of line rental charges, service charges based on the number of calls, network services, including interconnection and leasing high-capacity lines, maintenance charges and charges for other customer services. In 1997 revenue from local services also includes installation fees which are recognized when the installation is complete. Charges to customers for domestic, long-distance and international calls are based on time, distance and use of services. Billings are monthly; unbilled revenues from the billing date to the month end are estimated and recognized as revenue during the month in which the service was provided. The revenues from outgoing interregional and international long-distance calls are divided between the Companies and Empresa Brasileira de Telecomunicacoes S.A. ("Embratel"), a subsidiary of Telebras. The Companies retain a fixed percentage of the customer charges for outgoing interregional and international long-distance calls and pay the balance to Embratel.

N. INTEREST INCOME

  Interest income represents interest earned and gains and losses on investments after adjusting for the effects of inflation as measured by the variation in the inflation index. Unallocated interest income represents interest income that could not be allocated between continuing and discontinued operations.

O. INTEREST EXPENSE

  Interest expense represents interest incurred and gains and losses on loans and financing after adjusting for the effects of inflation as measured by the variation in the inflation index and exchange gains and (losses) of R$6,002, R$3,502 and R$(7,614) in 1995, 1996 and 1997, respectively. Unallocated interest expense represents interest expense that could not be allocated between continuing and discontinued operations.

P. RESEARCH AND DEVELOPMENT

  Research and development costs are charged to expense as incurred. Total research and development costs were R$16,102, R$16,934 and R$16,094 for 1995, 1996 and 1997, respectively.

Q. PENSION AND POST-RETIREMENT BENEFITS

  The Companies sponsor a separate entity that provides pensions and other post-retirement benefits for its employees through a multi-employer plan. Current contributions and costs are determined actuarially and are recorded on the accrual basis.

R. EMPLOYEE'S PROFIT SHARE

  The Companies have made a provision for granting employees the right to a share of their profits. The amount recorded is the employee's profit share attributable to the continuing fixed-line telecommunications business.

                      TELE CENTRO SUL PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)


S. EARNINGS PER THOUSAND SHARES

  Earnings per thousand shares has not been calculated as the capital structure of Tele Centro Sul Participacoes S.A. was not in place at December 31, 1997.

T. SEGMENT INFORMATION

  The Companies operate solely in the segment of local and regional fixed-line telecommunications. All revenues are generated in relation to services provided in the states of Santa Catarina, Parana, Goias, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondonia, Acre, the Federal District and in the region of Pelotas in the State of Rio Grande do Sul.

U. USE OF ESTIMATES

  The preparation of the consolidated financial statements in conformity with Brazilian and US GAAP requires management to make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

4. OPERATING REVENUE FROM FIXED TELECOMMUNICATIONS SERVICES

                                                  1995       1996       1997
                                                ---------  ---------  ---------
   Local services:
     Monthly charges...........................   111,579    235,847    449,683
     Measured service charges..................   267,539    400,128    532,562
     Public telephones.........................    39,076     67,267    121,948
     Other.....................................   120,953    169,654    170,090
                                                ---------  ---------  ---------
       Total...................................   539,147    872,896  1,274,283
   Non-local services
     Intra-state and interstate................ 1,234,635  1,309,452  1,091,638
     International.............................    78,069     74,354     65,359
                                                ---------  ---------  ---------
       Total................................... 1,312,704  1,383,806  1,156,997
                                                ---------  ---------  ---------
   Data transmission...........................    75,099     99,739     89,775
   Network services............................   149,173    344,890    524,740
   Other.......................................    24,850     35,938     40,459
                                                ---------  ---------  ---------
   Gross operating revenues.................... 2,100,973  2,737,269  3,086,254
   Value added and other indirect taxes........  (503,908)  (650,518)  (722,448)
   Discounts...................................    (3,364)    (6,776)    (8,194)
                                                ---------  ---------  ---------
   Net operating revenue....................... 1,593,701  2,079,975  2,355,612
                                                =========  =========  =========

  There are no customers who contribute more than 5% of gross operating revenues.

5. COST OF SERVICES

                                                  1995       1996       1997
                                                ---------  ---------  ---------
   Depreciation and amortization...............   564,565    603,264    669,979
   Personnel...................................   241,948    244,771    221,968
   Materials...................................    28,833     33,027     29,933
   Services....................................   150,904    212,150    297,777
   Other.......................................    11,382     17,884     19,334
                                                ---------  ---------  ---------
                                                  997,632  1,111,096  1,238,991
                                                =========  =========  =========

                      TELE CENTRO SUL PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)

6. OTHER NET OPERATING INCOME (EXPENSE)

                                                       1995     1996     1997
                                                      -------  -------  -------
   Taxes other than income taxes.....................  (2,205)  (3,289)  (1,392)
   Technical and administrative services.............   9,821   12,724   25,129
   Provisions for contingencies (Note 20)............ (36,694) (43,307) (37,831)
   Fines and expenses recovered......................  68,972  101,848   38,048
   Other.............................................  54,618   62,863  124,372
                                                      -------  -------  -------
                                                       94,512  130,839  148,326
                                                      =======  =======  =======

  Fines and expenses recovered primarily represent penalties collected on past due accounts receivable and recovery of sales taxes of prior periods. The amount of penalties collected on past due accounts receivable amounted to approximately R$55,657, R$78,026 and R$28,373 in 1995, 1996 and 1997,
respectively.

7. NET NONOPERATING EXPENSE

                                                       1995     1996     1997
                                                      -------  -------  -------
   Gain (loss) on disposal of permanent assets.......  19,117   (4,871) (20,751)
   Other............................................. (20,465) (11,562)  (4,343)
                                                      -------  -------  -------
                                                       (1,348) (16,433) (25,094)
                                                      =======  =======  =======

8. INCOME AND SOCIAL CONTRIBUTION TAXES

  As explained in Note 2, because cash and certain non specific debt was not allocated to the cellular telecommunications business, the associated interest income and expense was also not allocated. Consequently the Companies' continuing operations include interest income and expense relating to discontinued cellular operations. As a result, income tax expense and current tax liabilities have not been allocated to the discontinued cellular operations.

  Brazilian income taxes comprise federal income tax and social contribution tax. In 1995, 1996 and 1997 the rates for income tax were 43%, 25% and 25% respectively, and for social contribution tax were 9.09%, 7.41% and 8.00%, respectively. As a result of legislation enacted in 1996, the social contribution tax in 1997 was no longer deductible from its own computation base, nor was it deductible for income tax purposes. The changes produced a combined statutory rate of 48.18%, 30.56% and 33.00% in 1995, 1996 and 1997, respectively.

  Deferred taxes are provided on temporary differences which include the effects of indexation adjustments that will not give rise to deductions when subsequently depreciated, amortized or disposed of.

  In prior years the indexation adjustments to permanent assets and shareholders' equity in accordance with the tax law gave rise to a tax deductible expense, if the indexation of equity exceeded the indexation of permanent assets, and to taxable income, called "inflationary profit", if the indexation of permanent assets exceeded that of equity. In the latter case, payment of the related tax liability could be deferred until it had been deemed to have been realized either through depreciation or disposal of the permanent assets in existence at the time the liability was recorded, subject to a minimum realization rate of 10% per annum (5% per annum prior to 1995).

  In 1996 and 1997, management elected to prepay income taxes on inflationary profit that it had previously deferred. Brazilian companies making such a prepayment in relation to 1997 were entitled to utilize an income tax rate of 10% instead of the then current rate of 25%. Similar reductions applied to the prepayments

                       TELE CENTRO SUL PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)

in 1995 and 1996. The result was a gain of R$0, R$28,342 and R$11,205 for 1995, 1996 and 1997, respectively, from the reduction in deferred tax liabilities.

  The following is an analysis of the income tax expense (benefit):

                                                     1995      1996      1997
                                                    -------  --------  --------
   Social contribution charge......................  36,287    66,204    79,295
   Income tax...................................... 118,908   212,410   244,154
   Fiscal losses...................................  (1,304)     (190)   (2,497)
   Deferred taxes..................................  18,020   (16,418)  (42,798)
   Effect of rate changes on deferred tax..........  (7,392)   (1,951)      --
   Early payment incentives........................     --    (28,342)  (11,205)
                                                    -------  --------  --------
     Total tax expense............................. 164,519   231,713   266,949
                                                    =======  ========  ========

  Supplementary information regarding taxes posted directly to shareholders' equity:

                                                     1995      1996      1997
                                                    -------  --------  --------
   Deferred taxes..................................     --   (159,593) (150,147)
   Effect of rate changes on deferred tax..........  24,438     2,286    13,241
                                                    -------  --------  --------
                                                     24,438  (157,307) (136,906)
                                                    =======  ========  ========

  The following is a reconciliation of the amount calculated by applying the combined statutory tax rates to the reported income before taxes and the reported income tax expense:

                                                      1995     1996     1997
                                                     -------  -------  -------
   Income before taxes as reported in the
    accompanying financial statements..............  376,559  886,940  968,813
                                                     =======  =======  =======
   Tax charge at the combined statutory rate.......  181,426  271,049  319,708
   Permanent additions:
     Non-deductible expenses.......................    1,901    5,463    6,189
     Employee's profit share.......................    4,083    5,215    8,753
   Permanent exclusions:
     Payments of dividends to shareholders
      characterized as distribution of interest....      --       --   (38,657)
     Tax exempt income.............................     (126)    (538)  (2,715)
     Capitalized interest..........................   (2,305)  (3,283)  (2,507)
   Other items:
     Utilizations of tax net operating losses......      --    (6,606)     --
     Effect of rate changes on deferred tax........   (7,392)  (1,951)     --
     Early payment incentives......................      --   (28,342) (11,205)
     Other incentives..............................   (3,039)  (6,710)  (1,241)
     Other, net....................................  (10,029)  (2,584) (11,376)
                                                     -------  -------  -------
   Income and social contribution taxes as reported
    in the accompanying financial statements.......  164,519  231,713  266,949
                                                     =======  =======  =======
   Effective rate..................................     43.7%    26.1%    27.6%
                                                     =======  =======  =======

                      TELE CENTRO SUL PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)


  In 1997, the Company characterized part of its dividends proposed for payment at the end of 1997 as interest on shareholders' funds. As a result, under Brazilian tax law, it was entitled to treat this part of the dividend as a deduction for income tax purposes.

  The composition of deferred tax assets and liabilities, based on temporary differences, is as follows:

                                                                  1996    1997
                                                                 ------- -------
   DEFERRED TAX ASSETS:
     Provisions for contingencies...............................  33,734  40,864
     Provision for pensions.....................................  42,413  41,286
     Others.....................................................   4,937  32,339
                                                                 ------- -------
     Total (see Note 12)........................................  81,084 114,489
                                                                 ======= =======
   DEFERRED TAX LIABILITIES:
     Additional indexation expense from pre-1990................  29,837  23,693
     Others..................................................... 146,275 255,613
                                                                 ------- -------
     Total...................................................... 176,112 279,306
                                                                 ======= =======

  All of the other deferred tax liabilities relate to the difference between the tax basis of permanent assets, which was not indexed for inflation subsequent to December 31, 1995, and the reporting basis, which includes indexation through December 31, 1997.

  The composition of tax liabilities is as follows:

                                                                  1996    1997
                                                                 ------- -------
   Social contribution tax payable..............................  29,068  16,339
   Federal income tax payable...................................  51,568   8,967
   Deferred tax liabilities..................................... 176,112 279,306
                                                                 ------- -------
     Total...................................................... 256,748 304,612
                                                                 ======= =======
   Current......................................................  87,726  48,733
   Non-current.................................................. 169,022 255,879

 9. CASH FLOW INFORMATION

                                                         1995    1996    1997
                                                        ------- ------- -------
   Income and social contribution tax paid............. 102,448 236,580 364,597
   Interest paid.......................................  19,850   7,515  20,631
   Cash paid against provisions for contingencies......  18,759   4,291   7,846
   Non cash transactions:
     Fiscal incentive investment credits received......  19,564  47,611  37,936
     Donations received of property, plant and
      equipment........................................  16,103   9,696  20,301
     Conversion of capitalizable funds into share
      capital and share premium........................ 166,218 232,446 348,098

10. CASH AND CASH EQUIVALENTS

                                                                    1996   1997
                                                                   ------ ------
   Cash...........................................................    853    324
   Bank accounts.................................................. 28,382 24,717
                                                                   ------ ------
                                                                   29,235 25,041
                                                                   ====== ======

                       TELE CENTRO-SUL PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)


11. TRADE ACCOUNTS RECEIVABLE, NET

                                                                1996     1997
                                                               -------  -------
   Accrued amounts............................................ 149,347  170,831
   Billed amounts............................................. 183,474  230,872
   Allowance for doubtful accounts............................  (4,005) (22,406)
                                                               -------  -------
                                                               328,816  379,297
                                                               =======  =======

  The changes in the allowance for doubtful accounts were as follows:

                                                         1995    1996    1997
                                                         -----  ------  -------
   Beginning balance.................................... 1,314   3,494    4,005
   Provision charged to selling expense................. 2,613   6,860   31,216
   Write-offs...........................................  (433) (6,349) (12,815)
                                                         -----  ------  -------
   Ending balance....................................... 3,494   4,005   22,406
                                                         =====  ======  =======

12. DEFERRED AND RECOVERABLE TAXES

                                                                  1996    1997
                                                                 ------- -------
   Tax deducted at source.......................................     293   1,622
   Social contribution tax......................................   1,140   1,701
   Recoverable income tax.......................................   7,590  16,526
   Deferred tax assets..........................................  81,084 114,489
   Sales and other taxes........................................  33,304  43,991
                                                                 ------- -------
                                                                 123,411 178,329
                                                                 ======= =======
   Current......................................................  67,327 114,232
   Non current..................................................  56,084  64,097

13. OTHER ASSETS

                                                                  1996    1997
                                                                 ------- -------
   Other debtors................................................   4,486   4,317
   Maintenance inventories......................................  53,541  36,033
   Prepayments..................................................   3,516   2,914
   Recoverable advances.........................................  15,653  13,630
   Fiscal incentive investments.................................  17,008  36,037
   Other........................................................  38,097  62,562
                                                                 ------- -------
                                                                 132,301 155,493
                                                                 ======= =======
   Current......................................................  81,897  71,495
   Non-current..................................................  50,404  83,998

                      TELE CENTRO-SUL PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)

14. INVESTMENTS

                                                                    1996   1997
                                                                   ------ ------
   Fiscal incentive investments................................... 12,042 13,556
   Other investments.............................................. 11,107 15,134
                                                                   ------ ------
                                                                   23,149 28,690
                                                                   ====== ======

15. PROPERTY, PLANT AND EQUIPMENT, NET

A. COMPOSITION:

                                                            1996        1997
                                                         ----------  ----------
   Construction-in-progress.............................  1,167,791     931,259
   Automatic switching equipment........................  3,320,119   3,579,223
   Other equipment......................................  4,506,235   5,102,927
   Buildings............................................  1,216,997   1,379,530
   Other assets.........................................  1,581,084   1,711,456
                                                         ----------  ----------
   Total cost........................................... 11,792,226  12,704,395
   Accumulated depreciation............................. (5,829,095) (6,259,876)
                                                         ----------  ----------
   Property, plant and equipment, net...................  5,963,131   6,444,519
                                                         ==========  ==========

  Other equipment includes: Aerial, underground and building cables, teleprinters, private automatic exchanges, generating equipment and furniture.

  Other assets include. Underground cables, computer equipment, vehicles, land and other assets. Within "Other assets" the book value of land is R$71,021 at December 31, 1996 and R$71,998 at December 31, 1997.

B. DEPRECIATION RATES

  The annual depreciation rates applied to property, plant and equipment are as follows:

                                                                          %
                                                                      ----------
   Automatic switching equipment.....................................       7.69
   Transmission and other equipment..................................      10.00
   Buildings.........................................................       4.00
   Other assets (excluding land)..................................... 5.00-20.00

C. RENTALS

  The Companies rent equipment and premises through a number of operating agreements that expire at different dates. Total annual rent expense under these agreements was as follows:

                                                             1995   1996   1997
                                                            ------ ------ ------
     Rent expenditure in the year.......................... 12,388 29,887 30,146

                       TELE CENTRO-SUL PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)


  Rental commitments relate primarily to facilities where the future minimum rental payments under leases with remaining noncancelable terms in excess of one year are:

   Year ending December 31,
     1998................................................................ 12,026
     1999................................................................  8,369
     2000................................................................  1,675
     2001................................................................  1,180
     2002 ...............................................................    804
                                                                          ------
       Total minimum rental payments..................................... 24,054
                                                                          ======

16. PAYROLL AND RELATED ACCRUALS

                                                                  1996    1997
                                                                 ------- -------
   Wages and salaries...........................................  28,336  27,180
   Accrued social security charges..............................  46,912  45,940
   Accrued benefits.............................................  28,731  25,427
   Payroll withholdings.........................................   2,994   3,570
                                                                 ------- -------
                                                                 106,973 102,117
                                                                 ======= =======

17. TAXES OTHER THAN INCOME TAXES

                                                                  1996    1997
                                                                 ------- -------
   Value-added taxes............................................  90,336 123,970
   Other indirect taxes on operating revenues...................  15,646  14,479
                                                                 ------- -------
                                                                 105,982 138,449
                                                                 ======= =======

18. DIVIDENDS

                                                                  1996    1997
                                                                 ------- -------
   Payable to Telebras.......................................... 137,317 139,748
   Other........................................................  33,120  65,127
                                                                 ------- -------
                                                                 170,437 204,875
                                                                 ======= =======

19. LOANS AND FINANCING

                                                                  1996    1997
                                                                 ------- -------
   Loans payable to Telebras.................................... 112,115 248,496
   Other financing.............................................. 134,430  45,912
                                                                 ------- -------
                                                                 246,545 294,408
                                                                 ======= =======
   Current...................................................... 104,191 110,414
   Noncurrent................................................... 142,354 183,994

                      TELE CENTRO-SUL PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)


A. LOANS PAYABLE TO TELEBRAS

                                                                  1996    1997
                                                                 ------- -------
   Eurobonds, originally issued by Telebras.....................  20,832     --
   Loans and financing from Telebras............................  91,283 248,496
                                                                 ------- -------
                                                                 112,115 248,496
                                                                 ======= =======

A.1. EUROBONDS ORIGINALLY ISSUED BY TELEBRAS

  These are represented by three issues, all denominated in U.S. dollars, as follows:

                         PRINCIPAL               ANNUAL   INTEREST
                         REPAYMENT    ORIGINAL  INTEREST   PAYMENT
ISSUE             TERM   SCHEDULE      VALUE      RATE    SCHEDULE    1996
-----             ----   ---------    --------  --------  --------    ----
                                        (US$
                                     THOUSANDS)
4                 1997 upon maturity   10,853        10% semi annual 13,777
5                 1997 upon maturity    2,500    10.375% semi annual  2,799
6                 1997 upon maturity    3,938        10% semi annual  4,006
Principal........................................................... 20,582
Accrued interest....................................................    250
                                                                     ------
Total............................................................... 20,832
                                                                     ======

  In addition to the contractual interest, in connection with the Eurobonds, the Companies paid Telebras a 0.5% per year administrative fee on the outstanding balances.

A.2. LOANS AND FINANCING FROM TELEBRAS

                                                                   1996   1997
                                                                  ------ -------
   Loans with Telebras........................................... 82,534 245,826
   Accrued interest..............................................  8,749   2,670
                                                                  ------ -------
                                                                  91,283 248,496
                                                                  ====== =======

  The Company had outstanding loans denominated in Brazilian Reais in the amount of R$199,527 payable to Telebras. Such loans bear interest at rates based on TEX ("Taxa Extra de Mercado") plus 1% per annum. In addition, the Company had outstanding loans denominated in U.S. dollars payable to Telebras in the amount of R$48,969. Such loans bear interest at rates of 2.3% per annum.

B. OTHER FINANCING

                                                                   1996    1997
                                                                  ------- ------
   Equipment financing........................................... 130,240 32,884
   Accrued interest..............................................   4,190 13,028
                                                                  ------- ------
                                                                  134,430 45,912
                                                                  ======= ======

                      TELE CENTRO-SUL PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)

  The loans with the suppliers of telecommunications equipment, are repayable in full in 2001. The loans are denominated in US dollars and bear interest at fixed and variable rates. The fixed rates range from 1% to 16.3% per annum and the variable rates range from 0.44% to 5.5% per annum plus LIBOR, which at December 31, 1997 was 5.85%. The loans are guaranteed by Telebras.

C. REPAYMENT SCHEDULE

  Noncurrent debt is scheduled to be repaid as follows:

   1999.................................................................  40,384
   2000.................................................................  72,287
   2001.................................................................  30,514
   2002.................................................................   3,254
   2003 and thereafter..................................................  37,555
                                                                         -------
                                                                         183,994
                                                                         =======

D. CURRENCY ANALYSIS

  Total debt is denominated in the following currencies:

                                               EXCHANGE RATE
                                            AT DECEMBER 31, 1997
                                               (UNITS OF ONE
                                              BRAZILIAN REAL)     1996    1997
                                            -------------------- ------- -------
   Brazilian Reais.........................        1.0000         77,851 201,773
   US dollars..............................        1.1164        168,694  92,635
                                                                 ------- -------
                                                                 246,545 294,408
                                                                 ======= =======

  The Companies do not hedge their foreign currency liabilities.

E. CREDIT AGREEMENT DEFAULTS

  The Companies are party to certain credit agreements that contain covenants restricting, among other things, (i) the ability of Telebras to dispose of all or a substantial part of its assets or to cease to control a company that was an operating subsidiary of the Telebras System and (ii) the ability of the Federal Government to dispose of its controlling interest in the Telebras System. The Breakup of Telebras on May 22, 1998 and the privatization of the Companies constituted, an event of default under such credit agreements. In addition, most of the Companies' other credit agreements include cross-default provisions and cross-acceleration provisions that would permit the holders of such indebtedness to declare the indebtedness to be in default and to accelerate the maturity thereof if a significant portion of the principal amount of the Companies' debt is in default or accelerated. A portion of the Companies' outstanding debt as of December 31, 1997 is in default as a result of the privatization. The Companies are currently in negotiations with the appropriate creditors with respect to this indebtedness.

  The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Companies be unable to renegotiate their credit

                      TELE CENTRO SUL PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)

agreements. The Companies believe that once the privatization is finalized, the Companies' creditors will renegotiate the terms of these credit agreements and/or provide appropriate waivers regarding such defaults.

20. PROVISIONS FOR CONTINGENCIES

  The Companies are party to certain legal proceedings arising in the normal course of business, including civil, administrative, tax, social security and labor proceedings. The Companies have provided for the amounts to cover the estimated losses due to adverse legal judgments. In the opinion of management, such actions, if decided adversely to the Companies, would not have a material adverse effect on the Companies' financial condition.

  The components of the charge included in the combined statements of income for contingent liabilities are as follows:

                                                             1995   1996   1997
                                                            ------ ------ ------
   Additional provisions................................... 17,935 38,231 29,985
   Payments in excess of provisions........................ 18,759  4,806  7,846
                                                            ------ ------ ------
                                                            36,694 43,037 37,831
                                                            ====== ====== ======

  Provisions for contingent liabilities were as follows:

                                                                  1996    1997
                                                                 ------- -------
   Labor claims.................................................  86,918 102,859
   Disputed taxes...............................................  12,242  13,809
   Civil claims.................................................   6,138  10,769
                                                                 ------- -------
                                                                 105,298 127,437
                                                                 ======= =======
   Current......................................................  82,012 102,190
   Non-current..................................................  23,286  25,247

 Labor claims

  The provisions for labor claims comprise management's estimate of the most probable loss in relation to various suits filed by current and former employees.

 Disputed taxes

  The determination of the manner in which the various federal, state and municipal Brazilian taxes apply to the operations of the Company is subject to varying interpretations arising from the unique nature of the Company's operations. Management believes that its interpretation of the Company's tax obligations is substantially in compliance with legislation. Accordingly, any changes in the tax treatment afforded to the Company's operations will be the result of new legislation or interpretive rulings of the tax authorities that will, in the opinion of management, not have any retroactive impact.

 Civil claims

  The civil claims relate mainly to disputes with suppliers of telecommunications equipment over price escalation clauses in their contracts.

                      TELE CENTRO SUL PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)


 Other

  Telebras, the legal predecessor of the Company, is a defendant in a number of legal proceedings and subject to other claims and contingencies. Under the terms of the breakup, liability for any claims arising out of acts committed by Telebras prior to the effective date of the breakup remains with Telebras, except for labor and tax claims (for which Telebras and the New Holding Companies are jointly and severally liable) and any liability for which specific accounting provisions have been assigned to the Holding Company or one of the other New Holding Companies. Creditors of Telebras may challenge this allocation of liability. Management of the Company believes that the chances of any such claims materializing and having a material adverse financial effect on the Company are remote and, accordingly, no provision has been recorded.

 Litigation

  Management believes it has meritorious defenses to all lawsuits and legal proceedings in which the Companies are defendants. Based on its evaluation of such matters, and after consideration of reserves established, management believes that the resolution of such matters will not have a material adverse effect on the Companies' financial position or results of operations.

 Taxes--ICMS on activation fees and other services

  On June 19, 1998 the secretaries of the treasury of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law to broaden the application of the ICMS (Imposto sobre Circulacao de Mercadorias e Servicos), a state value-added tax, to cover not only telecommunication services but also other services, including cellular activation, which had not been previously subject to such tax. Pursuant to this new interpretation of tax law, the ICMS tax may be applied retroactively for such services rendered during the last five years.

  The Company believes that the attempt by the state treasury secretaries to extend the scope of ICMS tax to services which are supplementary to basic telecommunications services is unlawful because: (i) the state secretaries acted beyond the scope of their authority; (ii) their interpretation would subject certain services to taxation which are not considered telecommunications services; and (iii) new taxes may not be applied retroactively. Accordingly, no provision for such taxes has been made in the accompanying consolidated financial statements.

  There can be no assurance that the Company will prevail in its position that the new interpretation by the state treasury secretaries is unlawful. If the ICMS tax was applied retroactively for five years to the discontinued cellular operations at rates ranging from 17% to 25%, it would have a material negative impact on the financial condition and results of operations of the Company.

21. PROVISION FOR PENSIONS

  The Companies participate in a multi-employer defined benefit pension and other post-retirement benefit plans administered by the Fundacao Telebras de Seguridade Social ("Sistel").

  Approximately 93% of the Companies' employees are covered by these plans. The Companies contributed and charged to expense R$36,910, R$36,857 and R$40,519 in 1995, 1996 and 1997, respectively, in respect of pension fund contributions. Information from the plan's administrators is not available to permit the Companies to determine their share of unfunded vested benefits, if any. Management has no intention of withdrawing from these plans, nor is there any intention to terminate the plans. As a member of a multi-employer plan, the

                      TELE CENTRO SUL PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)

Companies' contributions are not segregated in separate accounts or restricted to provide benefits only to employees of the Companies. The Companies are also contingently liable for the total obligations of the plans. The funded status of the Sistel Plan is presented below.

  The pension benefit is generally defined as the difference between (i) 90% of the retiree's average salary during the last 36 months indexed to the date of retirement and (ii) the value of the retirement pension paid by the Brazilian social security system. For retired employees the initial pension payment is subsequently adjusted upwards to recognize cost of living increases and productivity awards granted to active employees. In addition to the pension supplements, post-retirement health care and life insurance benefits are provided to eligible pensioners and their dependents.

  Contributions to the plans are based on actuarial studies prepared by independent actuaries under Brazilian regulations. The actuarial studies are revised periodically to identify whether adjustments to the contributions are necessary. A summary relating to the overall Sistel plan, in compliance with accounting principles generally accepted in Brazil, is as follows:

                                                            1996      1997
                                                          --------- ---------
   Accumulated pension and other post-retirement benefit
    obligations.......................................... 3,235,223 3,775,898
   Other obligations.....................................   244,724   255,751
                                                          --------- ---------
       Total obligations................................. 3,479,947 4,031,649
                                                          ========= =========
   Combined plan assets:
     Interest bearing deposits........................... 1,849,298 1,714,153
     Stocks and shares................................... 1,548,629 2,360,786
     Investment properties...............................   376,805   363,305
     Loans to beneficiaries..............................   115,921   123,428
     Other investments...................................    56,229    52,195
                                                          --------- ---------
       Total plan assets................................. 3,946,882 4,613,867
                                                          ========= =========
   Excess of total plan assets over total obligations....   466,935   582,218
                                                          ========= =========

  In addition to the formal Sistel plan, a subsidiary, Telepar, has entered into an agreement with 3,215 employees who joined the company before December 31, 1982 that grants them a supplementary pension. This right is granted only if the employees retire on the grounds of time served (30 years for men and 25 years for women). The accumulated pension obligation related to the benefits payable, assuming all 3,215 employees elect for the collective agreement, has been accrued for as follows:

                                                                 1996    1997
                                                                ------- -------
   Provision for pension....................................... 123,044 127,887

  In June 1998, in connection with the breakup of Telebras, the Company determined that the supplementary pension plan would be terminated. As a result of the termination of the supplementary pension plan, the Company allowed the members of the plan to elect to receive a cash payout of their accumulated benefits or to transfer their accumulated benefit obligations to the Sistel plan. The majority of the employees in the plan elected the cash payout or for a transfer into the SISTEL plan, which resulted in a payment in 1998 of approximately R$55.0 million. The remaining accrual is to be used to cover those employees that elected to transfer their benefits to the Sistel plan, as well as to those for which no election had yet been made.

                      TELE CENTRO SUL PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)



22. SHAREHOLDERS' EQUITY

  The accompanying consolidated financial statements reflect the combined shareholders' equity of the Companies, after segregating as minority interests the participation of minority shareholders in each of the Companies at the historical percentages applicable to shareholders other than Telebras. The combined shareholders equity has been segregated between capital, reserves and retained earnings.

23. EXPANSION PLAN CONTRIBUTIONS

  Expansion plan contributions are the means by which the Companies have financed the growth of their telecommunications network. The contributions were made by companies or individuals to be connected to the national telephone network. Such contributions were paid directly to the Companies and interest received, when payments were made in installments, was transferred to Telebras. The capital value received from the prospective telephone subscribers was treated as follows:

  . 80% was capitalized by the Companies in the name of Telebras, with the value per share issued to Telebras being equal to the equity value per share of each of the Companies at the end of the year preceding the capitalization.

  . 20% was remitted by the Companies to Telebras in the month following receipt.

  . Until December 31, 1995 the total capital value received was indexed from the month of receipt to the date of the next audited balance sheet and then capitalized in the name of the prospective subscriber by Telebras or by the Companies, at a value per share equal to the equity value per share shown in the audited balance sheet. From January 1, 1996 indexation was no longer applied and, for contracts signed as from that date, the Telebras or the Companies were allowed the option of using a market value per share, when that was higher than the equity value. Also, as from June 1995, the capitalization of expansion plan contributions was effected by the Companies issuing their own shares to expansion plan subscribers.

  Expansion plan contributions of R$285,837, R$216,795, and R$182,258 in 1995, 1996 and 1997, respectively, were received. Expansion plan contributions approved by the general meeting of shareholders for capitalization and transfer to shareholders' equity amounted to R$166,218, R$232,446 and R$348,098 in 1995, 1996 and 1997, respectively. The Companies' expansion plan contribution program has been terminated, with no new contracts being signed after June 30, 1997.

  In addition to the expansion plans which it promoted directly, the Companies also sponsored agreements between companies or individuals in a particular community and independent contractors who undertook to develop the telecommunications infrastructure required to connect them to the national telephone network (Community Expansion Plan). The companies or individuals paid the contractor. On completion of the project the Companies incorporated the completed equipment into their fixed assets at the appraised value and credited expansion plan contributions which are then treated in the same manner as the capital values received from prospective telephone subscribers, as described above.

24. TRANSACTIONS WITH RELATED PARTIES

  The principal related party transactions take place with Embratel in respect of long-distance telecommunications. The Companies have operating agreements with Embratel, which define the charge per

                      TELE CENTRO-SUL PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)

minute for inter-or intrastate long-distance or international telephone calls with origin or destination in the area specified by the telecommunications concession granted to the Companies by the Federal Government. All charges to customers, including long-distance, are billed by the Companies who transfer the long-distance portion of the charges to Embratel. As a result, the Companies normally have a payable to Embratel.

  Embratel and the cellular companies of Telebras must pay a network usage fee if they access end customers via the network of the Companies. In practical terms, even though the network usage fee includes the costs of a variety of network elements and services, the network usage fee primarily reflects the use of certain facilities of the Companies for which Embratel and the cellular companies do not have adequate substitutes, particularly the local loop between local exchanges and customers.

  In the past, the Companies shared revenues for interregional and international long-distance calls with Embratel rather than charging Embratel a network usage fee for the use of the Companies' network. Under this system, the Companies retained a fixed percentage of the revenues associated with such calls and paid the balance of the revenues associated with such calls to Embratel. This system was replaced on April 28, 1998 with the interconnection charge that had already been in place for interconnection of the Companies' network with cellular networks, under which the Companies charge for connection to their network and usage of their network.

  Additionally, as a result of telephone calls to and from the service areas of other telephone operators, the Companies have receivable and payable positions with other telecommunications service providers in Brazil within the Telebras group of companies relating to charges for the use of the networks belonging to those telecommunications service providers.

  A summary of the balances and transactions with these related parties is as follows:

                                                                  1996    1997
                                                                 ------- -------
   Current assets:
     Trade accounts receivable..................................   9,033   6,941
     Other assets...............................................   1,854   1,998
   Current liabilities:
     Loans and financing........................................  64,649  95,748
     Accounts payable to related parties........................  31,062  30,522
     Other liabilities..........................................   8,748   4,189
     Dividends.................................................. 137,317 139,748
   Non current liabilities:
     Loans and financing........................................  47,466 152,748

                                                   1995      1996      1997
                                                  -------  --------  --------
   Net operating revenues........................  91,549   168,068   235,096
   Cost of services.............................. (67,413) (109,310) (189,562)
   Operating expenses............................  26,115    63,230    96,648
   Interest expense.............................. (13,699)  (13,667)  (22,733)
   Interest income...............................   3,346     8,663     3,551

  Until the breakup of Telebras, the Companies and other companies of the Telebras system were required to contribute to the research and development center operated by Telebras and also conducted their own independent research and development. Following the breakup of Telebras, a private independently administered

                      TELE CENTRO SUL PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)

research and development center was established. Pursuant to a three year contract signed in May 1998, the telecommunications regulations require the Companies to contribute R$63,317 to the research center during the three year period ending May 2001.

  Additionally, Telebras charges a 1% per annum administration fee on the allocation to the Holding Company of debt originally contracted by Telebras. Telebras has also charged interest on inter company loans at a rate which is currently the interest rate on federal treasury bills plus 0.25%. These interest charges are included in the above table as net interest expense.

  Other related parties are Federal, State and Municipal Governments. Revenues from telephone calls made by government bodies and related organizations have not been included above because details of the type of telephone user were not maintained.

  The balances of amounts invested in government securities or through government controlled entities are:

                                                                  1996    1997
                                                                 ------- -------
   Cash and cash equivalents:
     Deposits with Banco do Brasil S.A.......................... 234,956 138,239

  The Companies believe that all the costs of doing business are reflected in the combined financial statements and that no additional expenditures will be incurred as a result of the cessation of the activities previously performed by Telebras.

25. COMMITMENTS

  At December 31, 1997 the Companies had the approximately following capital expenditure commitments:

   EXPECTED YEAR OF EXPENDITURE
   ----------------------------
   1998............................................................... 772,659
   1999............................................................... 331,451

  These commitments are to be spent on continuing expansion and modernization of the system, transmission equipment and data transmission equipment.

26. INSURANCE

  At December 31, 1997, in the opinion of management, all significant and high risk assets and obligations were insured.

27. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

  Estimated fair values of the Companies' financial assets and liabilities have been determined using available market information and appropriate valuation methodologies. However, considerable judgment was required in interpreting market data to produce the estimated fair values. Accordingly, the estimates presented below are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

  The fair value information as of December 31, 1996 and 1997 presented below is based on pertinent information available to management as of those dates. Although management is not aware of any factors that would significantly affect the estimated fair value amounts at December 31, 1996, such amounts have been fully indexed to December 31, 1997 and current estimates of fair values may differ significantly from the amounts shown.

                      TELE CENTRO SUL PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)


  Where no comparison of book versus fair value is presented for a financial asset or liability line item in the schedule below, no significant difference in values is believed to exist.

                                                 1996    1996    1997    1997
                                                 BOOK    FAIR    BOOK    FAIR
                                                 VALUE   VALUE   VALUE   VALUE
                                                ------- ------- ------- -------
   Assets:
    Other assets:
     Deferred and recoverable income tax....... 123,411 116,617 178,329 163,854
   Liabilities:
    Income taxes............................... 256,748 148,085 304,612 234,127
    Loans and financing:
     Loans payable to Telebras................. 112,115 119,430 248,496 251,296
     Other financing........................... 134,430 134,430  45,912  45,912

  Cash, cash equivalents, customer accounts receivable and other assets, accounts payable and accrued liabilities.

  The carrying value of cash and cash equivalents, trade accounts receivable and other assets, accounts payable and accrued liabilities are a reasonable estimate of their fair values. Cash equivalents are represented principally by overnight-deposits for which the fair values were also considered to be the same as the carrying value, as also trade accounts receivable, other assets, accounts payable and accrued liabilities.

 Loans and financing

  Interest rates that are currently available to the Companies for issuance of debt with similar terms and maturities were used to estimate fair value.

28. EVENTS SUBSEQUENT TO DECEMBER 31, 1997

A. INCORPORATION OF THE CELLULAR COMPANIES

  At December 31, 1997, Telebras, through its operating subsidiaries, was the principal supplier of public telecommunications services in Brazil, which included being the leading provider of fixed-line telephone services. On January 30, 1998 as part of a separation of the telephone business between fixed and cellular operations by all of Telebras' subsidiaries, the Companies spun off the assets and liabilities at December 31, 1997 of their cellular telecommunications operations into separate companies. These new companies, the Cellular Companies, were incorporated on January 5, 1998.

B. INCORPORATION OF TELE CENTRO SUL PARTICIPACOES S.A.

  On May 22, 1998 the shareholders of Telebras approved Telebras' division into twelve new holding companies using a procedure under Brazilian corporate law called a cisao ("spin-off"), whereby existing shareholders received shares in the new companies in proportion to their holdings in Telebras. The new companies contain the assets and liabilities previously recorded in the accounts of Telebras, except for the following which will remain on the books of Telebras and not be allocated to the new holding companies:

  . approximately R$98,000 of net assets which have been attributed to a newly constituted research foundation that will take over the activities previously performed by the Telebras Campinas Research and Development Center, and,

                      TELE CENTRO SUL PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)


  . approximately R$370,000 of net assets that will provide the funds required to liquidate Telebras, including approximately R$132,000 of retroactive dividends to be paid to the holders of new shares issued in April 1998, as a result of the resolution of the disputed capital increase of 1990, approximately R$50,000 of indemnity payments to employees and approximately R$87,000 of expenses arising out of the privatization process.

  In addition to approving the allocation of assets and liabilities to the new holding companies at the May 22, 1998 meeting, the shareholders also approved a specific structure for the shareholders' equity of each new holding company, which included an allocation of a portion of the retained earnings of Telebras. Consequently, the amounts of the balances of capital, reserves and retained earnings, together with the corresponding assets and liabilities for the formation of Tele Centro Sul Participacoes S.A. were established. After Telebras retained within its own shareholders' equity sufficient retained earnings from which to pay dividends on its 1997 earnings and in settlement of dividends as a result of settlement of the 1990 disputed share increase, Telebras allocated to each New Holding Company the balance of its retained earnings in proportion to the allocated total net assets. This value of allocated retained earnings does not represent the historical retained earnings of the holding companies and resulted in an increase of R$204,689 in relation to the Company's historical retained earnings. These values are shown in the "Spin-off from Telebras" column in the following table. The first column summarizes the December 31, 1997 consolidated historical balances of the Companies' consolidated balance sheets, and the "Holding Company Consolidated Statement" column summarizes the consolidated balance sheet of Tele Centro Sul Participacoes S.A. after the spin-off.

  As a result of the legal structure of the spin-off and as allowed under Brazilian GAAP, a company formed as a result of a cisao will have such retained earnings in its balance sheet as the parent company shareholders' resolution adopting the cisao allocates from the parent company to the new company. Accordingly, upon formation, Tele Centro Sul Participacoes S.A.'s legal capital structure was defined by the resolutions approved by the Telebras shareholders' meeting of May 22, 1998 so that its shareholders' equity of R$5,122,435 includes retained earnings of R$1,394,352. The allocated retained earnings and future retained earnings will be the basis from which future dividends will be payable.

                      TELE CENTRO SUL PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 31)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)


  The "Adjustments and Eliminations" column includes (i) the elimination of the Holding Company's investment in the Companies (ii) the elimination of inter-company loans, payables and receivables (iii) the elimination of the net assets of the discontinued cellular operations and (iv) the elimination of the minority shareholdings in the discontinued cellular operations.

                           DECEMBER
                           31, 1997                ADJUSTMENTS  HOLDING COMPANY
                          HISTORICAL   SPIN-OFF        AND       CONSOLIDATED
                           BALANCES  FROM TELEBRAS ELIMINATIONS    STATEMENT
                          ---------- ------------- ------------ ---------------
Assets
Cash and cash equiva-
 lents..................    163,280       71,012           --        234,292
Intercompany receiv-
 ables..................      8,939      337,046      (234,776)      111,209
Other current assets....    565,024        1,197           --        566,221
                          ---------    ---------    ----------     ---------
  Total current assets..    737,243      409,255      (234,776)      911,722
Intercompany receiv-
 ables..................        --       188,575      (152,748)       35,827
Other noncurrent as-
 sets...................    148,095        4,590           --        152,685
                          ---------    ---------    ----------     ---------
  Total noncurrent as-
   sets.................    148,095      193,165      (152,748)      188,512
Investment in subsidiar-
 ies....................     28,690    4,495,387    (4,495,387)       28,690
Advances for future cap-
 ital increase..........        --       152,496      (152,496)          --
Property, plant and
 equipment, net.........  6,444,519       42,634           --      6,487,153
                          ---------    ---------    ----------     ---------
  Total permanent as-
   sets.................  6,473,209    4,690,517    (4,647,883)    6,515,843
Net assets of discontin-
 ued operations.........  1,122,409          --     (1,122,409)          --
                          ---------    ---------    ----------     ---------
Total assets............  8,480,956    5,292,937    (6,157,816)    7,616,077
                          =========    =========    ==========     =========
Liabilities
Loans and financing.....    110,414          --        (95,748)       14,666
Other...................    805,969          --       (139,028)      666,941
                          ---------    ---------    ----------     ---------
  Total current liabili-
   ties.................    916,383          --       (234,776)      681,607
Loans and financing.....    183,994          --       (152,748)       31,246
Other...................    409,904          --            --        409,904
                          ---------    ---------    ----------     ---------
  Total noncurrent lia-
   bilities.............    593,898          --       (152,748)      441,150
Minority interests......  1,375,041          --       (206,970)    1,168,071
                          ---------    ---------    ----------     ---------
Share capital...........  4,221,163    1,936,659    (4,221,163)    1,936,659
Income reserves.........        --     1,791,424           --      1,791,424
Retained earnings.......  1,189,663    1,394,352    (1,189,663)    1,394,352
                          ---------    ---------    ----------     ---------
  Total shareholders'
   equity...............  5,410,826    5,122,435    (5,410,826)    5,122,435
Funds for capitaliza-
 tion...................    184,808      170,502      (152,496)      202,814
                          ---------    ---------    ----------     ---------
Total liabilities and
 shareholders' equity...  8,480,956    5,292,937    (6,157,816)    7,616,077
                          =========    =========    ==========     =========

  The separation of the fixed and cellular telecommunications business and the formation of the Holding Company have been accounted for as reorganizations of entities under common control in a manner similar to a pooling of interests. Brazilian corporate and tax law allows state controlled companies which are participating in the government's privatization program a three month delay between the accounting base date for a spin-off and the date on which the shareholders' meeting approves the spin-off, including the related accounting basis for the

                      TELE CENTRO SUL PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)

net assets spun-off. Furthermore, as allowed by Brazilian corporate law, the amount shown in the "Spin-off from Telebras" column as "Investment in Subsidiaries" was determined based on the balance sheets of those subsidiaries as of December 31, 1997. As a result, the consolidated financial statements of the Holding Company for 1998 will include the results of operations and changes in financial conditions of the subsidiaries from January 1, 1998 and the effects of the cash and other assets (principally intercompany receivables) allocated from Telebras as of March 1, 1998.

Capital

  The capital stock of the Holding Company is comprised of preferred shares and common shares, all without par value. At May 22, 1998, there were 210,029,997 thousand outstanding preferred shares (inclusive of 13,718,350 thousand preferred shares resulting from the settlement in April 1998 with Telebras as discussed below) and 124,351,903 thousand outstanding common shares (net of 17,128 thousand common shares in treasury). The capital may be increased only by a decision taken at a shareholders' meeting or by the Board of Directors in connection with the capitalization of profits or reserves previously allocated to capital increases at a shareholders' meeting.

  The preferred shares are non-voting except under limited circumstances and are entitled to a preferential, noncumulative dividend and to priority over the common shares in the case of liquidation of the Holding Company.

  Under the Brazilian Corporation Law, the number of non-voting shares, such as the Preferred Shares, may not exceed two-thirds of the total number of shares.

  On June 7, 1990, the Board of Directors of Telebras authorized an increase in Telebras share capital by public offer. During the offer period the CVM initiated an investigation as to whether Brazilian securities law and regulations regarding the correct pricing of the new shares issued had been violated, because the shares were issued at a discount to equity value per share. After its investigation the CVM notified the Federal Prosecutor's Office that it believed no violation occurred since the price was established in line with market prices for Telebras' shares traded on the Brazilian stock exchanges. Nevertheless, the Federal Prosecutor decided to pursue the issue through judicial channels. In April 1998, resolution was reached on the disputed Telebras capital increase of 1990. In connection with the resolution Telebras issued 13,718,350 thousand shares of preferred stock.

Dividends

  Pursuant to its By-laws, the Holding Company is required to distribute as dividends in respect of each fiscal year ending on December 31, to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of Adjusted Net Income (as defined) on such date (the "Mandatory Dividend"). The annual dividend distributed to holders of Preferred Shares (the "Preferred Dividend") has priority in the allocation of Adjusted Net Income. Remaining amounts to be distributed are allocated first to the payment of a dividend to holders of common shares in an amount equal to the Preferred Dividend and the remainder is distributed equally among holders of preferred shares and common shares.

  For purposes of Brazilian Corporation Law, and in accordance with Tele Centro Sul Participacoes S.A.'s By-laws, the "Adjusted Net Income" is an amount equal to Tele Centro Sul Participacoes S.A.'s net profits adjusted to reflect allocations to or from (i) the statutory reserve, (ii) a contingency reserve for anticipated losses, if any, and (iii) an unrealized revenue reserve, if any.

  In addition, subsequent to December 31, 1997 an investigation relating to an increase in the share capital of Telebras by a 1990 public offering has concluded in favor of Telebras. Accordingly, Telebras has issued the 13,718 million preferred shares previously under investigation.

                      TELE CENTRO SUL PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)


C. NEW REGULATORY ENVIRONMENT

  On April 28, 1998, the revenue sharing regime used to divide interregional and international long-distance revenues between Embratel and the Companies was replaced with a network usage fee for interconnection, based on the terms of an interconnection agreement with Embratel which became effective in April 1998.

  The terms of this interconnection agreement, particularly pricing and technical requirements, will significantly affect the Companies' results of operations, competitive environment and capital expenditure policies. Under the current regulatory framework, all telecommunications service providers must provide interconnection services on a non-discriminatory basis. Subject to certain requirements, providers are free to negotiate the terms of interconnection but, in the event the parties fail to reach an agreement, Anatel will establish the terms of interconnection.

  The Companies do not expect the terms of the interconnection agreement to have a material impact on net income initially as reduced net operating revenues under the new structure are expected to be offset by a supplemental per-minute rebate from Embratel called Parcela Adicional de Transicao ("PAT") that supplements the network usage charge. Under the General Plan on Concessions and Licenses, the fixed-line companies and Embratel, an affiliate providing long distance services, are prohibited from offering certain basic fixed-line telecommunications services until they fulfill certain specified obligations. Embratel is prohibited from offering local or cellular services and the regional fixed-line companies are prohibited from offering cellular, interregional long-distance and international long-distance services. After the privatization is effected, Embratel will be allowed to enter the market for intraregional long-distance service as a competitor to the regional fixed-line companies once the privatization of Telebras is completed.

D. CHANGE IN CONTROL (UNAUDITED)

  On July 29, 1998, the Federal Government sold to twelve buyers (the "New Controlling Shareholders") its rights to receive shares of the twelve New Holding Companies upon the distribution of such shares. In connection with this sale, the Federal Government assigned to the New Controlling Shareholders substantially all its economic and voting rights with respect to the New Holding Companies and, as a consequence, effective August 4, 1998, the New Controlling Shareholders control the New Holding Companies.

29. SUMMARY OF THE DIFFERENCES BETWEEN BRAZILIAN AND US GAAP

  The Companies' accounting policies comply with generally accepted accounting principles in Brazil ("Brazilian GAAP"). Accounting policies which differ significantly from generally accepted accounting principles in the United States of America ("US GAAP") are described below:

A. DIFFERENT CRITERIA FOR CAPITALIZING AND DEPRECIATING CAPITALIZED INTEREST

  Until December 31, 1993 capitalized interest was not added to the individual assets in property, plant and equipment, instead it was capitalized separately and amortized over a time period different from the useful lives of the related assets. Under US GAAP, capitalized interest is added to the individual assets and is amortized over their useful lives. Also, under Brazilian GAAP as applied to companies in the telecommunications industry, interest attributable to construction-in-progress is computed at the rate of 12% per annum of the balance of construction-in-progress and that part which relates to interest on third party loans is credited to interest expense based on actual interest costs with the balance relating to own capital being credited to capital reserves.

                      TELE CENTRO SUL PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)


  Under US GAAP, in accordance with the provisions of SFAS 34, interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress. The credit is a reduction of interest expense. Under US GAAP, the amount of interest capitalized excludes the monetary gain associated with the borrowings and the foreign exchange gains and losses on foreign currency borrowings. The US GAAP differences between the accumulated capitalized interest on disposals and in accumulated amortization on disposals relate to the differences between capitalized interest and related accumulated amortization under Brazilian and US GAAP which is included in the net book value of disposed property, plant and equipment.

  The effects of these different criteria for capitalizing and depreciating capitalized interest are presented below:

                                                                1996      1997
                                                              --------  --------
   CAPITALIZED INTEREST DIFFERENCE
   US GAAP Capitalized Interest:
     Interest which would have been capitalized and credited
      to income under US GAAP (Being interest incurred on
      loans from the Company's parent and from third
      parties, except in years where total loans exceeded
      total construction in progress, when capitalized
      interest is reduced proportionately)..................    23,535    23,118
     Difference in accumulated capitalized interest on
      disposals.............................................    10,344    17,118
                                                              --------  --------
                                                                33,879    40,236
                                                              --------  --------
   Less Brazilian GAAP Capitalized Interest:
     Interest capitalized and credited to income under
      Brazilian GAAP (Up to the limit of interest incurred
      on loans obtained for financing capital investments)..   (16,436)  (24,568)
     Interest capitalized and credited to reserves under
      Brazilian GAAP (Difference between total capitalized
      interest and interest capitalized and credited to
      income)...............................................  (115,546) (107,584)
                                                              --------  --------
       Total capitalized interest under Brazilian GAAP (12%
        per annum, applied monthly to the balance of
        construction-in-progress)...........................  (131,982) (132,152)
                                                              --------  --------
     US GAAP Difference.....................................   (98,103)  (91,916)
                                                              ========  ========
   AMORTIZATION OF CAPITALIZED INTEREST DIFFERENCE
     Amortization under Brazilian GAAP......................    72,966    84,893
     Less: Amortization under US GAAP.......................   (25,294)  (26,471)
       US GAAP difference in accumulated amortization on
        disposals...........................................   (10,344)  (17,118)
                                                              --------  --------
     US GAAP Difference.....................................    37,328    41,304
                                                              ========  ========

B. REVERSAL OF PROPOSED DIVIDENDS

  Under Brazilian GAAP proposed dividends are accrued for in the consolidated financial statements in anticipation of their approval at the shareholders' meeting. Under US GAAP, dividends are not accrued until they are formally declared.

C. PENSION AND OTHER POST-RETIREMENT BENEFITS

  The Companies participate in a multi-employer plan ("Sistel") and provide for the costs of pensions and other post retirement benefits based on a fixed percentage of remuneration, as recommended annually by

                      TELE CENTRO SUL PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)

independent actuaries. For the purposes of US GAAP, the Companies are considered to contribute to a multi-employer plan and consequently are required to disclose their annual contributions and the funded status of the plan in accordance with US GAAP. Note 30 shows the funded status of Sistel. The provisions of SFAS 87 for the purposes of calculating the funded status were applied with effect from January 1, 1992, because it was not feasible to apply them from the effective date specified in the standard.

D. ITEMS POSTED DIRECTLY TO SHAREHOLDERS' EQUITY ACCOUNTS

  Under Brazilian GAAP various items are posted directly to shareholders' equity accounts that under US GAAP would be posted to the income statement. Examples include capitalized interest, the effects of adjustments to tax rates and tax incentive investment credits received. The posting of such items to shareholders' equity gives rise to adjustments in the consolidated statements of changes in shareholders' equity. Since the original postings by the subsidiaries to their equity to equity accounts would, under US GAAP, be made directly to the income statement, these consolidation adjustments must be included in the reconciliation of net income in accordance with US GAAP. The effects of changes in income tax rates posted directly to shareholders' equity accounts arise from applying increases or decreases in tax rates to the deferred tax liability relating to the special reserve arising from pre-1990 indexation adjustments to property, plant and equipment.

E. EARNINGS PER SHARE

  Under Brazilian GAAP, net income per share is calculated on the number of shares outstanding at the balance sheet date. Since the capital structure of the Holding Company was not in place at December 31, 1997, earnings per share is not presented for Brazilian GAAP.

  In these combined financial statements, information is disclosed per lot of one thousand shares, because this is the minimum number of shares that can be traded on the Brazilian stock exchanges. Each American Depositary Share ("ADS") is equivalent to one thousand shares.

  As discussed in Note 1, the Holding Company was not formed until subsequent to December 31, 1997. For US GAAP purposes, the equity structure utilized for the earnings per share computations is that of the new entity formed in May 1998. The Holding Company's equity structure has been used for all years presented. At the date of formation, the Holding Company had 124,351,903 thousand common shares (net of 17,128 thousand common shares in treasury) and 196,311,647 thousand preferred shares outstanding (exclusive of the 13,718,350 thousand preferred shares resulting from the settlement in April 1998 with Telebras).

  In February 1997, the Financial Accounting Standards Board issued SFAS No. 128 "Earnings Per Share". This new statement became effective for financial statements for periods ending after December 15, 1997, and provides computation, presentation and disclosure requirements for earnings per share.

  Since the preferred and common stockholders have different dividend, voting and liquidation rights, Basic and Diluted earnings per share have been calculated using the "two-class" method. The "two-class" method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company's by-laws and participation rights in undistributed earnings.

  Basic earnings per common share is computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common shareholders by the

                      TELE CENTRO SUL PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)

weighted-average number of common shares outstanding during the period. Net income available to preferred shareholders is the sum of the preferred stock dividends up to a minimum of 6% of adjusted net income (as defined in the Company's by-laws) (distributable net income) and the preferred shareholders' portion of undistributed net income. Undistributed net income is computed by deducting preferred stock dividends and common stock dividends from net income. Undistributed net income is shared equally by the preferred and common shareholders on a pro rata basis. Common stock dividends are calculated up to 25% of adjusted net income or an amount equal to the preferred stock dividend, whichever is less. Diluted earnings per share is computed by reducing net income for an increase to net earnings allocated to minority shareholders and dividing such net income available to common and preferred shareholders by the monthly weighted-average number of common and preferred shares outstanding during the period. The weighted-average (thousand) shares outstanding for diluted earnings per share is not greater than such shares used in the basic earnings per share calculation since the dilutive share issue is that of the Holding Company's subsidiaries, as indicated below.

  The weighted-average number of common and preferred shares used in computing basic earnings per share for 1997 was 124,351,903 thousand and 196,311,647 thousand (exclusive of the 13,718,350 thousand preferred shares resulting from the settlement in April 1998 with Telebras), respectively. The Companies have received certain contributions from customers or customers have independently paid suppliers of telecommunication equipment and services for the installation of fixed line services. These amounts are reflected as "funds for capitalization" in the accompanying combined balance sheets. Once the installation is essentially complete and the contributions have been received, the funds will be converted into equity (see Note 23 to the combined financial statements). These activities are dilutive in nature to the shareholders of the Holding Company or the Companies, whether the shares to be issued are those of the Holding Company's subsidiaries (which will impact the minority interest recognized) or of the company itself. If subsidiary shares had been issued historically, the reduction to net income to increase net earnings attributable to minority shareholders for 1996 and 1997 would have been $58,463 and $39,286, respectively.

  The Company's preferred shares are non-voting except under certain limited circumstances and are entitled to a preferential, noncumulative dividend and to priority over the common shares in the event of liquidation of the Company. The preferred shareholders were entitled to a non-cumulative dividend of R$0.50 and R$0.60 per preferred share in 1996 and 1997, respectively. The preferred shareholders would share equally in the undistributed earnings of the Company in the amount of R$1.44 and R$1.50 per preferred share in 1996 and 1997, respectively.

  In April 1998, resolution was reached on the disputed capital increase of 1990 (see Note 28). In connection with the resolution, the Company issued 13,718,350 shares of preferred stock. For Brazilian GAAP and US GAAP, such shares are considered outstanding when issued.

  Earnings per share has been presented for net income only since interest income, certain interest expense and social contribution taxes have not been allocated between income from continuing operations and income from discontinued operations.

F. DISCLOSURE REQUIREMENTS

  US-GAAP disclosure requirements differ from those required by Brazilian GAAP. However, in these combined financial statements, the level of disclosure has been expanded to comply with US GAAP.

                      TELE CENTRO SUL PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)


G. INCOME TAXES

  The Companies fully accrue for deferred income taxes on temporary differences between tax and reporting records. The existing policies for providing for deferred taxes are substantially in accordance with SFAS 109. "Accounting for Income Taxes", except in connection with the deferred income tax effects of indexation adjustments in 1996 and 1997 (see Note 2(a)(iii)). Under US GAAP the deferred tax effects of the 1996 and 1997 indexation for financial reporting purposes would be charged to income and social contribution taxes in the combined statement of income. Consequently, this is the only material difference in the implementation of SFAS 109 other than in relation to the US GAAP adjustments described in this note to the combined financial statements, and for the fact that deferred income taxes are shown gross rather than being netted as required by US GAAP. Additionally, for US GAAP purposes, deferred tax assets and liabilities are classified as current or non current based on the classification of the asset or liability attributing to the temporary difference.

H. INTEREST INCOME (EXPENSE)

  Brazilian GAAP requires interest to be shown as part of operating income. Under US GAAP interest income (expense) would be shown after operating income.

I. EMPLOYEES' PROFIT SHARE

  Brazilian GAAP requires employees' profit share to be shown as an appropriation of net income for the year. Under US GAAP employee profit sharing is included as an expense in arriving at operating income.

J. PERMANENT ASSETS

  Brazilian GAAP has a class of assets called permanent assets. This is the collective name for all assets on which indexation adjustments were calculated in the corporate and fiscal law accounts of Brazilian companies. Under US GAAP the assets in this classification would be noncurrent assets.

  Gain (losses) on the disposal of permanent assets were R$19,117 and R$(4,871) and R$(20,751) in 1995, 1996 and 1997, respectively. Such gains
(losses) are classified as non-operating income for Brazilian GAAP. Under US GAAP, such gains (losses) would increase/reduce operating income.

K. PRICE-LEVEL ADJUSTMENTS AND US GAAP PRESENTATION

  The effects of price-level adjustments have not been eliminated in the reconciliation to US GAAP, nor are the monetary gains or losses associated with the various US GAAP adjustments separately identified, because the application of inflation restatement as measured by the UFIR and the IGP-M represents a comprehensive measure of the effects of price level changes in the Brazilian economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Brazilian and US accounting purposes.

L. FUNDS FOR CAPITALIZATION

 i. Expansion plan contributions

  Under Brazilian GAAP, expansion plan contributions received are included in the consolidated balance sheet below equity until proposed subscribers have paid for their telephone connection in full and a general meeting of shareholders approves the capital increases. Until December 31, 1995 expansion plan contributions were indexed from the month received to the date of the next audited balance sheet and transferred to equity

                      TELE CENTRO SUL PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)

when capital stock was issued to the subscriber, at a value per share equal to the equity value per share shown on the latest audited balance sheet.

  From January 1, 1996 indexation was no longer applied and, for contracts signed as from that date, Telesp was allowed the option of using a value per share equal to the market value, when this is higher than the equity value. For US GAAP purposes, a portion of the expansion plan contributions would be allocated to shareholders' equity based on the market value of the shares to be issued to subscribers. The remainder of the expansion plan contributions would be classified as a deferred credit and amortized to reduce depreciation expense from the time the related construction-in-progress is completed.

 ii. Donations and subsidies for investments

  Under Brazilian GAAP those amounts, which comprise principally the excess of the value of property, plant and equipment incorporated into the Company's assets over the corresponding credits to expansion plan contributions received, are recorded as a credit to other capital reserves. For US GAAP purposes, the credit to capital reserves would be classified as a deferred credit and amortized to reduce depreciation expense.

M. LOANS AND FINANCING

  For US GAAP, loans and financing balances in default or expected to be in default within a year of the balance sheet date would be classified as current obligations unless creditors had provided the Company waivers for such defaults. For Brazilian GAAP, loan and financing balances in technical default are not always classified as current liabilities. A portion (R$45,912) of the Company's outstanding debt at December 31, 1997 is currently in default or is expected to be in default as a result of the privatization and accordingly, for US GAAP, would be classified as current liabilities.

N. VALUATION OF LONG-LIVED ASSETS

  For US GAAP, effective January 1, 1996 the Company adopted SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." In accordance with this standard, the Company periodically evaluates the carrying value of long-lived assets to be held and used, when events and circumstances warrant such a review. The carrying value of long-lived assets are considered impaired when the anticipated undiscounted cash flow from such assets is separately identifiable and is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets. The adoption of this standard did not have a material effect on the Company's results or financial condition.

  Brazilian GAAP does not require cash flow computations in order to determine potential asset impairment.

O. RETAINED EARNINGS

  For Brazilian GAAP, a company formed as a result of a cisao may have retained earnings in its balance sheet if the parent company shareholders' resolution adopting the cisao allocates retained earnings from the parent company to the new company. Under US GAAP, "retained earnings" allocated in the cisao would not be considered historical retained earnings as such amount would represent capital allocated from the parent company and would be described as "distributable capital." As a result of the May 22, 1998 spin-off, the Company will have US GAAP distributable capital of R$1,394,352.

P. REVENUE RECOGNITION

  Until December 31, 1997, under both Brazilian and US GAAP, revenues from activation fees were recognized upon activation of a customer's services. Under US GAAP, effective January 1, 1998, net revenues from activation fees will be deferred and amortized over the estimated effective contract life.

                       TELE CENTRO SUL PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)


NET INCOME RECONCILIATION OF THE DIFFERENCES BETWEEN US AND BRAZILIAN GAAP

                                                          1996         1997
                                                       -----------  -----------
Income from continuing operations before unallocated
 interest income/expense, taxes and minority interest
 as reported.........................................      530,542      568,134
Add (deduct):
 Different criteria for:
  Capitalized interest...............................      (98,103)     (91,916)
  Amortization of capitalized interest...............       37,328       41,304
 Contributions to plant expansion:
  Amortization of deferred credit....................       24,535       32,343
 Items posted directly to shareholders' equity:
  Interest on construction in progress...............      115,546      107,584
                                                       -----------  -----------
 US GAAP income from continuing operations
  before unallocated interest income/expense, income
   taxes and minority interests......................      609,848      657,449
                                                       -----------  -----------
 Income as reported from discontinued cellular
  operations
  before unallocated interest income/expense, income
   taxes and minority interests......................      297,274      341,636
 Effect of US GAAP differences on
  income from discontinued operations................       13,802       20,949
                                                       -----------  -----------
 US GAAP income from discontinued operations
  before unallocated interest income/expense, income
   taxes and minority interests......................      311,076      362,585
                                                       -----------  -----------
Items relating to continuing and discontinued
 operations:
Unallocated interest income..........................       60,612       61,913
Unallocated interest expense.........................       (1,488)      (2,870)
 Income and social contribution taxes................     (231,713)    (266,949)
 Minority interests, Brazilian GAAP basis............      (92,925)    (138,599)
 Add (deduct):
  Items posted directly to shareholder's equity:
   Effects of changes in income tax rates............        2,286       13,241
   Fiscal tax incentive investments credits..........       21,936       44,794
   Deferred tax on full indexation...................     (159,593)    (150,147)
 Deferred tax effects of the above adjustments:
  In respect of continuing operations................       54,933       20,680
  In respect of discontinued operations..............        2,807         (480)
 Minority interest in above adjustments..............       44,791       72,126
                                                       -----------  -----------
US GAAP net income...................................      622,570      673,743
                                                       ===========  ===========
NET INCOME PER THOUSAND SHARES IN ACCORDANCE WITH US GAAP
Common shares--Basic.................................         1.94         2.10
  Weighted average (thousand) common shares
   outstanding.......................................  124,351,903  124,351,903
                                                       ===========  ===========
Common shares--Diluted...............................         1.71         1.98
  Weighted average (thousand) common shares
   outstanding.......................................  124,351,903  124,351,903
                                                       ===========  ===========
Preferred shares--Basic..............................         1.94         2.10
  Weighted average (thousand) preferred shares
   outstanding.......................................  196,311,647  196,311,647
                                                       ===========  ===========
Preferred shares--Diluted............................         1.71         1.98
  Weighted average (thousand) preferred shares
   outstanding.......................................  196,311,647  196,311,647
                                                       ===========  ===========

                      TELE CENTRO SUL PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)


SHAREHOLDERS EQUITY RECONCILIATION OF THE DIFFERENCES BETWEEN US AND BRAZILIAN GAAP

                                                            1996        1997
                                                         ----------  ----------
Total shareholders' equity as reported..................  4,968,654   5,410,826
Add (deduct):
 Different criteria for:
  Capitalized interest..................................   (609,231)   (701,148)
  Amortization of capitalized interest..................    266,257     307,561
 Reversal of proposed dividends.........................    161,770     192,851
 Contributions to plant expansion:
  Amortization of deferred credit.......................     52,566      84,909
  Subscribed capital stock..............................     59,205    (130,731)
  Donations and subsidies for investment................    (40,435)    (60,736)
 Deferred tax effects of the above adjustments..........    203,202     223,882
 Adjustments in respect of discontinued operations:
  Adjustments before income taxes.......................    (25,247)    (23,794)
  Deferred tax effects of these adjustments.............      8,332       7,852
Minority interest in above adjustments..................     (9,858)     16,740
                                                         ----------  ----------
 US GAAP shareholders' equity...........................  5,035,215   5,328,212
                                                         ==========  ==========
US GAAP supplementary information:
 Total assets...........................................  7,373,460   8,295,309
                                                         ==========  ==========
 Property, plant and equipment.......................... 11,182,995  12,003,247
 Accumulated depreciation............................... (5,562,838) (5,952,315)
                                                         ----------  ----------
 Net property, plant and equipment......................  5,620,157   6,050,932
                                                         ==========  ==========

  The deferred tax effect of the US GAAP adjustments noted above would principally be classified as noncurrent on the balance sheet.

                      TELE CENTRO SUL PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 31)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)

 CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY IN ACCORDANCE WITH
                                    US-GAAP

                                             CAPITAL AND RETAINED
                                              RESERVES   EARNINGS     TOTAL
                                             ----------- ---------  ---------
Balances at December 31, 1995...............  3,284,976  1,154,334  4,439,310
Capital increase:
 Cash.......................................     24,157        --      24,157
Expansion plan contributions:
 Received...................................    216,795               216,795
 Deferred credits...........................    (84,655)              (84,655)
Realization of unrealized income............    (32,043)    32,043        --
Transfers to reserves.......................     32,432    (32,432)       --
Forfeited dividends.........................        --         (69)       (69)
Net income..................................               622,570    622,570
Dividends paid..............................               (89,456)   (89,456)
Dividends declared but unclaimed............                (3,935)    (3,935)
Minority interest on all movements in
 shareholders' equity except for net
 income.....................................    (45,453)   (44,049)   (89,502)
                                              ---------  ---------  ---------
Balances at December 31, 1996...............  3,396,209  1,639,006  5,035,215
Capital increase:
 Cash.......................................     40,327        --      40,327
Expansion plan contributions:
 Received...................................    182,258        --     182,258
 Deferred credits...........................    (24,096)       --     (24,096)
Realization of unrealized income............    (26,864)    26,864        --
Transfers to reserves.......................     35,789   (35,789)        --
Forfeited dividends.........................                 1,187      1,187
Net income..................................               673,743    673,743
Dividends paid..............................        --    (157,226)  (157,226)
Dividends declared but unclaimed............        --      (4,544)    (4,544)
Minority interest on all movements in
 shareholders' equity except for net
 income.....................................   (262,473)  (156,179)  (418,652)
                                              ---------  ---------  ---------
Balances at December 31, 1997...............  3,341,150  1,987,062  5,328,212
                                              =========  =========  =========

30. ADDITIONAL DISCLOSURES REQUIRED BY US GAAP

A. POST-RETIREMENT BENEFITS

  The Companies, together with other companies in the Telebras group, sponsor multi-employer defined benefit pension and other post-retirement benefit plans, which are operated and administered by Sistel. The funded status of the Sistel pension and other post-retirement benefit plans and the related actuarial assumptions in accordance with US GAAP are as follows:

                                                           1996        1997
   Pension benefit plan                                 ----------  ----------
   Funded status
    Accumulated benefit obligation:
     Vested...........................................   1,793,943   1,919,975
     Non vested.......................................   3,250,909   3,479,300
                                                        ----------  ----------
       Total..........................................   5,044,852   5,399,275
                                                        ==========  ==========
    Projected benefit obligation......................   6,636,907   7,258,074
    Fair value of plan assets.........................  (3,430,572) (3,897,051)
                                                        ----------  ----------
    Projected obligation in excess of assets..........   3,206,335   3,361,023
                                                        ==========  ==========
   The actuarial assumptions used were as follows:
    Discount rate for determining projected benefit
     obligations......................................        6.00%       6.00%
    Rate of increase in compensation levels...........        3.25%       3.25%
    Expected long-term rate of return on plan assets..        6.00%       6.00%

  The above are real rates and exclude inflation.

                      TELE CENTRO SUL PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)


 Amortization of the unrecognized liability at transaction: 18.94 years commencing on January 1, 1991.

                                                             1996       1997
   Other post-retirement benefits plan                     ---------  ---------
   Funded status:
    Accumulated post-retirement benefit obligations:
     Retirees and dependents..............................   371,125    380,561
     Fully eligible active plan participants..............    32,631     34,589
     Other active plan participants.......................   885,917    997,791
                                                           ---------  ---------
                                                           1,289,673  1,412,941
     Fair value of plan assets............................   (76,600)   (96,141)
                                                           ---------  ---------
     Funded status........................................ 1,213,073  1,316,800
                                                           =========  =========

  Amortization of the unrecognized liability at transition: 18.84 years commencing on January 1, 1992.

  Health care cost trend rates of increase were projected at annual rates excluding inflation ranging from 6.48% in 1998 decreasing to 2.00% in 2047. The effect of a one percent annual increase in the assumed health care cost trend rates would increase the accumulated post-retirement benefits obligation at December 31, 1997 by R$237,063. Measurement of the accumulated post-retirement benefit obligation was based on the same assumptions as were used in the pension calculations.

  The funded status of the pension and post retirement plans under Brazilian and US GAAP differ. Benefit obligations differ because they have been prepared using different actuarial assumptions permitted under Brazilian and US GAAP.

  The net assets of the plans differ under Brazilian and US GAAP principally due to the accrual of income tax contingencies of the pension fund for US GAAP purposes in the amount of R$400,370 and R$487,269 in 1996 and 1997, respectively.

B. CONCENTRATION OF RISK

  The Companies are prohibited from investing any surplus cash balances in financial instruments other than government securities controlled by the Central Bank of Brazil or the Federal Government owned bank, Banco do Brasil S.A. There have been no losses in cash equivalents.

  Credit risk with respect to customer accounts receivable is diversified. The Companies continually monitor the level of customer accounts receivable and limit the exposure to bad debts by cutting access to the telephone network if any invoice is one month past-due. Exceptions comprise telephone services that must be maintained for reasons of safety or national security.

  For conducting their business, the Companies are fully dependent upon the fixed-line telecommunications concession as granted by the Federal Government.

  Approximately 80.32% of all employees are members of state labor unions associated either with the Federaco Nacional dos Trabalhadores em Telecomunicacoes ("Fenattel"), or with the Federacao Interestadual dos Trabalhadores em Telecomunicacoes ("Fittel"). Management negotiates new collective labor agreements every year with the local unions. The collective agreements currently in force expire in November 1998.

                      TELE CENTRO SUL PARTICIPACOES S.A.

                            (SEE NOTES 1, 2 AND 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)

  There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Companies' operations.

C. NEW ACCOUNTING PRONOUNCEMENTS

SFAS NO. 130, "REPORTING COMPREHENSIVE INCOME"

  SFAS No. 130 establishes the standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains and losses) as part of a full set of financial statements. This statement requires that all elements of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

SFAS NO. 131, "DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION"

  SFAS No. 131 establishes the standards for the manner in which public enterprises are required to report financial and descriptive information about their operating segments. The standard defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets and other related information are required to be disclosed for each operating segment. In addition, this standard requires the annual disclosure of information concerning revenues derived from the enterprise's products or services; countries in which it earns revenues or hold assets, and major customers.

SFAS NO. 132, "EMPLOYERS' DISCLOSURES ABOUT PENSIONS AND OTHER POST-RETIREMENT BENEFITS"

  SFAS No. 132 revises and standardizes employers' disclosures about pension and other post-retirement benefit plans. It does not change the measurement or recognition of those plans.

The Company will comply with the requirements of SFAS No. 130, 131 and 132 in 1998.

                      TELE CENTRO SUL PARTICIPACOES S.A.


                                EXHIBIT VOLUME








                               SEPTEMBER 18, 1998

                      TELE CENTRO SUL PARTICIPACOES S.A.

                                 EXHIBIT INDEX



Exhibit
Number


   1.1  Charter of the Registrant

   1.2  Charter of the Registrant (English translation)

   2.1 Deposit Agreement dated as of July 27, 1998 among the Registrant, The Bank of New York, as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder

  10.1 Standard Concession Agreement for Local, Switched, Fixed-Line Telephone Service and Schedule of Omitted Concession Agreements

  10.2 Standard Concession Agreement for Local, Switched, Fixed-Line Telephone Service (English translation)

  10.3 Standard Concession Agreement for Domestic Long-Distance, Switched, Telephone Service and Schedule of Omitted Concession Agreements

  10.4 Standard Concession Agreement for Domestic Long-Distance, Switched, Telephone Service (English translation)

  23.1  Consent of KPMG Peat Marwick